Exhibit 99.1

BARRICK GOLD CORPORATION

Brookfield Place, TD Canada Trust Tower Suite 3700, 161 Bay Street, P.O. Box 212 Toronto, ON M5J 2S1

Annual Information Form

For the year ended December 31, 2014 Dated as of March 27, 2015

BARRICK GOLD CORPORATION

ANNUAL INFORMATION FORM

TABLE OF CONTENTS

GLOSSARY OF TECHNICAL TERMS	1

REPORTING CURRENCY, FINANCIAL AND RESERVE INFORMATION	7

FORWARD-LOOKING INFORMATION	8

SCIENTIFIC AND TECHNICAL INFORMATION	10

GENERAL INFORMATION	10

Incorporation	10
Subsidiaries	11
Areas of Interest	11
General Development of the Business	11

NARRATIVE DESCRIPTION OF THE BUSINESS	19

Production	19
Operating Segments	19
Cortez	20
Goldstrike	20
Pueblo Viejo	20
Lagunas Norte	21
Veladero	21
Porgera	21
Turquoise Ridge	22
Kalgoorlie	22
Acacia Mining plc	22
Other Mines – Copper (Global Copper)	23
Pascua-Lama Project	24
Mineral Reserves and Mineral Resources	24
Marketing and Distribution	33
Employees and Labor Relations	34
Competition	35
Corporate Social Responsibility	35

MATERIAL PROPERTIES	36

Cortez Property	36
Goldstrike Property	41
Pueblo Viejo Mine	47
Lagunas Norte Mine	53
Veladero Mine	58
Zaldívar Mine	63
Lumwana Mine	69
Pascua-Lama Project	73

EXPLORATION AND EVALUATIONS	81

ENVIRONMENT AND CLOSURE	84

ENTERPRISE RISK MANAGEMENT	88

Financial Risk Management	89

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LEGAL MATTERS	91

Government Controls and Regulations	91
Legal Proceedings	94

RISK FACTORS	98

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS	112

CONSOLIDATED FINANCIAL STATEMENTS	113

CAPITAL STRUCTURE	113

RATINGS	115

MARKET FOR SECURITIES	117

MATERIAL CONTRACTS	118

TRANSFER AGENTS AND REGISTRARS	119

DIVIDEND POLICY	119

DIRECTORS AND OFFICERS OF THE COMPANY	120

AUDIT COMMITTEE	126

Audit Committee Mandate	126
Purpose	126
Committee Responsibilities	127
Responsibilities of the Committee Chair	129
Powers	129
Composition	130
Meetings	130
Composition of the Audit Committee	130
Relevant Education and Experience	130
Participation on Other Audit Committees	131
Audit Committee Pre-Approval Policies and Procedures	132
External Auditor Service Fees	132

INTERNAL CONTROL OVER FINANCIAL REPORTING AND DISCLOSURE CONTROLS AND PROCEDURES	132

NON-GAAP FINANCIAL MEASURES	133

INTERESTS OF EXPERTS	140

ADDITIONAL INFORMATION	141

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GLOSSARY OF TECHNICAL TERMS

Assay

A chemical analysis to determine the amount or proportion of the element of interest contained within a sample, typically base metals or precious metals.

Autoclave system

Oxidation process in which high temperatures and pressures are applied within a pressurized closed vessel to convert refractory sulfide mineralization into amenable oxide ore.

Autogenous mill

A horizontal lined steel cylinder that rotates resulting in the grinding of ore to a finer size through abrasion and attrition using larger competent pieces of the same ore instead of conventional steel balls or rods.

Ball mill

A horizontal lined steel cylinder which rotates resulting in the grinding of ore to a finer size through abrasion and attrition using manufactured steel balls.

By-product

A payable secondary metal or mineral product that is recovered along with the primary metal or mineral product during the concentration process.

Carbonaceous

Naturally occurring carbon present in the ore from the decay of organic material which can result in an inadvertent loss of precious metals during the cyanidation process.

Carbon-in-leach (CIL)

A recovery process in which precious metals are dissolved from finely ground ore during cyanidation and simultaneously adsorbed on relatively coarse activated carbon (burnt coconut shell) granules. The loaded carbon particles are separated from the slurry and recycled in the process following precious metal removal and reactivation through chemical and thermal means.

Carbon-in-column (CIC)

A method of recovering gold and silver from solution following cyanidation in the process by adsorption of the precious metals onto prepared carbon (burnt coconut shell).

Concentrate

A product from a mineral processing facility such as gravity separation or flotation in which the valuable constituents have been upgraded and unwanted gangue materials rejected as waste.

Contained ounces

A measure of in-situ or contained metal based on an estimate of tonnage and grade.

Counter current decantation (CCD)

A circuit involving multiple thickeners and a wash solution introduced countercurrent to the flow of slurry to rinse and recover soluble metal values or contaminants from finely ground ore.

Crushing

A unit operation that reduces the size of material delivered as Run of Mine Ore for further processing.

Cut-and-fill

A method of stoping in which ore is removed in slices, or lifts, and then the excavation is filled with rock or other waste material (backfill), before the subsequent slice is extracted.

Cut-off grade

A calculated minimum metal grade at which material can be mined and processed at break even cost.

Development

Work carried out for the purpose of preparing a mineral deposit for production. In an underground mine, this includes shaft sinking, crosscutting, drifting and raising. In an open pit mine, development includes the removal of overburden and/or waste rock.

Dilution

The effect of waste or low-grade ore which is unavoidably included in the mined ore, lowering the recovered grade.

Doré

Composite gold and silver bullion usually consisting of approximately 90% precious metals that will be further refined to separate pure metals.

Drift

A horizontal tunnel generally driven within or alongside an orebody and aligned parallel to the long dimension of the ore.

Drift-and-fill

A method of underground mining used for flat-lying mineralization or where ground conditions are less competent.

Drilling

Core: a drilling method that uses a rotating barrel and an annular-shaped, diamond-impregnated rock-cutting bit to produce cylindrical rock cores and lift such cores to the surface, where they may be collected, examined and assayed.

Reverse circulation: a drilling method that uses a rotating cutting bit within a double-walled drill pipe and produces rock chips rather than core. Air or water is circulated down to the bit between the inner and outer wall of the drill pipe. The chips are forced to the surface through the centre of the drill pipe and are collected, examined and assayed.

Conventional rotary: a drilling method that produces rock chips similar to reverse circulation except that the sample is collected using a single-walled drill pipe. Air or water circulates down through the center of the drill pipe and returns chips to the surface around the outside of the pipe.

In-fill: The collection of additional samples between existing samples, used to provide greater geological detail and to provide more closely-spaced assay data.

Exploration

Prospecting, sampling, mapping, diamond-drilling and other work involved in locating the presence of economic deposits and establishing their nature, shape and grade.

Flotation

A process which concentrates minerals by taking advantage of specific surface properties and applying chemicals such as collectors, depressants, modifiers and frothers in the presence of water and finely dispersed air bubbles.

Grade

The concentration of an element of interest expressed as relative mass units (percentage, parts per million, ounces per ton, grams per tonne, etc.).

Grinding (Milling)

Involves the size reduction of material fed to a process plant though abrasion or attrition to liberate valuable minerals for further metallurgical processing.

Heap leaching

A process whereby precious or base metals are extracted from stacked material placed on top of an impermeable plastic liner and after applying leach solutions which dissolve and transport values for recovery in the process plant.

Hydrocyclone

A stationary classifying device that utilizes centrifugal force to separate or sort particles in liquid suspension.

Lode

A mineral deposit, consisting of a zone of veins, veinlets or disseminations, in consolidated rock as opposed to a placer deposit.

Long-hole open stoping

A method of underground mining involving the drilling of holes up to 30 meters or longer into an ore bearing zone and then blasting a slice of rock which falls into an open space. The broken rock is extracted and the resulting open chamber may or may not be filled with supporting material.

Merrill-Crowe process

A process involving the forced precipitation of gold or silver from a cyanide solution onto zinc dust introduced into the system. Recovered zinc precipitate is then subjected to additional treatment to recover precious metals into doré bullion.

Metric conversion

Troy ounces	×	31.10348	=	Grams
Troy ounces per short ton	×	34.28600	=	Grams per tonne
Pounds	×	0.00045	=	Tonnes
Tons	×	0.90718	=	Tonnes
Feet	×	0.30480	=	Meters

Miles	×	1.60930	=	Kilometers
Acres	×	0.40468	=	Hectares
Fahrenheit	(°F-32) × 5 ÷ 9		=	Celsius

Mill

A facility where ore is finely ground and thereafter undergoes physical or chemical treatment to extract the valuable metals.

Mineral reserve

The economically mineable portion of a measured or indicated mineral resource demonstrated by at least a preliminary feasibility study. This study must include adequate information on mining, processing, metallurgical, economic and other relevant factors that demonstrate, at the time of reporting, that economic extraction can be justified. A mineral reserve includes diluting materials and allowances for losses that may occur when the material is mined. Mineral reserves are sub-divided in order of increasing confidence into probable mineral reserves and proven mineral reserves.

Probable mineral reserve: the economically mineable portion of an indicated and, in some circumstances, a measured mineral resource demonstrated by at least a preliminary feasibility study. This study must include adequate information on mining, processing, metallurgical, economic and other relevant factors that demonstrate, at the time of reporting, that economic extraction can be justified.

Proven mineral reserve: the economically mineable part of a measured mineral resource demonstrated by at least a preliminary feasibility study. This study must include adequate information on mining, processing, metallurgical, economic and other relevant factors that demonstrate, at the time of reporting, that economic extraction is justified.

Mineral resource

A concentration or occurrence of diamonds, natural solid inorganic material, or natural solid fossilized organic material including base and precious metals, coal, and industrial minerals in or on the Earth’s crust in such form and quantity and of such a grade or quality that it has reasonable prospects for economic extraction. The location, quantity, grade, geological characteristics and continuity of a mineral resource are known, estimated or interpreted from specific geological evidence and knowledge. Mineral resources are sub-divided, in order of increasing geological confidence, into inferred, indicated and measured categories.

Inferred mineral resource: that part of a mineral resource for which quantity and grade or quality can be estimated on the basis of geological evidence and limited sampling and reasonably assumed, but not verified, geological and grade continuity. The estimate is based on limited information and sampling gathered through appropriate techniques from locations such as outcrops, trenches, pits, workings and drill holes.

Indicated mineral resource: that part of a mineral resource for which quantity, grade or quality, densities, shape and physical characteristics can be estimated with a level of confidence sufficient to allow the appropriate application of technical and economic parameters, to support mine planning and evaluation of the economic viability of the deposit. The estimate is based on detailed and reliable exploration and testing information gathered through appropriate techniques from locations such as outcrops, trenches, pits, workings and drill holes that are spaced closely enough for geological and grade continuity to be reasonably assumed.

Measured mineral resource: that part of a mineral resource for which quantity, grade or quality, densities, shape and physical characteristics are so well established that they can be estimated with confidence sufficient to allow the appropriate application of technical and economic parameters, to support production planning and evaluation of the economic viability of the deposit. The estimate is based on detailed and reliable exploration, sampling and testing information gathered through appropriate techniques from locations such as outcrops, trenches, pits, workings and drill holes that are spaced closely enough to confirm both geological and grade continuity.

Mining claim

A footprint of land that a party has staked or marked out in accordance with applicable mining laws to acquire the right to explore for and, in most instances, exploit the minerals under the surface.

Net profits interest royalty

A royalty based on the profit remaining after recapture of certain operating, capital and other costs.

Net smelter return royalty

A royalty based on a percentage of valuable minerals produced with settlement made either in kind or in currency based on the sale proceeds received less all of the offsite smelting, refining and transportation costs associated with the purification of the economic metals.

Open pit mine

A mine where materials are removed in an excavation from surface.

Ore

Material containing metallic or non-metallic minerals which can be mined and processed at a profit.

Orebody

A sufficiently large amount of ore that is contiguous and can be mined economically.

Oxide ore

Mineralized rock in which some of the host rock or original mineralization has been oxidized.

Qualified Person

See “Scientific and Technical Information.”

Reclamation

The process by which lands disturbed as a result of mining activity are modified to support beneficial land use. Reclamation activity may include the removal of buildings, equipment, machinery and other physical remnants of mining, closure of tailings storage facilities, leach pads and other mine features, and contouring, covering and re-vegetation of waste rock and other disturbed areas.

Reclamation and closure costs

The cost of reclamation plus other costs, including without limitation certain personnel costs, insurance, property holding costs such as taxes, rental and claim fees, and community programs associated with closing an operating mine.

Recovery rate

A term used in process metallurgy to indicate the proportion of valuable material physically recovered in the processing of ore. It is generally stated as a percentage of the material recovered compared to the total material originally present.

Refining

The final stage of metal production in which impurities are removed from a molten metal.

Refractory material

Mineralized material from which metal is not amenable to recovery by conventional cyanide methods without any pre-treatment. The refractory nature can be due to either silica or sulfide encapsulation of the metal or the presence of naturally occurring carbon or other constituents that reduce gold recovery.

Roasting

The treatment of sulfide ore by heat and air, or oxygen enriched air, in order to oxidize sulfides and remove other elements (carbon, antimony or arsenic).

Shaft

A vertical passageway to an underground mine for ventilation, moving personnel, equipment, supplies and material including ore and waste rock.

Tailings

The material that remains after processing and removal of values.

Tailings storage facility

An area constructed for long term storage of material that remains after processing.

Tons

Short tons (2,000 pounds).

Tonnes

Metric tonnes (2,204 pounds).

Underhand cut and fill

A cut-and-fill method of underground mining that works downward, with cemented fill placed above the working area; best suited where ground conditions are less competent.

REPORTING CURRENCY, FINANCIAL AND RESERVE INFORMATION

All currency amounts in this Annual Information Form are expressed in United States dollars, unless otherwise indicated. References to “C$” are to Canadian dollars. References to “A$” are to Australian dollars. References to “CLP” are to Chilean pesos. For Canadian dollars to U.S. dollars, the average exchange rate for 2014 and the exchange rate at December 31, 2014 were one Canadian dollar per 0.91 and 0.86 U.S. dollars, respectively. For Australian dollars to U.S. dollars, the average exchange rate for 2014 and the exchange rate at December 31, 2014 were one Australian dollar per 0.90 and 0.82 U.S. dollars, respectively. For Chilean pesos to U.S. dollars, the average exchange rate for 2014 and the exchange rate at December 31, 2014 were one U.S. dollar per 571 and 607 Chilean pesos, respectively.

For the year ended December 31, 2014 and for the comparative prior periods identified in this Annual Information Form, Barrick Gold Corporation (“Barrick” or the “Company”) prepared its financial statements in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board (“IFRS”). The audited consolidated financial statements of the Company for the year ended December 31, 2014 (the “Consolidated Financial Statements”) are available electronically from the Canadian System for Electronic Document Analysis and Retrieval (“SEDAR”) at www.sedar.com and from the U.S. Securities and Exchange Commission’s (the “SEC”) Electronic Document Gathering and Retrieval System (“EDGAR”) at www.sec.gov.

Mineral reserves (“reserves”) and mineral resources (“resources”) have been calculated as at December 31, 2014 in accordance with National Instrument 43-101 – Standards of Disclosure for Mineral Projects (“National Instrument 43-101”), as required by Canadian securities regulatory authorities. For United States reporting purposes, Industry Guide 7 (under the Securities and Exchange Act of 1934), as interpreted by the Staff of the SEC, applies different standards in order to classify mineralization as a reserve (see Note 8 of “ - Notes to the Mineral Reserves, Resources and Reconciliation Tables” in “Narrative Description of the Business –Mineral Reserves and Mineral Resources”). In addition, while the terms “measured”, “indicated” and “inferred” mineral resources are required pursuant to National Instrument 43-101, the SEC does not recognize such terms. Canadian standards differ significantly from the requirements of the SEC, and mineral resource information contained herein is not comparable to similar information regarding mineral reserves disclosed in accordance with the requirements of the SEC. Readers should understand that “inferred” mineral resources have a great amount of uncertainty as to their existence and as to their economic and legal feasibility. In addition, readers are cautioned not to assume that all or any part of Barrick’s mineral resources constitute or will be converted into reserves.

Barrick uses certain non-GAAP financial performance measures in its financial reports. For a description and reconciliation of each of these measures, please see pages 81 to 91 of Barrick’s Management’s Discussion and Analysis of Financial and Operating Results for the year ended December 31, 2014 contained in Barrick’s 2014 Annual Report (the “MD&A”). See also “Non-GAAP Financial Measures” for a detailed discussion of each of the non-GAAP measures used in this Annual Information Form.

FORWARD-LOOKING INFORMATION

Certain information contained in this Annual Information Form, including any information as to Barrick’s strategy, plans or future financial or operating performance, constitutes “forward-looking statements.” All statements, other than statements of historical fact, are forward-looking statements. The words “believe”, “expect”, “anticipate”, “contemplate”, “target”, “plan”, “intends”, “continue”, “budget”, “estimate”, “may”, “will”, “schedule” and similar expressions identify forward-looking statements. Forward-looking statements are necessarily based upon a number of estimates and assumptions that, while considered reasonable by us, are inherently subject to significant business, economic and competitive uncertainties and contingencies. Known and unknown factors could cause actual results to differ materially from those projected in the forward-looking statements. Such factors include, but are not limited to:

•	fluctuations in the spot and forward price of gold, copper or certain other commodities (such as silver, diesel fuel and electricity);

•	changes in national and local government legislation, taxation, controls or regulations and/or changes in the administration of laws, policies and practices, expropriation or nationalization of property and political or economic developments in Canada, the United States, Dominican Republic, Australia, Papua New Guinea, Chile, Peru, Argentina, Tanzania, Zambia, Saudi Arabia, United Kingdom or Barbados or other countries in which we do or may carry on business in the future;

•	failure to comply with environmental and health and safety laws and regulations;

•	timing of receipt of, or failure to comply with, necessary permits and approvals;

•	diminishing quantities or grades of reserves;

•	increased costs and risks related to the potential impact of climate change;

•	increased costs, delays, suspensions and technical challenges associated with the construction of capital projects;

•	the impact of global liquidity and credit availability on the timing of cash flows and the values of assets and liabilities based on projected future cash flows;

•	adverse changes in our credit rating;

•	the impact of inflation;

•	operating or technical difficulties in connection with mining or development activities, including disruptions in the maintenance or provision of required infrastructure and information technology systems;

•	damage to Barrick’s reputation due to the actual or perceived occurrence of any number of events, including negative publicity with respect to Barrick’s handling of environmental matters or dealings with community groups, whether true or not;

•	the speculative nature of mineral exploration and development;

•	risk of loss due to acts of war, terrorism, sabotage and civil disturbances;

•	fluctuations in the currency markets (such as Canadian and Australian dollars, Chilean, Argentinean and Dominican pesos, British pound, Peruvian sol, Zambian kwacha, South African rand, Tanzanian schilling and Papua New Guinean kina versus the U.S. dollar);

•	changes in U.S. dollar interest rates that could impact the mark-to-market value of outstanding derivative instruments and ongoing payments/receipts under interest rate swaps and variable rate debt obligations;

•	risks arising from holding derivative instruments (such as credit risk, market liquidity risk and mark-to-market risk);

•	litigation;

•	contests over title to properties, particularly title to undeveloped properties, or over access to water, power and other required infrastructure;

•	business opportunities that may be presented to, or pursued by, us;

•	our ability to successfully integrate acquisitions or complete divestitures;

•	employee relations;

•	availability and increased costs associated with mining inputs and labor; and

•	the organization of Barrick’s previously held African gold operations and properties under a separate listed company.

In addition, there are risks and hazards associated with the business of mineral exploration, development and mining, including environmental hazards, industrial accidents, unusual or unexpected formations, pressures, cave-ins, flooding and gold bullion, copper cathode or gold or copper concentrate losses (and the risk of inadequate insurance, or inability to obtain insurance, to cover these risks). Many of these uncertainties and contingencies can affect our actual results and could cause actual results to differ materially from those expressed or implied in any forward-looking statements made by, or on behalf of, us. Readers are cautioned that forward-looking statements are not guarantees of future performance. All of the forward-looking statements made in this Annual Information Form are qualified by these cautionary statements. Specific reference is made to “Narrative Description of the Business – Mineral Reserves and Mineral Resources” and “Risk Factors” and to the MD&A (which is available on SEDAR at www.sedar.com and on EDGAR at www.sec.gov as an exhibit to Barrick’s Form 40-F) for a discussion of some of the factors underlying forward-looking statements.

The Company may, from time to time, make oral forward-looking statements. The Company advises that the above paragraph and the risk factors described in this Annual Information Form and in the Company’s other documents filed with the Canadian securities commissions and the SEC should be read for a description of certain factors that could cause the actual results of the Company to materially differ from those in the oral forward-looking statements. The Company disclaims any intention or obligation to update or revise any oral or written forward-looking statements whether as a result of new information, future events or otherwise, except as required by applicable law.

SCIENTIFIC AND TECHNICAL INFORMATION

Unless otherwise indicated, scientific or technical information in this Annual Information Form relating to mineral reserves or mineral resources is based on information prepared by employees of Barrick, its joint venture partners or its joint venture operating companies, as applicable, in each case under the supervision of, or following review by, Rick Sims, Senior Director, Resources and Reserves of Barrick, Steven Haggarty, Senior Director, Metallurgy of Barrick or Patrick Garretson, Director, Life of Mine Planning of Barrick.

Scientific or technical information in this Annual Information Form relating to the geology of particular properties and exploration programs is based on information prepared by employees of Barrick, its joint venture partners or its joint venture operating companies, as applicable, in each case under the supervision of Robert Krcmarov, Senior Vice President, Global Exploration of Barrick.

Each of Messrs. Sims, Haggarty, Garretson and Krcmarov is a “Qualified Person” as defined in National Instrument 43-101. A “Qualified Person” means an individual who is an engineer or geoscientist with at least five years of experience in mineral exploration, mine development or operation or mineral project assessment, or any combination of these, has experience relevant to the subject matter of the mineral project, and is a member in good standing of a professional association.

Each of Messrs. Sims, Haggarty, Garretson and Krcmarov is an officer or employee of Barrick and/or an officer, director or employee of one or more of its associates or affiliates. No such person received or will receive a direct or indirect interest in any property of Barrick or any of its associates or affiliates. As of the date hereof, each such person owns beneficially, directly or indirectly, less than 1% of any outstanding class of securities of Barrick and less than 1% of the outstanding securities of any class of Barrick’s associates or affiliates.

GENERAL INFORMATION

Incorporation

Barrick is a corporation governed by the Business Corporations Act (Ontario) resulting from the amalgamation, effective July 14, 1984, of Camflo Mines Limited, Bob-Clare Investments Limited and the former Barrick Resources Corporation. By articles of amendment effective December 9, 1985, the Company changed its name to American Barrick Resources Corporation. Effective January 1, 1995, as a result of an amalgamation with a wholly-owned subsidiary, the Company changed its name from American Barrick Resources Corporation to Barrick Gold Corporation. On December 7, 2001, in connection with its acquisition of Homestake Mining Company (“Homestake”), the Company amended its articles to create a special voting share, which has special voting rights designed to permit holders of Barrick Gold Inc. (formerly Homestake Canada Inc.) (“BGI”) exchangeable shares to vote as a single class with the holders of Barrick common shares. In March 2009, in connection with Barrick’s redemption of all of the outstanding BGI exchangeable shares, the single outstanding special voting share was redeemed and cancelled. In connection with its acquisition of Placer Dome Inc. (“Placer Dome”), Barrick amalgamated with Placer Dome pursuant to articles of amalgamation dated May 9, 2006.

In connection with the acquisition of Arizona Star Resource Corp. (“Arizona Star”), Barrick amalgamated with Arizona Star pursuant to articles of amalgamation dated January 1, 2009. Barrick’s head and registered office is located at Brookfield Place, TD Canada Trust Tower, 161 Bay Street, Suite 3700, Toronto, Ontario, M5J 2S1.

Subsidiaries

A significant portion of Barrick’s business is carried on through its subsidiaries. A chart showing Barrick’s mines, projects, related operating subsidiaries, other significant subsidiaries and certain associated subsidiaries as at March 20, 2015 and their respective locations or jurisdictions of incorporation, as applicable, is set out at the end of this “General Information” section. All subsidiaries, mines and projects referred to in the chart are 100% owned, unless otherwise noted.

Areas of Interest

A map showing Barrick’s mining operations and projects as at March 20, 2015, including those mines held through Barrick’s equity interest in Acacia Mining plc (“Acacia”), is set out at the end of this “General Information” section.

General Development of the Business

Barrick entered the gold mining business in 1983 and is now the leading gold mining company in the world in terms of production and reserves. The Company has operating mines or projects in Canada, the United States, the Dominican Republic, Peru, Chile, Argentina, Tanzania, Zambia, Australia, Papua New Guinea and Saudi Arabia. The Company’s principal products and sources of earnings are gold and copper.

During its first ten years, Barrick focused on acquiring and developing properties in North America, notably the Company’s Goldstrike property on the Carlin Trend in Nevada. Since 1994, Barrick has strategically expanded beyond its North American base and now operates on five continents.

In 2012, Barrick announced a new corporate strategy that is focused on maximizing risk-adjusted rates of return and free cash flow through a disciplined approach to capital allocation. The Company will only invest capital if it generates acceptable rates of return suitable to the size of the capital investment. As part of this strategy, all capital allocation options, including returns to shareholders, organic investment, acquisitions, and other expenditures, have been, and will continue to be, ranked and prioritized to meet certain key objectives including generating returns to shareholders, aggressively managing costs, optimizing Barrick’s asset portfolio around the world including by divesting those assets that do not meet these criteria and investing in assets that do, and reducing geopolitical risk. Barrick carried out the following initiatives in 2013, 2014 and thus far in 2015 in accordance with its new corporate strategy:

In July 2013, Barrick completed the sale of its Barrick Energy oil and gas business segment for consideration of $435 million, consisting of $387 million in cash and a future royalty valued at $48 million. As of August 2013, the Company decided to initiate closure of its Pierina mine in Peru. On September 30, 2013, Barrick completed the sale of the Company’s Yilgarn South assets, which are the Granny Smith, Lawlers and Darlot mines in Australia, for total proceeds of $266 million, consisting of $135 million in cash and $131 million in Gold Fields Limited shares.

In November 2013, Barrick completed a bought deal equity offering of 163.5 million common shares at a price of $18.35 per common share for net proceeds of approximately $2.9 billion. Barrick used the net proceeds of the offering to strengthen the Company’s balance sheet and improve its long-term liquidity position by using approximately $2.6 billion to redeem or repurchase outstanding short- and medium-term debt.

During the fourth quarter of 2013, Barrick announced the temporary suspension of construction at its Pascua-Lama project in Chile and Argentina, except for those activities required for environmental and regulatory compliance. The Company had previously suspended construction activities on the Chilean side of the project, except for those activities deemed necessary for environmental protection, during the second quarter of 2013 as a result of the issuance of a preliminary injunction. The ramp-down was completed on schedule and budget in mid-2014 and the project is now on care and maintenance. See “Narrative Description of the Business – Operating Segments – Pascua-Lama Project” and “Material Properties – Pascua-Lama Project.”

On January 31, 2014, Barrick completed the sale of its Plutonic mine in Australia for total cash consideration of A$25 million. On March 1, 2014, Barrick completed the sale of its Kanowna mine in Australia for total cash consideration of A$75 million, subject to certain closing adjustments. On March 11, 2014, Barrick completed the divestment of a portion of its equity interest in Acacia, raising gross proceeds of $186 million (for more information about Acacia, see “Narrative Description of the Business – Operating Sergments – Acacia”). Following this partial divestment, Barrick’s equity interest in Acacia was reduced from 73.9% to 63.9%. On April 4, 2014, the Company completed the sale of its minority interest in the Marigold mine in Nevada for total cash consideration of $86 million. On December 3, 2014, Barrick formed a joint venture with Saudi Arabian Mining Company (Ma’aden), which is 50% owned by the Saudi Arabian government, to operate the Jabal Sayid project. Ma’aden acquired its 50% interest in Ma’aden Barrick Copper Company, the new joint venture company established to hold the Jabal Sayid assets, for cash consideration of $216 million (for more information about the Jabal Sayid project, see “Exploration and Evaluations”).

In the third quarter of 2014, Barrick implemented an executive management structure that places a greater emphasis on operational excellence and the acceleration of portfolio optimization and cost reduction initiatives, while fostering a partnership culture. As part of the new executive management structure, Barrick appointed two Co-Presidents, reflecting the interconnected nature and strategic importance of jointly managing day-to-day mining operations and Barrick’s relationships with host governments, local communities and other external stakeholders. As part of this structure, Barrick eliminated the Chief Executive Officer role.

On February 18, 2015, Barrick announced its intention to reduce its total debt by at least $3 billion by the end of 2015. The Company has a number of options to achieve this goal, including through a combination of one or more of the following: maximizing free cash flow from operations by implementing a decentralized operating model with more efficient capital spending and reduced general and administrative costs; non-core asset sales; and joint ventures and strategic partnerships. The Company also announced that it has commenced a process to sell its Porgera Joint Venture in Papua New Guinea and Cowal mine in Australia, in accordance with its debt reduction strategy.

The Company has a number of orebodies around the world which hold sizeable economic potential, but which currently do not meet Barrick’s investment criteria. In the interim, the Company will spend the minimum amount of capital required to maintain the economic potential of these assets.

Through a combination of acquisitions and its exploration program, Barrick has several projects at varying stages of development. The Company intends to complete four prefeasibility studies in Nevada during 2015, one at each of its Goldrush project, Turquoise Ridge mine, Cortez property and Spring Valley project, which is 70% owned by Barrick and is located approximately 75 miles west of the Cortez property. The Pueblo Viejo mine achieved commercial production in January 2013 and completed its ramp-up to full design capacity in 2014. For 2015, subject to permitting and other matters, the timing of which are not in Barrick’s control, Barrick expects to spend approximately $150 to $200 million (2014: $234 million) of its total capital expenditures on projects. The expected decrease in project capital spending year-over-year primarily relates to lower project capital expenditures at Pascua-Lama, partially offset by an increase in capitalized construction costs at the Jabal Sayid project and commencement of pre-stripping activities at the South Arturo project. For additional information regarding Barrick’s projects, see “Exploration and Evaluations,” “Narrative Description of the Business – Operating Segments – Turquoise Ridge,” “Material Properties – Cortez Property,” “Material Properties – Pascua-Lama Project” and, for the South Arturo project, “Material Properties – Goldstrike Property.” For additional information about the Pueblo Viejo mine, see “Material Properties – Pueblo Viejo Mine.”

Barrick’s exploration activity is focused on prospective land positions and Barrick prioritizes exploration targets to optimize the investment in exploration programs. Barrick’s exploration program continues to focus both on areas around its existing mines and early stage exploration activities. For additional information regarding Barrick’s exploration programs and new discoveries, see “Exploration and Evaluations.”

Total revenues in 2014 were $10.2 billion, a decrease of $2.3 billion, or 18%, compared to 2013, primarily due to lower realized gold and copper prices combined with lower gold and copper sales volumes. In 2014, gold and copper revenues totaled $8.7 billion and $1.2 billion, respectively, with gold down 18%, compared to the prior year due to lower realized gold prices and sales volumes, and copper down 26% compared to the prior year due to lower realized copper prices and sales volumes. Realized gold prices of $1,265 per ounce in 2014 were down 10% compared to the prior year, principally due to the 10% decline in market gold prices in 2014. Realized copper prices for 2014 were $3.03 per pound, down 11% compared to the prior year due to a decline in market copper prices in 2014. For an explanation of realized price, see “Non-GAAP Financial Measures – Realized Prices.” In 2014, Barrick reported a net loss of $2.9 billion, including after-tax impairment charges of $3.4 billion primarily related to the Company’s Cerro Casale project and Lumwana mine, compared to a net loss of $10.37 billion in 2013. Adjusted net earnings were $793 million compared to adjusted net earnings of $2.57 billion in 2013 (for an explanation of adjusted net earnings, see “Non-GAAP Financial Measures – Adjusted Net Earnings and Adjusted Net Earnings per Share”). The significant adjusting items (net of tax and non-controlling interest effects) in 2014 include: impairment charges of $3.4 billion, which includes $0.9 billion attributable to Barrick’s Lumwana mine and $0.8 billion attributable to Barrick’s Cerro Casale project (see “Material Properties –Lumwana Mine” and “Exploration and Evaluations” for more information about the impairment charges at Lumwana and Cerro Casale, respectively); $169 million on unrealized foreign currency losses; and $137 million in unrealized losses on non-hedge derivative instruments; partially offset by $49 million in tax adjustments and a $48 million gain on the sale assets.

In 2014, Barrick’s gold production was 6.25 million ounces, 13% lower than 2013 gold production, with all-in sustaining cash costs of $864 per ounce and cash costs of $598 per ounce and cost of sales of $5.8 billion. Barrick’s copper production in 2014 was 436 million pounds of copper, 19% lower than 2013 copper production, with C1 cash costs of $1.92 per pound, C3 fully allocated costs of $2.43 per pound and cost of sales of $0.95 billion. In 2013, Barrick produced 7.17 million ounces of gold, with all-in sustaining cash costs of $915 per ounce and cash costs of $566 per ounce, and 539 million pounds of copper, with C1 cash costs of $1.92 per pound and C3 fully allocated costs of $2.42 per pound. For an explanation of all-in sustaining cash costs per ounce, cash costs per ounce, C1 cash costs per pound and C3 fully allocated costs per pound, refer to “Non-GAAP Financial Measures – Cash costs per ounce, All-in sustaining costs per ounce, All-in costs per ounce, C1 cash costs per pound and C3 fully allocated costs per pound.”

The following table summarizes Barrick’s interest in its producing mines and its share of gold production from these mines for the periods indicated:

Gold Mines	Ownership(1)	2014(2)	2013(2)
		(thousands of ounces)	(thousands of ounces)
North America
Cortez Property, Nevada	100%	902	1,337
Goldstrike Property, Nevada	100%	902	892
Pueblo Viejo Mine, Dominican Republic (3)	60%	665	488
Round Mountain Mine, Nevada (3)	50%	164	156
Ruby Hill Mine, Nevada	100%	33	91
Hemlo Property, Ontario	100%	206	204
Marigold Mine, Nevada (3),(4)	33%	11	54
Bald Mountain Mine, Nevada	100%	161	94
Golden Sunlight Mine, Montana	100%	86	92
Turquoise Ridge Mine, Nevada (3)	75%	195	167

		3,325	3,575

South America
Lagunas Norte Mine, Peru	100%	582	606
Veladero Mine, Argentina	100%	722	641
Pierina Mine, Peru (5)	100%	17	97

		1,321	1,344

Gold Mines	Ownership(1)	2014(2)	2013(2)
		(thousands of ounces)	(thousands of ounces)
Australia Pacific
Porgera Mine, Papua New Guinea (3)	95%	493	482
Cowal Mine, Central New South Wales, Australia	100%	268	297
Kalgoorlie Mine, Western Australia (3)	50%	326	315
Plutonic Mine, Western Australia (6)	100%	7	114
Yilgarn South, Western Australia (7)	100%	—	339
Kanowna Mine, Western Australia (8)	100%	39	226

		1,133	1,773

Africa(9)
Bulyanhulu Mine, Tanzania	63.90%	153	147
North Mara Mine, Tanzania	63.90%	180	190
Buzwagi Mine, Tanzania	63.90%	137	134
Tulawaka Mine, Tanzania (10)	44.73%	—	3

		470	474

Company Total		6,249	7,166

(1)	Barrick’s interest is subject to royalty obligations at certain mines.
(2)	Sum of gold mine production amounts may not equal total production amounts due to rounding.
(3)	Barrick’s proportional share.
(4)	Barrick completed the sale of the Marigold mine on April 14, 2014.
(5)	Barrick initiated the closure of the Pierina mine in August 2013. Includes production up to the fourth quarter of 2014.
(6)	Barrick completed the sale of the Plutonic mine on January 31, 2014.
(7)	The Darlot, Lawlers and Granny Smith mines have been consolidated under Yilgarn South for reporting purposes. Includes production up to September 30, 2013, the effective date of the sale of the Yilgarn South assets.
(8)	Barrick completed the sale of the Kanowna mine on March 1, 2014.
(9)	Barrick’s proportional share for the periods indicated. Barrick’s equity interest in Acacia was reduced to 63.9% from 73.9% following the partial divestment of shares completed on March 11, 2014.
(10)	Acacia initiated the closure of the Tulawaka mine in the second quarter of 2013. Barrick continued to report production from this mine as part of its Acacia operating segment through year-end 2013.

The following table summarizes Barrick’s interest in its principal producing copper mines and its share of copper production from these mines for the periods indicated:

Copper Mines	Ownership	2014	2013
		(millions of pounds)	(millions of pounds)
Zaldívar Mine, Chile	100%	222	279
Lumwana Mine, Zambia	100%	214	260

Company Total		436	539

See “Narrative Description of the Business” in this Annual Information Form, Note 5 “Segment Information” to the Consolidated Financial Statements and the MD&A for further information on the Company’s operating segments. See “Narrative Description of the Business – Mineral Reserves and Mineral Resources” for information on the Company’s mineral reserves and resources.

Significant Subsidiaries, Operating Mines and Projects

Barrick Gold Corporation (Ontario)
53.49%[1]
BGC Holdings Ltd. (Cayman Islands)
Sutton Resources Ltd. (British Columbia)
PDG Sona (Cayman) Limited (Cayman Islands)
PDG Aurora LLC (Cayman Islands)
10%
ABX Financeco Inc. (Delaware)
Barrick North America Holding Corporation (Nevada)
Equinox Minerals Limited (Ontario)
50%
Atacama Copper Pty Limited (New South Wales)
Barrick (PD) Australia Limited (New South Wales)
Arizona Star Resource (Bermuda) Ltd. (Bermuda)
Barrick Holdings International Ltd. (Cayman Islands)
Romanex International Limited (British Columbia)
11.03%
9.11%
Acacia Mining plc (United Kingdom)
PDG Finance (Cayman) LLC (Cayman Islands)
Barrick Gold Exploration Inc. (Delaware)
Barrick Turquoise Ridge Inc. (Delaware)
Barrick Gold U.S. Inc. (California)
Equinox Resources Limited (New South Wales)
Tethyan Copper Company Pty Limited (Western Australia)
Barrick (Niugini) Limited (Papua New Guinea)
75%
43.80%
90%
75%
50%
95%
AC 40689 Ltd. (Cayman Islands)
Barrick International (Barbados) Corp. (Barbados)
16.67%
Kabanga Holdings Limited (Cayman Islands)
BUK HoldCo Limited (United Kingdom)
PDG Finance SRL (Barbados)
Barrick Goldstrike Mines Inc. (Colorado)
Turquoise Ridge Mine (United States)
Donlin Gold LLC (Delaware)
Barrick Copper Overseas Pty Limited (Western Australia)
Tethyan Copper Company Pakistan (Private) Limited (Pakistan)
Porgera Mine (Papua New Guinea)
60%
40%
75%
Inversiones Arizona Star Chile Limitada (Chile)
Placer B-C Limited (Grand Cayman)
Kabanga Nickel Company Limited (Tanzania)
East African Gold Mines Limited (Australian Capital Territory)
PDG Bank Limited (Barbados)
Goldstrike Property (United States)
Barrick Gold Finance Inc. (Delaware)
Donlin Gold Project (United States)
Barrick African Copper Limited (Western Australia)
Reko Diq Project (Pakistan)
42.35%
43.54%
98.47%[1]
40%
Compania Minera Casale (Chile)
Zaldivar Chile Inc. (Grand Cayman)
Kabanga Project (Tanzania)
North Mara Gold Mine Limited (Tanzania)
Barrick Holding Co. (California)
96.36%
Barrick (HMC) Mining Company (Delaware)
3.64%
Cortez Mine (United States)
60%
Barrick Cortez Inc. (Delaware)
Lumwana Mining Company Limited (Zambia)
99.9%[1]
60%
40%
Cerro Casale Project (Chile)
Compania Minera Zaldivar Limitada (Chile)
Kagera Mining Company Limited (Tanzania)
North Mara Mine (Tanzania)
Argentina Gold Corp (Canada)
Homestake Mining Company of California (California)
Golden Sunlight Mines Inc. (California)
Lumwana Mine (Zambia)
90.34%[1]
Dominicana Holdings Inc. (Barbados)
60%
Zaldivar Mine (Chile)
Kagera Project (Tanzania)
KMCL Holdings Ltd. (Cayman Islands)
Argentina Gold (Bermuda) I Ltd. (Bermuda)
Barrick Gold Finance Company (Nova Scotia)
Ruby Hill Mine (United States)
Golden Sunlight Mine (United States)
Barrick Middle East Pty Limited (Queensland)
99.99%[1]
54.79%[1]
87.83%[1]
50%
Pueblo Viejo Dominicana Corporation (Barbados)
Inversiones Barrick Conosur Limitada (Chile)
Barrick Holdings Ltd. (Cayman Islands)
Bulyanhulu Gold Mine Limited (Tanzania)
Argentina Gold (Bermuda) II Ltd. (Bermuda)
Barrick Gold Inc. (Ontario)
53.8%[1]
Barrick (Australia Pacific Holdings) Pty Ltd (Northern Territory)
Bald Mountain Mine (United States)
Ma'aden Barrick Copper Company Limited (Saudi Arabia)
99.99%[1]
97.8%[1]
Pueblo Viejo (Dominican Republic)
Compania Minera Cerro Amarillo Limitada (Chile)
South American Mineral Ventures Limited (Cayman Islands)
Bulyanhulu Mine (Tanzania)
Minera Argentina Gold S.A. (Argentina)
Hemlo Property (Canada)
Barrick (Australia Pacific) Pty Limited (South Australia)
50%
KCGM Superpit (Australia)
Jabal Sayid Project (Saudi Arabia)
98.23%[1]
33.49%[1]
Minera Barrick Misquichilca S.A. (Peru)
1816962 Ontario Inc. (Ontario)
Veladero Mine (Argentina)
Barrick (Cowal) Pty Limited (South Australia)
Cowal Mine (Australia)
49.88%[1]
Barrick Exploraciones Argentina S.A. (Argentina)
Lagunas Norte Mine (Peru)
Pangea Goldfields Inc. (Ontario)
5%
Pangea Minerals Limited (Tanzania)
Bargold Corporation (Delaware)
25%
Round Mountain Mine (United States)
95%
Pascua-Lama Project (Chile/ Argentina)
Pierina Mine[2] (Peru)
1051694 Ontario Inc. (Ontario)
Buzwagi Mine (Tanzania)
Homestake Nevada Corporation (California)
25%
Compania Minera San Jose Inc. (Cayman Islands)
Compania Minera Nevada SpA (Chile)

[1] Wholly-owned, directly or indirectly, by Barrick Gold Corporation.

[2] In closure.

NARRATIVE DESCRIPTION OF THE BUSINESS

Barrick is engaged in the production and sale of gold, as well as related activities such as exploration and mine development. Barrick also produces significant amounts of copper, principally from the Zaldívar and Lumwana mines and holds other interests. In the fourth quarter of 2014, the Company reorganized its operating structure to reflect how Barrick now manages its business and how it classifies its operations for planning and measuring performance. Under the new operating structure, Barrick’s chief operating decision maker reviews the operating results, assesses performance and makes capital allocation decisions at the individual mine site or project level, with the exception of Barrick’s 63.9% equity interest in Acacia, which is reviewed and assessed as a separate business. Therefore, each individual mine and project site and Acacia are operating segments for financial reporting purposes. As part of this reorganization, Barrick’s former “North America – other,” “Australia Pacific” and “Global Copper” operating segments have been eliminated, and each individual mine within those segments is now an operating segment as noted above. Unless otherwise specified, the description of Barrick’s business, including products, principal markets, distribution methods, employees and labor relations contained in this Annual Information Form, applies to each of its operating segments and Barrick as a whole.

Production

For the year ended December 31, 2014, Barrick produced 6.25 million ounces of gold at all-in sustaining cash costs of $864 per ounce, cash costs of $598 per ounce and a cost of sales attributed to gold of $5.8 billion. Barrick’s 2015 gold production is targeted at approximately 6.2 to 6.6 million ounces. Barrick expects average all-in sustaining cash costs in 2015 of $860 to $895 per ounce and cash costs of $600 to $640 per ounce, assuming a market gold price of $1,250 per ounce, a market oil price of $50 per barrel and an Australian dollar exchange rate of $1:A$0.83. See “Forward-Looking Information.” The Company’s 2015 gold production is expected to be higher than 2014 as a result of: the commissioning of the thiosulfate circuit at Goldstrike; higher production at Acacia, primarily at Bulyanhulu; and higher production at Lagunas Norte. These increases are expected to be partially offset by a decrease in production at Veladero, and lower production following the sale of Kanowna, Plutonic and Marigold in 2014. For an explanation of all-in sustaining cash costs and cash costs per ounce, refer to “Non-GAAP Financial Measures – Cash costs per ounce, All-in sustaining costs per ounce, All-in costs per ounce, C1 cash costs per pound and C3 fully allocated costs per pound.”

For the year-ended December 31, 2014, Barrick produced 436 million pounds of copper at C1 cash costs of $1.92 per pound, C3 fully allocated costs of $2.43 per pound and cost of sales attributed to copper of $0.95 billion. Barrick’s 2015 copper production is targeted at approximately 310 to 340 million pounds at expected C1 cash costs of approximately $1.75 to $2.00 per pound and C3 fully allocated cash costs of approximately $2.30 to $2.60 per pound, assuming a market oil price of $50 per barrel and a Chilean peso exchange rate of 610:1. Copper production is expected to decrease in 2015, mainly due to the expected suspension of operations at Lumwana, following the ratification of the new 20 percent royalty rate in Zambia. The production decrease at Lumwana is partially offset by the increased production at Zaldívar as a result of improved stacker reliability and shovel availability as compared to 2014. See “Forward-Looking Information.” For an explanation of C1 cash costs and C3 fully allocated costs per pound, refer to “Non-GAAP Financial Measures – Cash costs per ounce, All-in sustaining costs per ounce, All-in costs per ounce, C1 cash costs per pound and C3 fully allocated costs per pound.”

Operating Segments

In the fourth quarter of 2014, the Company reorganized its operating structure to reflect how Barrick now manages its business and how it classifies its operations for planning and measuring performance. Set out below is a brief description of Barrick’s reportable operating segments, consisting of eight individual gold mines, Acacia, two individual copper mines and one project. Each mine and project receives direction from Barrick’s corporate office, but has responsibility for certain aspects of its business, such as sustainability of mining operations, including exploration, production and closure. Acacia has a greater amount of independence in comparison to Barrick’s other operating segments, as further described below.

For details regarding 2014 production for each operating segment, see “General Information – General Development of the Business.” For additional details regarding the reserves and resources held in each operating segment, see “ – Mineral Reserves and Mineral Resources.” See also Note 5 “Segment Information” to the Consolidated Financial Statements and the MD&A for further financial and other information on the Company’s operating segments.

Cortez

Barrick’s Cortez property (consisting of the Pipeline Complex and the Cortez Hills Complex, and also a material property for purposes of this Annual Information Form, see “Material Properties – Cortez Property”) produced approximately 0.9 million ounces of gold at cash costs of $498 per ounce, all-in sustaining costs of $706 per ounce and cost of sales of $687 million in 2014, compared to approximately 1.3 million ounces of gold at cash costs of $229 per ounce, all-in sustaining costs of $440 per ounce and cost of sales of approximately $636 million in 2013. At Cortez, the Company expects 2015 gold production to be in the range of 825 to 900 thousand ounces, down slightly compared to 2014 production levels mainly due to a decrease in open pit tonnage processed as a result of mine sequencing, and declining underground ore grade and tonnage due to a transition to lower grade underground ore zones as Barrick advances deeper in the mine. Mining in 2015 will include Cortez Hills and Crossroads pre-stripping, and as a result open pit tonnes processed will be down significantly. The impact of lower tonnes processed from the open pit will be partially offset by higher processed ore grades. In 2015, the Company expects cash costs to be in the range of $560 to $610 per ounce, higher than 2014, due to lower capitalized stripping and higher processing costs. Processing costs are expected to rise as a higher proportion of production will be processed at the Goldstrike autoclaves. All-in sustaining costs are expected to be in the range of $760 to $835 per ounce, higher than 2014, primarily due to the impact of lower sales volumes on unit production costs and higher sustaining capital expenditures. Achieving these production and related cost guidance ranges is dependent on Goldstrike’s thiosulfate circuit ramping up as planned, as discussed in “ – Goldstrike” below.

Goldstrike

Barrick’s Goldstrike property (a material property for the purposes of this Annual Information Form, see “Material Properties – Goldstrike Property”) produced approximately 0.9 million ounces of gold at cash costs of $571 per ounce, all-in sustaining costs of $854 per ounce and cost of sales of $651 million in 2014, compared to approximately 0.9 million ounces of gold at cash costs of $618 per ounce, all-in sustaining costs of $913 per ounce and cost of sales of $662 million in 2013. At Goldstrike, the Company expects 2015 production to be in the range of 1,000 to 1,150 thousand ounces, which is up from 2014 production levels, due primarily to the commissioning of the thiosulfate circuit. As a result of the thiosulfate circuit, ounces produced at the autoclave will increase by approximately 250 thousand ounces in 2015. This will be partially offset by lower production from the roaster due to lower grades from the open pit in 2015. Underground production is expected to be consistent with 2014. Operating costs are expected to be higher in 2015 due to higher process throughput at the autoclaves, but this will largely be offset by the impact of higher sales volumes on unit production costs. As a result, Barrick expects cash costs to be in the range of $540 to $590 per ounce, which is consistent with 2014, and all-in sustaining costs to be $700 to $800 per ounce, which is down significantly compared to 2014 due to the impact of higher production levels. Achieving these production and related cost guidance ranges is dependent on the thiosulfate circuit ramping up as planned. This process utilizes new technology, and, as with any such new process, there are risks associated with the ramp-up to full capacity. If the ramp-up progresses slower than currently anticipated, then Barrick’s production guidance for both Goldstrike and Cortez could be at risk.

Pueblo Viejo

Barrick’s 60% interest in the Pueblo Viejo mine (a material property for the purposes of this Annual Information Form, see “Material Properties – Pueblo Viejo Mine”) produced approximately 665 thousand ounces of gold at cash costs of $446 per ounce, all-in sustaining costs of $588 per ounce and cost of sales of $885 million in 2014, compared to approximately 488 thousand ounces of gold at cash costs of $561 per ounce, all-in sustaining costs of $735 per ounce and cost of sales of $574 million in 2013. At Pueblo Viejo, the Company expects its equity share of 2015 gold production to be in the range of 625 to 675 thousand ounces, which is in line with 2014 production levels. In 2015, a decrease in processed grade will be offset by greater throughput, mainly as a result of greater plant availability following the completion of plant debottlenecking modifications to the autoclave facility resulting in achievable targeted and sustainable run rates. Modifications to the lime circuit are essentially complete and the mine is progressing toward design capacities on silver and copper. Barrick expects cash costs to be in the range of $390 to $425 per ounce and all-in sustaining costs to be $540 to $590 per ounce. Operating costs are expected to be lower primarily due to an improvement in higher silver and copper by-product credits as the mine works toward design capacities on silver and copper.

Lagunas Norte

Barrick’s Lagunas Norte mine (a material property for purposes of this Annual Information Form, see “Material Properties – Lagunas Norte Mine”) produced approximately 582 thousand ounces of gold at cash costs of $379 per ounce, all-in sustaining costs of $543 per ounce and cost of sales of $335 million in 2014, compared to approximately 606 thousand ounces of gold at cash costs of $361 per ounce, all-in sustaining costs of $627 per ounce and cost of sales of $281 million in 2013. At Lagunas Norte, the Company expects 2015 production to be in the range of 600 to 650 thousand ounces, which is higher than 2014 production levels as a result of the availability of better recovery ore for the leach pad, increasing the tonnage placed on the leach pads and increasing the flow rate through the Merrill Crowe and CIC plants, which will allow us to convert leach pad inventory into production. In 2015, the Company expects cash costs to be in the range of $375 to $425 per ounce and all-in sustaining costs to be $675 to $725 per ounce, which is higher than 2014 levels. The increase in all-in sustaining costs is mainly due to the construction of the leach pad Phase 6 expansion and the engineering and construction of the east waste dump expansion and acid rock drainage treatment plant.

Veladero

Barrick’s Veladero mine (a material property for purposes of this Annual Information Form, see “Material Properties – Veladero Mine”) produced approximately 722 thousand ounces of gold at cash costs of $566 per ounce, all-in sustaining costs of $815 per ounce and cost of sales of $554 million in 2014, compared to approximately 641 thousand ounces of gold at cash costs of $501 per ounce, all-in sustaining costs of $833 per ounce and cost of sales of $568 million in 2013. At Veladero, the Company expects 2015 production to be in the range of 575 to 625 thousand ounces, which is down compared to 2014 production levels as a result of lower grade from the Federico pit. Barrick expects cash costs in 2015 to be in the range of $600 to $650 per ounce and all-in sustaining costs to be $990 to $1,075 per ounce, higher than 2014 levels mainly due to the decline in gold production and higher mining costs associated with lower grades and an increase in waste material being mined in 2015. At Veladero, there are a number of initiatives under way to reduce operating costs mainly in the areas of supply chain and inventory management, maintenance practices, mining productivity and energy costs. Operating costs at Veladero are highly sensitive to local inflation and the foreign exchange rate of the Argentine peso. The Company has assumed an average Argentine peso:$ exchange rate of 10.2:1 for the purposes of preparing its cash cost and all-in sustaining cost guidance for 2015; however, Barrick expects further devaluation of the Argentine peso over the next several years which will have a significant impact on the Company’s local labor costs and therefore Barrick’s cash costs and all-in sustaining costs. Production at Veladero remains subject to restrictions that affect the amount of leach solution that can be applied to the pad. These restrictions are considered in Barrick’s 2015 operating guidance.

Porgera

Barrick’s 95% interest in the Porgera mine produced approximately 493 thousand ounces of gold at cash costs of $915 per ounce, all-in sustaining costs of $996 per ounce and cost of sales of $545 million in 2014, compared to approximately 482 thousand ounces of gold at cash costs of $965 per ounce, all-in sustaining costs of $1,361 per ounce and cost of sales of $524 million in 2013. At Porgera, the Company expects 2015 gold production to be in the range of 500 to 550 thousand ounces, which is slightly higher than 2014 production levels. Porgera production is expected to be higher than 2014 mainly due to the change in the mine plan which focuses on the increasing underground mining rates and mining of higher grade open pit material. In 2015, Barrick expects cash costs to be in the range of $775 to $825 per ounce which is lower than 2014 cash costs of $915, primarily due to an increase in capitalized stripping in the open pit. All-in sustaining costs are expected to be higher than 2014, mainly due to the increase in sustaining capital in line with the new mine plan.

Turquoise Ridge

Barrick’s 75% interest in the Turquoise Ridge mine produced approximately 195 thousand ounces of gold at cash costs of $473 per ounce, all-in sustaining costs of $628 per ounce and cost of sales of $111 million in 2014, compared to approximately 167 thousand ounces of gold at cash costs of $586 per ounce, all-in sustaining costs of $928 per ounce and cost of sales of $109 million in 2013. At Turquoise Ridge, the Company expects 2015 production to be in the range of 175 to 200 thousand ounces, which is in line with 2014 production levels. In 2015, as the Company expands into the South Zone, lower grades will be offset with higher tonnage mined and processed. Barrick expects to see the benefit of this expansion into the South Zone in 2016 and beyond through increased production. The Company expects cash costs in 2015 to be in the range of $570 to $600 per ounce and all-in sustaining costs to be in the range of $875 to $925 per ounce. Cash costs are expected to be higher due to the impact of higher operating costs as a result of higher tonnage mined and processed with expansion into the South Zone. All-in sustaining costs in 2015 are expected to be higher than 2014, due to higher spending on sustaining capital to support the ongoing infrastructure requirements in the North Zone as well as mobile equipment for the South Zone. The Company completed a prefeasibility study in January 2015 on the potential to develop an additional shaft at Turquoise Ridge, which could allow the mine to process more than one million ounces earlier than anticipated, roughly doubling output to an average of 500,000 ounces per year on a 100% basis at annual average all-in sustaining costs of approximately $625 to $675 per ounce for the first full eight years of production.

Kalgoorlie

Barrick’s 50% interest in the Kalgoorlie mine produced approximately 326 thousand ounces of gold at cash costs of $817 per ounce, all-in sustaining costs of $1,037 per ounce and cost of sales of $309 million in 2014, compared to approximately 315 thousand ounces of gold at cash costs of $846 per ounce, all-in sustaining costs of $1,070 per ounce and cost of sales of $309 million in 2013. At Kalgoorlie, the Company expects 2015 production to be in the range of 315 to 330 thousand ounces, which is in line with 2014 levels. Kalgoorlie’s mine plan reflects a slightly lower mined grade from Golden Pike in the open pit and an associated lower feed grade and mill recovery. This is offset by higher processed tonnes due to an increase in throughput rates in the Fimiston circuit. In 2015, Barrick expects cash costs to be in the range of $775 to $800 per ounce and all-in sustaining costs to be in the range of $915 to $940 per ounce, which are expected to be lower than 2014 levels mainly due to the decrease in the expected A$/$ exchange rate and lower mining costs due to the fall in the diesel price. Mine scheduling in 2015 is expected to result in lower capitalized stripping due to lower waste movement at Golden Pike.

Acacia Mining plc

Acacia’s operations consist of its Bulyanhulu mine, its North Mara mine and its Buzwagi mine, all located in Tanzania. Barrick’s equity interest in Acacia was reduced from 73.9% to 63.9% following the partial divestment by Barrick of Acacia shares completed on March 11, 2014 (see “General Information – General Development of the Business”). The assets, liabilities, operating results and cash flows of Acacia are consolidated by Barrick. Acacia’s shares are listed for trading on the London Stock Exchange (“LSE”). In 2014, Barrick’s equity interest in Acacia’s gold production was approximately 470 thousand ounces of gold at cash costs of $732 per ounce, all-in sustaining costs of $1,105 per ounce and cost of sales of $453 million, compared to approximately 474 thousand ounces of gold at cash costs of $812 per ounce, all-in sustaining costs of $1,346 per ounce and cost of sales of $559 million. The Company expects Acacia’s 2015 gold production to be in the range of 480 to 510 thousand ounces (Barrick’s share), which is higher than 2014 production levels. Acacia’s production is expected to be higher than 2014 mainly due to a significant increase at Bulyanhulu as a result of grade improvements combined with the processing of more ore tonnes and the contribution of ounces from the CIL expansion. This will be partially offset by a decrease in production at North Mara due to the expected decline in grade as the Gokona pit transitions from an open pit to an underground operation, resulting in an increased proportion of ore being sourced from the lower grade Nyabirama pit. In 2015, Barrick expects cash costs to be in the range of $695 to $725 per ounce, which is lower than 2014 cash costs of $732 per ounce, primarily due to further cost reductions at Bulyanhulu. All-in sustaining costs are expected to be $1,050 to $1,100 per ounce, which is lower than 2014 mainly due to a decrease in sustaining capital at Buzwagi.

Barrick and its affiliates provide certain services to Acacia and its subsidiaries for the ongoing operation of Acacia’s business pursuant to a services agreement entered into by the parties. In addition, Barrick and Acacia are also parties to a relationship agreement that regulates various aspects of the ongoing relationship between the two companies. The principal purpose of the relationship agreement is to ensure that Acacia is capable of carrying on its business independently of Barrick and that any transactions and relationships with Barrick occur at arm’s length and under normal commercial terms. Under that agreement, so long as Barrick maintains a 40% equity interest in Acacia, Barrick is entitled to appoint the greater of (i) three non-executive directors to Acacia’s board of directors; and (ii) the maximum number of non-executive directors that may be appointed to Acacia’s board of directors, while ensuring Acacia is compliant with the UK Combined Code of Corporate Governance. If Barrick’s shareholding in Acacia falls below 40%, there is a sliding scale as to the number of directors it may appoint. As of March 20, 2015, Acacia had ten directors, two of which were appointed by Barrick. The relationship agreement will remain in force as long as Acacia’s shares are listed on the LSE and Barrick maintains at least a 15% equity interest. The relationship agreement contains a number of other commitments and restrictions, including a non-competition clause pursuant to which (i) Barrick agrees it will not pursue any gold or silver mining project in Africa, as such terms are defined in the relationship agreement, and (ii) Acacia agrees it will not pursue any gold or silver mining project outside of Africa, as such terms are defined in the relationship agreement. The non-competition clause is subject to various exceptions and only applies for so long as Barrick holds at least a 30% equity interest in Acacia. If either Barrick or Acacia wants to pursue a project which is subject to the non-competition restriction (the “Notifying Party”), they are required to notify the other party and, if the other party waives the opportunity or fails to respond in a timely fashion, the Notifying Party will be entitled to pursue the project described in the notice.

Barrick’s Kabanga nickel project and Lumwana copper mine are not included in the assets held by Acacia and form part of the global copper business. Barrick continues to directly hold its 50% interest in the Kabanga project, which is located in Tanzania (see “Exploration and Evaluations”). Barrick also directly holds its 100% interest in the Lumwana mine, which is located in Zambia (see “Material Properties – Lumwana Mine”).

Other Mines – Copper (Global Copper)

The global copper business includes Barrick’s Zaldívar copper mine in Chile and its Lumwana mine in Zambia, both of which are material properties for the purposes of this Annual Information Form (see “ – Zaldívar Mine” and “ – Lumwana Mine” in “Material Properties”). The projects included in Barrick’s global copper business consist of the Jabal Sayid project in Saudi Arabia and the Kabanga nickel project in Tanzania (see “Exploration and Evaluations”). The global copper business’ long-term strategy is to maximize the value of these assets by providing strategic oversight of copper production and marketing, the adoption of best practices in mining throughout the portfolio of mines and projects, as well as advancing value creation opportunities with the copper business, such as the Jabal Sayid development project. In 2014, the global copper business produced 436 million pounds of copper, at C1 cash costs of $1.92 per pound, C3 fully allocated costs of $2.43 per pound and cost of sales of $0.95 billion, compared to 539 million pounds of copper, at C1 cash costs of $1.92 per pound, C3 fully allocated costs of $2.42 per pound and cost of sales of $1.0 billion in 2013.

For 2015, copper production is expected to be in the range of 310 to 340 million pounds, lower than 2014 production levels, due to the expected suspension of operations at Lumwana following the ratification of the new 20% royalty rate in Zambia effective as of January 1, 2015. The production decrease at Lumwana is partially offset by the increased production at Zaldívar as a result of improved stacker reliability and shovel availability compared to 2014. C1 cash costs are expected to be $1.75 to $2.00 per pound in 2015 compared to $1.92 per pound in 2014 and C3 fully allocated costs are expected to be in the range of $2.30 to

$2.60 per pound. C1 cash costs are expected to be slightly lower in 2015 due to cost reductions and the impact of suspending Lumwana operations.

Pascua-Lama Project

During the fourth quarter of 2013, Barrick announced the temporary suspension of construction at its Pascua-Lama project in Chile and Argentina (a material property for the purposes of this Annual Information Form, see “Material Properties – Pascua-Lama Project”), except for those activities required for environmental and regulatory compliance. The Company had previously suspended construction activities on the Chilean side of the project, except for those activities deemed necessary for environmental protection, during the second quarter of 2013 as a result of the issuance of a preliminary injunction. The ramp-down was completed on schedule and budget in mid-2014 and the project is now on care and maintenance.

In 2015, Barrick anticipates expenditures of approximately $170 to $190 million for the project, including approximately $140 to $150 million (which is expected to be expensed) for care and maintenance, including water management system costs, and approximately $30 to $40 million (which is expected to be capitalized) for other project costs, including those related to permit obligations in Argentina and Chile. A decision to re-start development of the project will depend on improved economics and more certainty regarding legal and permitting matters. The Company will preserve the option to resume development of this asset, including by completing new business and execution plans to optimize remaining construction activities.

For additional information regarding Barrick’s projects, see “Exploration and Evaluations.”

Mineral Reserves and Mineral Resources

At December 31, 2014, Barrick’s total proven and probable gold mineral reserves were 93.0 million ounces, a 10.6% decline in reserves compared to the 2013 year-end figure of 104.1 million ounces. Approximately 65% of this reduction was attributable to ounces mined and processed in 2014, with the balance reflecting the divestiture of the Kanowna, Plutonic and Marigold mines, and the partial sale of Barrick’s equity interest in Acacia during the year (see “General Information – General Development of the Business”). Barrick calculated its reserves for 2014 using a gold price assumption of $1,100 per ounce, unchanged from 2013 (see “ –Notes to the Mineral Reserves, Resources and Reconciliation Tables” below).

At December 31, 2014, Barrick’s total proven and probable copper reserves decreased to 9.6 billion pounds compared to 14.0 billion pounds at year-end 2013, primarily reflecting the transfer of Lumwana reserves into resources in anticipation of placing the Lumwana mine on care and maintenance after the introduction of a new 20% royalty at that property (see “Material Properties – Lumwana Mine”). Barrick calculated its copper reserves for 2014 using a copper price assumption of $3.00 per pound.

Except as noted below, 2014 reserves have been calculated using an assumed long-term average gold price of $1,100 per ounce, a silver price of $17.00 per ounce, a copper price of $3.00 per pound and exchange rates of 1.10 C$/$ and A$/$0.91. Reserves at Round Mountain have been calculated using an assumed long-term average gold price of $1,200. Reserves at Kalgoorlie assumed a gold price of A$1,350 and Bulyanhulu, North Mara and Buzwagi assumed a gold price of $1,300. Reserve calculations incorporate current and/or expected mine plans and cost levels at each property.

Unless otherwise noted, Barrick’s reserves and resources have been calculated as at December 31, 2014 in accordance with definitions adopted by the Canadian Institute of Mining, Metallurgy and Petroleum and incorporated into National Instrument 43-101 (see “Glossary of Technical Terms”). Varying cut-off grades have been used depending on the mine, methods of extraction and type of ore contained in the reserves. Mineral resource metal grades and material densities have been estimated using industry-standard methods appropriate for each mineral project with support of various commercially available mining software packages. For the cut-off grades used in the calculation of reserves, see “– Notes to the Mineral Reserves, Resources and Reconciliation

Tables” below. Barrick’s normal data verification procedures have been employed in connection with the calculations. Sampling, analytical and test data underlying the stated mineral resources and reserves have been verified by employees of Barrick, its joint partners or its joint venture operating companies, as applicable, under the supervision of Qualified Persons, and/or independent Qualified Persons (see “Scientific and Technical Information”). Verification procedures include industry-standard quality control practices. For details of data verification and quality control practices at each material property, see “Material Properties.”

Barrick reports its reserves in accordance with National Instrument 43-101, as required by Canadian securities regulatory authorities and, for United States reporting purposes, Industry Guide 7 under the U.S. Securities Exchange Act of 1934. Industry Guide 7 (as interpreted by the Staff of the SEC) applies different standards in order to classify mineralization as a reserve (see Note 8 of “– Notes to the Mineral Reserves, Resources and Reconciliation Tables” below). In addition, while the terms “measured”, “indicated” and “inferred” mineral resources are required pursuant to National Instrument 43-101, the SEC does not recognize such terms. Canadian standards differ significantly from the requirements of the SEC, and mineral resource information contained herein is not comparable to similar information regarding mineral reserves disclosed in accordance with the requirements of the SEC. Readers should understand that “inferred” mineral resources have a great amount of uncertainty as to their existence and as to their economic and legal feasibility. In addition, readers are cautioned not to assume that all or any part of Barrick’s mineral resources constitute or will be converted into reserves. Mineral resources that are not mineral reserves do not have demonstrated economic viability.

Although the Company has carefully prepared and verified the mineral reserve figures presented below and elsewhere in this Annual Information Form, such figures are estimates, which are, in part, based on forward-looking information and certain assumptions, and no assurance can be given that the indicated level of mineral will be produced. Barrick’s estimates of proven and probable reserves may have to be recalculated based on actual production experience. Market price fluctuations of gold, copper and silver, as well as increased production costs or reduced recovery rates and other factors, may render the present proven and probable reserves unprofitable to develop at a particular site or sites. See “Risk Factors” and “Forward-Looking Information” for additional details concerning factors and risks that could cause actual results to differ from those set out below.

See “Glossary of Technical Terms” for definitions of the terms “mineral resource,” “inferred mineral resource,” “indicated mineral resource,” “measured mineral resource,” “mineral reserve,” “probable mineral reserve” and “proven mineral reserve.”

GOLD MINERAL RESERVES (1), (3), (4), (8), (14), (15), (16), (17)

As at December 31, 2014	PROVEN			PROBABLE			TOTAL
Based on attributable ounces	Tonnes (000’s)	Grade (gm/t)	Contained ozs (000’s)	Tonnes (000’s)	Grade (gm/t)	Contained ozs (000’s)	Tonnes (000’s)	Grade (gm/t)	Contained ozs (000’s)
NORTH AMERICA
Goldstrike Open Pit	56,802	3.01	5,504	17,390	3.97	2,220	74,192	3.24	7,724
Goldstrike Underground	4,156	9.85	1,316	2,505	7.13	574	6,661	8.83	1,890
Goldstrike Property Total	60,958	3.48	6,820	19,895	4.37	2,794	80,853	3.70	9,614
Pueblo Viejo (60.00%)	27,235	3.17	2,780	60,287	3.37	6,538	87,522	3.31	9,318
Cortez	15,418	2.30	1,141	138,403	1.96	8,710	153,821	1.99	9,851
Bald Mountain	16,421	0.96	509	44,056	0.60	852	60,477	0.70	1,361
Turquoise Ridge (75.00%)	4,619	17.39	2,583	3,580	16.29	1,875	8,199	16.91	4,458
Round Mountain (50.00%)	15,255	0.84	414	12,044	0.71	276	27,299	0.79	690
South Arturo (60.00%)	—	—	—	1,711	4.40	242	1,711	4.40	242
Ruby Hill	270	0.46	4	1,296	0.48	20	1,566	0.48	24
Hemlo	1,103	2.26	80	11,164	2.06	740	12,267	2.08	820
Golden Sunlight	846	1.43	39	1,435	1.91	88	2,281	1.73	127
SOUTH AMERICA
Cerro Casale (75.00%)	172,276	0.65	3,586	725,926	0.59	13,848	898,202	0.60	17,434
Pascua-Lama	31,934	1.84	1,887	292,692	1.43	13,497	324,626	1.47	15,384
Veladero	21,491	0.80	552	150,512	0.86	4,185	172,003	0.86	4,737
Lagunas Norte	17,087	1.42	780	52,563	1.21	2,053	69,650	1.27	2,833
AUSTRALIA PACIFIC
Porgera (95.00%)	2,426	8.50	663	14,623	4.99	2,345	17,049	5.49	3,008
Kalgoorlie (50.00%)	64,175	0.94	1,940	24,892	1.93	1,542	89,067	1.22	3,482
Cowal	15,507	0.97	485	25,963	1.28	1,070	41,470	1.17	1,555
AFRICA(12)
Bulyanhulu (63.90%)	941	11.73	355	23,828	7.49	5,735	24,769	7.65	6,090
North Mara (63.90%)	2,466	2.12	168	12,648	2.80	1,140	15,114	2.69	1,308
Buzwagi (63.90%)	4,244	1.01	138	9,023	1.50	436	13,267	1.35	574
OTHER	224	0.28	2	12,198	0.27	105	12,422	0.27	107

TOTAL	474,896	1.63	24,926	1,638,739	1.29	68,091	2,113,635	1.37	93,017

COPPER MINERAL RESERVES (1), (3), (4), (8), (14), (15), (17)

As at December 31, 2014	PROVEN			PROBABLE			TOTAL
Based on attributable pounds	Tonnes (000’s)	Grade (%)	Contained lbs (millions)	Tonnes (000’s)	Grade (%)	Contained lbs (millions)	Tonnes (000’s)	Grade (%)	Contained lbs (millions)
Zaldivar	360,824	0.556	4,419.3	100,620	0.513	1,138.7	461,444	0.546	5,558.0
Lumwana	164,369	0.572	2,071.7	93,586	0.609	1,257.3	257,955	0.585	3,329.0
Jabal Sayid (50.00%)(13)	224	2.248	11.1	12,198	2.559	688.2	12,422	2.554	699.3
TOTAL	525,417	0.561	6,502.1	206,404	0.678	3,084.2	731,821	0.594	9,586.3

See “ - Notes to the Mineral Reserves, Resources and Reconciliation Tables.”

GOLD MINERAL RESOURCES (1), (2), (3), (5), (7), (8), (14), (15)

As at December 31, 2014	MEASURED (M)			INDICATED (I)			(M) + (I)	INFERRED
Based on attributable ounces	Tonnes (000’s)	Grade (gm/t)	Contained ozs (000’s)	Tonnes (000’s)	Grade (gm/t)	Contained ozs (000’s)	Contained ozs (000’s)	Tonnes (000’s)	Grade (gm/t)	Contained ozs (000’s)
NORTH AMERICA
Goldstrike Open Pit	620	2.46	49	3,876	1.81	225	274	469	2.65	40
Goldstrike Underground	1,161	12.86	480	2,579	11.04	915	1,395	1,657	10.32	550
Goldstrike Property Total	1,781	9.24	529	6,455	5.49	1,140	1,669	2,126	8.63	590
Pueblo Viejo (60.00%)	2,185	2.88	202	72,563	2.61	6,099	6,301	1,993	2.51	161
Cortez	3,060	2.08	205	35,865	2.87	3,308	3,513	23,630	1.52	1,156
Goldrush	3,106	5.09	508	65,016	4.82	10,066	10,574	27,920	5.42	4,868
Bald Mountain	40,133	0.78	1,004	166,814	0.59	3,156	4,160	29,687	0.48	461
Turquoise Ridge (75.00%)	14,206	6.12	2,793	67,000	4.33	9,318	12,111	29,373	5.50	5,198
Round Mountain (50.00%)	10,413	0.61	204	13,353	0.55	236	440	7,861	0.51	130
South Arturo (60.00%)	5	—	—	32,415	1.46	1,525	1,525	5,799	0.68	126
Ruby Hill	2,898	0.87	81	185,447	0.64	3,842	3,923	22,627	1.39	1,010
Hemlo	457	4.29	63	36,473	1.37	1,608	1,671	5,025	2.10	340
Spring Valley (70.00%)	1,736	0.73	41	60,633	0.66	1,285	1,326	27,909	0.62	553
Golden Sunlight	22	1.41	1	5,588	1.56	280	281	2,280	2.02	148
Donlin Gold (50.00%)	3,865	2.52	313	266,803	2.24	19,190	19,503	46,108	2.02	2,997
SOUTH AMERICA
Cerro Casale (75.00%)	17,217	0.30	167	205,268	0.36	2,362	2,529	371,580	0.38	4,493
Pascua-Lama	14,772	1.49	710	142,693	1.25	5,749	6,459	19,486	1.56	975
Veladero	7,174	0.63	145	164,797	0.70	3,727	3,872	5,911	0.44	83
Lagunas Norte	1,322	0.75	32	18,061	0.68	397	429	1,566	0.73	37
AUSTRALIA PACIFIC
Porgera (95.00%)	161	5.80	30	34,095	3.67	4,020	4,050	20,875	3.14	2,105
Kalgoorlie (50.00%)	5,410	1.48	257	18,224	1.52	889	1,146	604	2.27	44
Cowal	7,186	0.63	146	41,729	1.16	1,562	1,708	4,090	1.28	168
AFRICA(12)
Bulyanhulu (63.90%)	—	—	—	7,923	8.49	2,163	2,163	8,770	9.90	2,791
North Mara (63.90%)	1,821	2.70	158	9,656	2.91	902	1,060	6,437	3.24	670
Buzwagi (63.90%)	134	1.62	7	30,751	1.30	1,282	1,289	2,954	1.24	118
Nyanzaga (63.90%)	—	—	—	62,208	1.31	2,621	2,621	1,944	0.93	58
OTHER	—	—	—	239	0.13	1	1	246	0.25	2

TOTAL	139,064	1.70	7,596	1,750,069	1.54	86,728	94,324	676,801	1.35	29,282

COPPER MINERAL RESOURCES (1), (2), (3), (5), (7), (8), (14), (15)

As at December 31, 2014	MEASURED (M)			INDICATED (I)			(M) + (I)	INFERRED
Based on attributable pounds	Tonnes (000’s)	Grade (%)	Contained lbs (millions)	Tonnes (000’s)	Grade (%)	Contained lbs (millions)	Contained lbs (millions)	Tonnes (000’s)	Grade (%)	Contained lbs (millions)
Zaldivar	102,863	0.460	1,043.3	37,652	0.460	382.2	1,425.5	6,081	0.612	82.0
Lumwana	52,727	0.510	592.7	216,623	0.549	2,621.5	3,214.2	38	0.477	0.4
Jabal Sayid (50.00%)(13)	—		—	239	1.442	7.6	7.6	246	2.747	14.9
TOTAL	155,590	0.477	1,636.0	254,514	0.537	3,011.3	4,647.3	6,365	0.693	97.3

See “ - Notes to the Mineral Reserves, Resources and Reconciliation Tables.”

CONTAINED SILVER WITHIN REPORTED GOLD RESERVES (1), (14), (15), (A)

For the year ended Dec. 31, 2014	IN PROVEN GOLD RESERVES			IN PROBABLE GOLD RESERVES			TOTAL
Based on attributable ounces	Tonnes (000s)	Grade (gm/t)	Contained ozs (000s)	Tonnes (000s)	Grade (gm/t)	Contained ozs (000s)	Tonnes (000s)	Grade (gm/t)	Contained ozs (000s)	Process recovery%
NORTH AMERICA
Pueblo Viejo (60.00%)	27,235	22.928	20,076	60,287	19.74	38,255	87,522	20.73	58,331	87.0%
SOUTH AMERICA
Cerro Casale (75.00%)	172,276	1.907	10,565	725,926	1.43	33,451	898,202	1.52	44,016	69.0%
Pascua-Lama	31,934	69.840	71,705	292,692	64.09	603,137	324,626	64.66	674,842	81.7%
Lagunas Norte	15,123	3.856	1,875	52,563	4.75	8,026	67,686	4.55	9,901	19.5%
Veladero	12,606	11.989	4,859	150,512	16.51	79,892	163,118	16.16	84,751	9.6%
AFRICA(12)
Bulyanhulu (63.90%)	941	8.83	267	23,828	7.22	5,530	24,769	7.28	5,797	64.9%

TOTAL	260,115	13.08	109,347	1,305,808	18.30	768,291	1,565,923	17.43	877,638	73.6%

(A)	Silver is accounted for as a by-product credit against reported or projected gold production costs.

CONTAINED COPPER WITHIN REPORTED GOLD RESERVES (1), (14), (15), (A)

For the year ended Dec. 31, 2014	IN PROVEN GOLD RESERVES			IN PROBABLE GOLD RESERVES			TOTAL
Based on attributable pounds	Tonnes (000s)	Grade (%)	Contained lbs (millions)	Tonnes (000s)	Grade (%)	Contained lbs (millions)	Tonnes (000s)	Grade (%)	Contained lbs (millions)	Process recovery%
NORTH AMERICA
Pueblo Viejo (60.00%)	27,235	0.094	56.6	60,287	0.118	156.5	87,522	0.110	213.1	79.5%

SOUTH AMERICA
Cerro Casale (75.00%)	172,276	0.190	721.3	725,926	0.226	3,613.3	898,202	0.219	4,334.6	87.4%
Pascua-Lama	31,934	0.094	66.1	292,692	0.069	447.8	324,626	0.072	513.9	38.5%

AFRICA(12)
Bulyanhulu (63.90%)	941	0.660	13.7	18,025	0.583	231.5	18,966	0.586	245.2	95.0%
Buzwagi (63.90%)	4,244	0.067	6.3	9,023	0.109	21.6	13,267	0.095	27.9	64.9%

TOTAL	236,630	0.166	864.0	1,105,953	0.183	4,470.7	1,342,583	0.180	5,334.7	82.6%

(A)	Copper is accounted for as a by-product credit against reported or projected gold production costs.

See “ - Notes to the Mineral Reserves, Resources and Reconciliation Tables.”

CONTAINED SILVER WITHIN REPORTED GOLD RESOURCES (1), (14), (15)

For the year ended Dec. 31, 2014	MEASURED (M)			INDICATED (I)			(M) + (I)	INFERRED
Based on attributable ounces	Tonnes (000’s)	Grade (gm/t)	Contained ozs (000’s)	Tonnes (000’s)	Grade (gm/t)	Contained ozs (000’s)	Ounces (000’s)	Tonnes (000’s)	Grade (gm/t)	Contained ozs (000’s)
NORTH AMERICA
Pueblo Viejo (60.00%)	2,185	18.18	1,277	72,563	15.17	35,394	36,671	1,993	21.22	1,360

SOUTH AMERICA
Cerro Casale (75.00%)	17,217	1.19	661	205,268	1.06	6,985	7,646	371,580	1.04	12,379
Pascua-Lama	14,772	26.37	12,525	142,658	22.28	102,178	114,703	19,476	20.13	12,607
Lagunas Norte	1,322	2.26	96	18,061	2.10	1,221	1,317	1,566	2.48	125
Veladero	7,174	9.99	2,304	164,797	12.93	68,497	70,801	5,911	9.67	1,838
AFRICA(12)
Bulyanhulu (63.90%)	—	—	—	7,923	6.50	1,657	1,657	8,576	7.26	2,001

TOTAL	42,670	12.29	16,863	611,270	10.99	215,932	232,795	409,102	2.30	30,310

CONTAINED COPPER WITHIN REPORTED GOLD RESOURCES (1), (14), (15)

For the year ended Dec. 31, 2014	IN MEASURED (M) GOLD RESOURCES			IN INDICATED (I) GOLD RESOURCES			(M) + (I)	INFERRED
Based on attributable pounds	Tonnes (000’s)	Grade (%)	Contained lbs (millions)	Tonnes (000’s)	Grade (%)	Contained lbs (millions)	Contained lbs (millions)	Tonnes (000’s)	Grade (%)	Contained lbs (millions)
NORTH AMERICA
Pueblo Viejo (60.00%)	2,185	0.118	5.7	72,563	0.083	133.1	138.8	1,993	0.020	0.9

SOUTH AMERICA
Cerro Casale (75.00%)	17,217	0.132	50.1	205,268	0.164	743.8	793.9	371,580	0.192	1,570.2
Pascua-Lama	14,772	0.072	23.5	142,693	0.061	193.4	216.9	19,486	0.040	17.3

AFRICA(12)
Buzwagi (63.90%)	134	0.102	0.3	30,751	0.110	74.3	74.6	2,954	0.109	7.1

TOTAL	34,308	0.105	79.6	451,275	0.115	1,144.6	1,224.2	396,013	0.183	1,595.5

NICKEL MINERAL RESOURCES (1), (2), (3), (8), (14), (15)

For the year ended Dec. 31, 2014	MEASURED (M)			INDICATED (I)			(M) + (I)	INFERRED
Based on attributable pounds	Tonnes (000’s)	Grade (%)	Contained lbs (millions)	Tonnes (000’s)	Grade (%)	Contained lbs (millions)	Contained lbs (millions)	Tonnes (000’s)	Grade (%)	Contained lbs (millions)
AFRICA
Kabanga (50.00%)	6,905	2.490	379.0	11,705	2.720	701.9	1,080.9	10,400	2.600	596.1

See “ - Notes to the Mineral Reserves, Resources and Reconciliation Tables.”

Reconciliation of Mineral Reserves (1), (3), (4), (6), (8), (15), (16), (17)

Based on attributable ounces

Gold Property (000’s of ounces)	Mineral Reserves 12/31/2013	Processed in 2014	Increase (decrease)	Mineral Reserves 12/31/2014
NORTH AMERICA
Goldstrike Open Pit	8,122	629	231	7,724
Goldstrike Underground	2,585	443	(252)	1,890
Goldstrike Property Total	10,707	1,072	(21)	9,614
Pueblo Viejo (60.00%)	9,694	716	340	9,318
Cortez	11,024	1,118	(55)	9,851
Bald Mountain	2,460	305	(794)	1,361
Turquoise Ridge (75.00%)	5,070	211	(401)	4,458
Round Mountain (50.00%)	919	194	(35)	690
South Arturo (60.00%)	1,007	0	(765)	242
Ruby Hill	140	9	(107)	24
Hemlo	1,019	219	20	820
Marigold Mine (0.00%)(9)	1,389	0	(1,389)	0
Golden Sunlight	196	117	48	127

SOUTH AMERICA
Cerro Casale (75.00%)	17,434	0	0	17,434
Pascua-Lama	15,384	0	0	15,384
Veladero	5,117	946	566	4,737
Lagunas Norte	3,751	704	(214)	2,833

AUSTRALIA PACIFIC
Porgera (95.00%)	3,051	557	514	3,008
Kalgoorlie (50.00%)	3,718	375	139	3,482
Cowal	1,816	341	80	1,555
Plutonic (0.00%)(10)	131	0	(131)	0
Kanowna Belle (0.00%)(11)	408	0	(408)	0

AFRICA(12)
Bulyanhulu (63.90%)	6,937	176	(671)	6,090
North Mara (63.90%)	1,634	201	(125)	1,308
Buzwagi (63.90%)	828	145	(109)	574

OTHER	217	0	(110)	107

TOTAL	104,051	7,406	(3,628)	93,017

Copper Property (million pounds)	Mineral Reserves 12/31/2013	Processed in 2014	Increase (decrease)	Mineral Reserves 12/31/2014
Zaldivar	5,997	443	4	5,558
Lumwana	6,620	229	(3,062)	3,329
Jabal Sayid (50.00%)(13)	1,429	0	(730)	699
TOTAL	14,046	672	(3,788)	9,586

See “ - Notes to the Mineral Reserves, Resources and Reconciliation Tables.”

Notes to the Mineral Reserves, Resources and Reconciliation Tables

(1)	Reflects Barrick’s ownership share where ownership interest is less than 100%.
(2)	These mineral resources are in addition to mineral reserves. Mineral resources that are not mineral reserves do not have demonstrated economic viability when calculated using mineral reserve assumptions.
(3)	Mineral reserves and resources have been calculated as at December 31, 2014, unless otherwise indicated.
(4)	Mineral reserves as at December 31, 2014 have been calculated using an assumed long-term average gold price of $1,100 per ounce, a silver price of $17.00 per ounce, a copper price of $3.00 per pound and exchange rates of C$1.10/$ and A$/$0.91. Reserve calculations incorporate current and/or expected mine plans and cost levels at each property. Reserves at Round Mountain have been calculated using an assumed long-term average gold price of $1,200. Reserves at Kalgoorlie assumed a gold price of A$1,350 and Bulyanhulu, North Mara and Buzwagi assumed a gold price of $1,300.
(5)	Mineral resources as at December 31, 2014 have been estimated using varying cut-off grades, depending on both the type of mine, its maturity and ore type at each property. An assumed gold price of $1,400 per ounce, an assumed silver price of $19.00 per ounce, an assumed copper price of $3.50 per pound and exchange rates of C$1.10/$ and A$/$0.91 have been used in estimating resources.
(6)	Mineral reserves as at December 31, 2013 were calculated using an assumed long-term average gold price of $1,100 per ounce, a silver price of $21.00 per ounce, a copper price of $3.00 per pound and exchange rates of C$1.05/$ and A$/$0.90. Reserves at Round Mountain were calculated using an assumed long-term average gold price of $1,200 per ounce. Reserves at Marigold, Kalgoorlie, Bulyanhulu, North Mara and Buzwagi were calculated using an assumed long-term average gold price of $1,300 per ounce.
(7)	Mineral resources as at December 31, 2013 were estimated using varying cut-off grades, depending on both the type of mine, its maturity and ore type at each property. An assumed gold price of $1,500 per ounce, an assumed silver price of $24.00 per ounce, an assumed copper price of $3.50 per pound and exchange rates of C$1.05/$ and A$/$0.90 were used in estimating resources.
(8)	Mineral reserves and mineral resources have been calculated in accordance with National Instrument 43-101, as required by Canadian securities regulatory authorities. For United States reporting purposes, Industry Guide 7 (under the Securities Exchange Act of 1934), as interpreted by Staff of the SEC, applies different standards in order to classify mineralization as a reserve. In addition, while the terms “measured”, “indicated” and “inferred” mineral resources are required pursuant to National Instrument 43-101, the SEC does not recognize such terms. Canadian standards differ significantly from the requirements of the SEC, and mineral resource information contained herein is not comparable to similar information regarding mineral reserves disclosed in accordance with the requirements of the SEC. Readers should understand that “inferred” mineral resources have a great amount of uncertainty as to their existence and as to their economic and legal feasibility. In addition, readers are cautioned not to assume that all or any part of Barrick’s mineral resources constitute or will be converted into reserves. Mineral resources that are not mineral reserves do not have demonstrated economic viability.
(9)	On April 4, 2014, the Company divested its interest in the Marigold mine. For additional information regarding this matter, see “General Information – General Development of the Business.”
(10)	On January 31, 2014, the Company divested the Plutonic mine. For additional information regarding this matter, see “General Information – General Development of the Business.”
(11)	On March 1, 2014, the Company divested the Kanowna Bell mine. For additional information regarding this matter, see “General Information – General Development of the Business.”
(12)	In March 2010, Barrick created Acacia Mining plc (formerly Africa Barrick Gold) to hold its African gold mines, gold projects and gold exploration properties. Barrick’s equity interest in ABG was 73.9% at year-end 2013. This holding was reduced to 63.9% following the partial divestment of shares completed on March 11, 2014. See “General Information – General Development of the Business.”

(13)	On December 3, 2014, the Company divested 50% of its interest in the Jabal Sayid project. For additional information regarding this matter, see “General Information – General Development of the Business.”
(14)	Grade represents an average, weighted by reference to tons of ore type where several recovery processes apply.
(15)	Ounces or pounds, as applicable, estimated to be present in the tons of ore which would be mined and processed. Mill recovery rates have not been applied in calculating the contained ounces or pounds.
(16)	Gold mineral reserves as at December 31, 2014 include stockpile material totalling approximately 179 million tons, containing approximately 10.7 million ounces. Properties at which stockpile material exceeds 30 thousand ounces or represents more than 5% of the reported gold reserves are as follows:

Property	Tons (000’s)	Grade (oz/ton)	Contained Ounces (000’s)
Goldstrike Open Pit	54,195	0.093	5,018
Pueblo Viejo	23,734	0.100	2,371
Kalgoorlie	55,740	0.025	1,400
Lagunas Norte	12,087	0.047	573
Cowal	15,387	0.030	469
Cortez	4,138	0.111	461
Buzwagi	4,230	0.032	137
Porgera	1,571	0.081	128
North Mara	1,344	0.051	68
Golden Sunlight	675	0.030	20

(17)	The metallurgical recovery applicable at each property and the cut-off grades used to determine mineral reserves as at December 31, 2014 are as follows:

Gold Mine	Metallurgical Recovery (%)	Cut-off Grade (oz/ton)
Bulyanhulu	94.8%	0.126 - 0.183
Buzwagi	89.0%	0.015 - 0.042
North Mara	84.4%	0.021 - 0.071
Cowal	80.6%	0.011 - 0.022
Kalgoorlie	81.1%	0.015 - 0.055
Porgera	88.6%	0.059 - 0.115
Williams Mine	92.2%	0.015 - 0.098
Goldstrike Open Pit	76.5%	0.045 - 0.060
Goldstrike Underground	87.6%	0.100 - 0.218
South Arturo	79.8%	0.005 - 0.065

Round Mountain	77.4%	0.008 - 0.053
Ruby Hill	68.2%	0.004 - 0.006
Bald Mountain	72.5%	0.005 - 0.006
Cortez	81.5%	0.004 - 0.250
Golden Sunlight	71.2%	0.026 - 0.027
Turquoise Ridge	92.0%	0.120 - 0.273
Pueblo Viejo	92.0%	0.057 - 0.060
Lagunas Norte	60.3%	0.007 - 0.048
Pascua-Lama	86.9%	0.028 - 0.055
Cerro Casale	74.4%	0.006 - 0.009
Veladero	77.4%	0.008 - 0.027

Copper Mine	Metallurgical Recovery (%)	Cut-off Grade (%)
Zaldívar	60.0%	0.210 - 0.230
Lumwana	92.3%	0.170 - 0.450
Jabal Sayid	93.0%	0.750 - 1.500

Marketing and Distribution

Gold

Gold can be readily sold on numerous markets throughout the world and it is not difficult to ascertain its market price at any particular time. Benchmark prices are generally based on the London gold market quotations. Gold bullion is held as an asset class for a variety of reasons, including as a store of value and a safeguard against the collapse of paper assets such as stocks, bonds and other financial instruments that are traded in fiat currencies not exchangeable into gold (at a fixed rate) under a “gold standard”, as a hedge against future inflation and for portfolio diversification. Governments, central banks and other official institutions hold significant quantities of gold as a component of exchange reserves. Since there are a large number of available gold purchasers, Barrick is not dependent upon the sale of gold to any one customer.

During 2014, the gold price ranged from $1,131 per ounce to $1,392 per ounce. The average market price for the year of $1,266 per ounce represented a decrease of 10% versus 2013. The decline in the price of gold in 2014 primarily occurred as a result of a strengthening U.S. dollar in the second half of the year, which was due to increasing economic strength in the United States versus concerns over weakening economic performance in Europe and China, as well as the tapering of the unprecedented monetary stimulus provided by the U.S. Federal Reserve and growing expectations of U.S. benchmark rate increases starting in 2015. Investor sentiment regarding gold remained muted, particularly in the Western world, as was evidenced by a 9% decrease in holdings by gold exchange traded funds at year-end 2014 versus 2013 (2014: 55 million ounces; 2013: 60 million ounces). However, physical demand for jewelry and other uses, particularly in China and India, was strong and continues to be a significant driver of the overall gold market.

Going forward, the Company believes that gold will continue to attract investor interest through its role as a safe haven investment, store of value and alternative to fiat currency due to concerns over geopolitical issues, sovereign debt and deficit levels, bank stability, future inflation prospects, and continuing accommodative monetary policies put in place by many of the world’s central banks. While there are risks that investor interest in gold will decrease, the Company believes that the continuing uncertain macroeconomic environment, together with the limited choice of alternative safe haven investments, is supportive of continued strong demand for gold.

Barrick’s gold is refined to market delivery standards by several refiners throughout the world. The gold is sold to various gold bullion dealers at market prices. Certain of Barrick’s operations also produce gold concentrate, which is sold to various smelters. The Company believes that, because of the availability of alternative smelters or refiners, no material adverse effect would result if the Company lost the services of any of its current smelters or refiners.

Product fabrication and bullion investment are two principal sources of gold demand. The introduction of more readily accessible and liquid gold investment vehicles has further facilitated investment in gold. Within the fabrication category, there are a wide variety of end uses, the largest of which is the manufacture of jewelry. Other fabrication purposes include official coins, electronics, miscellaneous industrial and decorative uses, dentistry, medals and medallions.

Copper

Copper is a metal with inherent characteristics of excellent electrical conductivity, heat transfer and resistance to corrosion. Copper is used principally in telecommunications, power infrastructure, automobiles, construction, and consumer durables. Copper is traded on the London Metal Exchange (“LME”), the New York Commodity Exchange and the Shanghai Futures Exchange. The price of copper as reported on these exchanges is influenced by numerous factors, including (i) the worldwide balance of copper demand and supply, (ii) rates of global economic growth, including in China, which has become the largest consumer of refined copper in the world, (iii) speculative investment positions in copper and copper futures, (iv) the availability and cost of substitute materials, and (v) currency exchange fluctuations, including the relative strength of the U.S. dollar.

The copper market is volatile and cyclical. Over the last 15 years to the end of 2014, LME prices per pound have ranged from a low of $0.61 to a high, reached in February 2011, of $4.62. In 2014, LME copper prices traded in a range of $2.83 per pound to $3.38 per pound, averaged $3.11 per pound, and closed the year at $2.88 per pound. The copper market’s strength lies mainly in strong physical demand from emerging markets, especially China, which has resulted in a physical deficit in recent years. Copper prices should continue to be influenced by demand from Asia, global economic growth, the limited availability of scrap metal and production levels of mines and smelters in the future.

At the Zaldívar mine, copper cathode is sold to copper product manufacturers and copper traders in Europe, North America, South America and Asia, while concentrate is sold to a local smelter in Chile. At the Lumwana mine, copper concentrate is sold to Zambian smelters. Since there are a large number of available copper cathode and copper concentrate purchasers, Barrick is not dependent upon the sale of copper to any one customer.

Employees and Labor Relations

As at December 31, 2014, excluding contractors, Barrick employed approximately 17,260 employees worldwide, including employees at operations jointly owned by Barrick, substantially all of whom are employed in the United States, Canada, Australia, Chile, Peru, Argentina, the Dominican Republic, Papua New Guinea, Tanzania, Zambia and Saudi Arabia. The number of employees represented by a labor union or covered by collective bargaining agreements at the Company’s operations is approximately 6,060.

Generally, management believes that labor relations at all locations are good.

Specialized knowledge and experience are required of employees in the mining industry. Barrick has the necessary skilled employees to conduct its operations. Certain Barrick mines may be adversely impacted if increased demands from its employees lead to work stoppages or the Company is unable to retain a sufficient number of qualified employees for such operations (see “ – Employee relations” and “– Competition” in “Risk Factors”).

Competition

The Company competes with other mining and exploration companies in connection with the acquisition of mining claims and leases and in connection with the recruitment and retention of highly skilled experienced employees (see “ – Employees and Labor Relations” above).

There is significant competition for mining claims and leases and, as a result, the Company may be unable to acquire attractive assets on terms it considers acceptable.

Corporate Social Responsibility

At Barrick, corporate social responsibility (“CSR”) refers to the range of management systems and practices in place to help manage and improve the Company’s impacts on and interactions with employees, the environment, and society generally. CSR continues to be a fundamental part of corporate strategy and is critical to ensuring broad stakeholder support for Barrick’s operations.

To this end, in 2014 Barrick continued to implement its Community Relations Management System (“CRMS”), with the majority of applicable requirements now in place at all operating mines. The CRMS sets minimum performance requirements in 18 areas aligned with international best practices, including in stakeholder engagement, relations with indigenous people, local employment and procurement, community development, and grievance management. The Company continued to support the implementation of the CRMS through training and guidance materials and conducted audits at six sites in 2014. In 2015, the Company will focus on final implementation and continued support of the management system.

Barrick also continued to implement its global human rights compliance program, which is aligned with the UN Guiding Principles on Business and Human Rights. In 2014, human rights assessments were conducted at four sites by an independent consulting organization. Over a three year span, all Barrick operations and projects will be assessed, with more frequent assessments for higher risk sites or where particular concerns are identified. Barrick also continued to invest in its global human rights training program. In 2014, more than 90 percent of relevant employees at the Company’s higher risk sites received in-person training on human rights issues, and to date, more than 12,000 employees have received in-person or interactive training relating to human rights. Barrick continues to engage broadly on human rights and has partnerships with organizations such as Partners for Democratic Change, Fund for Peace, and White Ribbon. Barrick has been a member of the UN Global Compact’s (“UNGC”) Human Rights and Labour Working Group since 2013, and the UNGC’s Steering Committee for its Business for Peace initiative and the Supply Chain and Sustainability Working Group since 2014. These programs and relationships reinforce Barrick’s commitment to respect human rights wherever the Company operates.

Barrick convened two meetings of its independent CSR Advisory Board in 2014. Since establishing the Advisory Board in 2012, these meetings have been hosted by Barrick’s CEO and, following the adoption of Barrick’s new executive management structure in the third quarter of 2014, by the Co-Presidents, and are a forum for the Advisory Board members to interact with members of Barrick’s executive committee, provide insight on emerging CSR trends and issues that could affect the Company’s business, and provide critical feedback on the Company’s corporate social responsibility performance. Summaries of all meetings are posted on Barrick’s website. Plans are underway to host two meetings of the Advisory Board in 2015.

Barrick’s efforts in CSR continue to receive international recognition, including by the Dow Jones Sustainability World Index, in which the Company was listed in 2014 for the seventh consecutive year and for the first time, ranked as the top performer in the mining industry category. Consistent with Barrick’s commitment to transparency, Barrick continues to participate in a number of voluntary initiatives, including the Extractive Industries Transparency Initiative and the Carbon and Water Disclosure Projects. See “Environment and Closure” for additional information on Barrick’s environmental standards and practices.

MATERIAL PROPERTIES

For the purposes of this Annual Information Form, Barrick has identified its Cortez, Goldstrike, Pueblo Viejo, Lagunas Norte, Veladero, Zaldívar and Lumwana mines and its Pascua-Lama project as material properties. The following is a description of Barrick’s material properties.

Cortez Property

General Information

The Cortez property is located 100 kilometers southwest of Elko, Nevada in Lander County. Current mining operations include the Pipeline Complex and the Cortez Hills Complex, located 18 kilometers southwest and 26 kilometers south of the town of Crescent Valley Nevada, respectively. Cortez is accessed via Nevada State Highway 306, which extends southward from U.S. Interstate 80, both of which are paved roads. The climate is fairly arid and has little impact on mine operations. The elevation at the Pipeline site is 1,600 meters and about 1,850 meters at the Cortez Hills site. Vegetation is dominated by grass and shrubs. Cortez employs approximately 1,280 employees and 550 contractors.

In 1964, a joint venture was formed to explore the Cortez area. In 1969, the original Cortez mine went into production. From 1969 to 1997, gold ore was sourced from open pits at Cortez, Gold Acres, Horse Canyon and Crescent. In 1991, the Pipeline and South Pipeline deposits were discovered, with development approval received in 1996. In 1998, the Cortez Pediment was discovered, with the Cortez Hills discovery announced in April 2003. The Cortez Hills development was approved by Placer Dome and Kennecott, then joint venturers, in September 2005 and confirmed by Barrick in 2006. The Cortez property encompasses an area of interest of about 100,561 hectares. The property rights controlled by Cortez, either from outright ownership or by lease, consist of 82,839 hectares of unpatented mining claims held subject to the paramount title of the United States of America and 21,671 hectares of patented mining claims and fee mineral and surface land, owned or controlled through various patents issued by the United States of America. All mining claims are renewed on an annual basis and all necessary fees are paid prior to August 31 of each year. All mining leases and subleases are reviewed on a monthly basis and all payments and commitments are paid as required by the specific agreements.

Sufficient surface rights have been obtained for current operations at the property.

Geology

The Cortez property is situated along the Cortez/Battle Mountain trend in north-central Nevada. The principal gold deposits and mining operations are located on the southwest and south sides of Crescent Valley, which was formed by basin and range extensional tectonism. Mineralization is sedimentary rock-hosted and consists of submicron to micrometer-sized particles, very fine sulfide grains, and gold in solid solution in pyrite. Mineralization is disseminated throughout the host rock matrix in zones of silicified, decarbonatized, argillized, silty calcareous rocks and associated jasperoids.

The Pipeline Complex, Gold Acres, Cortez Hills Complex and Horse Canyon areas are the key projects that are part of the Cortez property. Principal lithologic units identified within the Pipeline Complex and the Cortez Hills Complex deposit areas include early-Silurian to late-Devonian-aged carbonate rocks. The Silurian Roberts Mountains Formation is characterized by thin-bedded, planar-laminated, dark gray to black carbonate-dominated sediments and turbidites. The Devonian package is comprised of Wenban Limestone, characterized by thin- to thick-bedded planar to wispy laminated gray to black carbonate sediments, turbidites and debris flow, and the

Horse Canyon Formation is characterized by thin, rhythmically bedded, planar-laminated gray calcareous siltstone, mudstone, and chert.

The Pipeline deposit is hosted by the middle to lower portions of the Devonian Wenban Limestone and the upper portion of the Silurian Roberts Mountains Formation. The Cortez Hills deposit consists of the Breccia Zone, Middle Zone, Lower Zone, and the Pediment deposit. While Pediment is located in a Tertiary gravel-filled paleochannel, the rest of the deposit is hosted by the Devonian Wenban Limestone, but mineralization also occurs in the Horse Canyon Formation, the Roberts Mountain Formation, and the Hanson Creek Dolomite. The maximum strike length of mineralization in the Cortez Hills deposit is approximately 1,300 meters, and the maximum width is approximately 420 meters. The mineralized zone starts approximately 120 meters below surface and continues more than 600 meters below surface. It is open at depth in the Lower Zone. Exploration also continued in 2014 to delineate and expand the Goldrush resource discovered in 2011 (see “Exploration and Evaluations – Goldrush”).

Mining and Processing

Deposits within the Pipeline Complex are being mined by conventional open pit methods. The first nine stages of mining occurred in the Pipeline complex over a period of 14 years (1996 – 2009). Open pit mining at the Pipeline Complex resumed in January 2013 and will continue through 2023. Mining at the Cortez Hills Complex is scheduled through 2018 at the open pit and through 2026 underground. Conventional open pit methods will be employed for all phases of the Cortez deposits with underhand cut and fill being the method for the underground operation. Mining production rates (open pit and underground combined) for all mining activity at Cortez will average about 142 million tonnes per year.

Three different metallurgical processes are employed for the recovery of gold; run-of-mine heap leach, conventional mill (CIL) and refractory roaster and/or autoclave. The process used for a particular ore is determined based on the grade and metallurgical character of that ore. Lower grade run-of-mine oxide ore is heap leached on existing facilities, while higher-grade non-refractory ore is treated in a conventional mill using cyanidation and a CIL process. Mill throughput varies from 10,430 to 12,698 tonnes per day (11,500 to 14,000 tons per day) depending on the hardness of the ore being processed. Refractory ore is stockpiled on site in designated areas and trucked to Goldstrike for processing.

Water for process use at the Pipeline Complex is supplied from the open pit dewatering system. Electric power at the Pipeline and Cortez Hills Complexes is purchased in the open market and supplied through a 73 kilometer transmission line.

Cortez produced 902 thousand ounces of gold in 2014 at cash costs of $498 per ounce. Based on existing reserves and production capacity, the expected remaining mining and processing life is approximately 13 years.

All material permits and rights to conduct operations at the Cortez property have been obtained and are in good standing.

Environment

The mine’s dewatering operations have been enhanced with the addition of several new rapid infiltration sites. Current dewatering operations focus on bedrock water production. A portion of the dewatering water is utilized for mining and milling and a portion is utilized at a local ranch on a seasonal basis for irrigation purposes. The balance is returned to the basin through the rapid infiltration basins or consumed in processing activities (i.e., dust suppression and process makeup water).

Cortez’s operating facilities have been designed to mitigate environmental impacts. The operations have processes, procedures or facilities in place to manage substances that have the potential to be harmful to the environment (see “Environment and Closure” for information about the resolution of a dispute regarding the Toxics Release Inventory program at Cortez). Cortez’s heap leaching process, for example, operates entirely as a closed circuit with no discharge to the environment. In order to prevent and control spills and protect water quality, the mine utilizes multiple levels of spill containment procedures and routine inspection and monitoring of its facilities. The mine also has various programs to reuse and conserve water at its operations. In order to mitigate the impact of dust produced by its operations, the mine uses several different dust suppression techniques. The mine’s operations are certified under the International Cyanide Management Code and ISO 14001.

In 2014, all activities at the Cortez property were, and continue to be, in compliance in all material respects with applicable corporate standards and environmental regulations.

At December 31, 2014, the recorded amount of estimated future reclamation and closure costs that were recorded under IFRS as defined by IAS 37, and that have been updated each reporting period was $124.6 million (as described in Note 26 to the Consolidated Financial Statements). In connection with the reclamation of the mine area, Barrick has provided the financial security as required by governmental authorities. See “Environment and Closure.”

Exploration, Drilling and Analysis

In 2014, approximately 103,350 meters in 200 exploration holes were drilled at Cortez, including Cortez Hills and Goldrush. Spacing ranged from nominal 100 to 300 meters for earlier stage projects to 15 to 40 meter spacing for reserve delineation programs. Drilling in the Cortez Hills area is conducted as underground platforms are developed. Mineralization remains open at depth to the south and west.

A total of 21,600 meters of drilling is planned for the Cortez Hills area in 2015 to define the ultimate limits of the mineral system, add inferred resources and test two small targets adjacent to the Cortez Hills open pit, as well as to move areas of the known resource to measured and indicated resources.

A prefeasibility study for underground mining at Cortez below currently permitted levels is expected to be completed in late 2015. Mineralization in this zone is primarily oxide and higher grade compared to the current underground mine, which is sulfide in nature. The limits of the Cortez Hills Lower Zone have not yet been defined, and drilling has indicated the potential for new targets at depth. The exploration drift has been extended to the south, enabling additional step-out drilling, which is anticipated to begin in June 2015. Drill results to date include 36.6 meters at 31.5 grams per tonne and 27.4 meters at 20.9 grams per tonne, both oxide in nature, which compare favorably with the average grade of 13.8 grams per tonne in refractory ore above the 3,800 foot level.

Approximately 20,560 drill holes have been drilled in the Cortez district; however, the existing database does not include all historic drilling or competitor drill holes. Mud-rotary drills have been used to drill relatively thick sections of alluvium over the Crossroads deposit or in areas being condemned for waste dump and processing facilities. Core tools were used to complete the bedrock sections of these holes. Reverse circulation drilling is currently used during the initial phases of exploration and reverse circulation holes encountering mineralization are redrilled with core holes to produce sampling in mineralization that is the highest quality. Core drilling is typically undertaken as advanced exploration or development drilling.

Underground ore is delineated by nominal 15 meter spaced core holes with additional in-fill reverse circulation drilling as required to define ore boundaries. Industry standard best practice is applicable for logging and sampling. Reverse circulation drilling is used to establish initial indications and extents of mineralization and core drilling is used to delineate mineral resources. The main mineralized bodies of the deposit are drilled almost exclusively with core holes. Geologic models are developed based on the drill hole database. The Pipeline Complex is drilled on 43 meter centres and the Cortez Hills Complex on 30 meter centres for open pit ore definition.

Drill samples collected for use in geologic modeling and mineral resource estimation are under the direct supervision of the exploration department at Cortez. All drill hole collar, survey and assay information used in modeling and resource estimation are manually reviewed and approved by the staff geologists prior to entry into the mine-wide database and re-checked by database administrators. Sample preparation and analyses are conducted by the Barrick Cortez laboratory and by independent laboratories. Procedures are employed to ensure security of samples during their delivery from the drill rig to the laboratory. The quality assurance procedures, data verification and assay protocols used in connection with drilling and sampling on the Cortez property conform to industry accepted quality control methods.

Regular internal auditing of the mineral reserve and mineral resource estimation processes and procedures are conducted.

Royalties and Taxes

All production from Pipeline is subject to a 1.5% gross smelter return royalty. In addition, production from certain portions of the Pipeline Complex is subject to a gross smelter return royalty (graduating from 0.4% to 5.0% based on the price of gold) and a net value royalty of 5%.

All other production by Cortez, including Cortez Hills, is subject to a 1.5% gross smelter return royalty.

In addition, there is a royalty graduating from 0% to 3%, depending on the gold price, on the gross value of gold delivered, minus certain deductions for pre-existing royalties) that would cover 40% of production from Cortez, but only after the total amount of gold delivered to Barrick from Cortez after January 1, 2008 exceeds 15 million ounces, which has not yet occurred.

The State of Nevada imposes a 5% net proceeds tax on the value of all minerals severed in the State. This tax is calculated and paid based on a prescribed net income formula which is different from book income.

Production Information

The following table summarizes certain production and financial information for the Cortez mine for the periods indicated:

	Year ended December 31, 2014	Year ended December 31, 2013
Tonnes mined (000’s)	152,146	134,007
Tonnes of ore processed (000’s)	25,957	19,999
Average grade processed (grams per tonne)	1.34	2.59
Ounces of gold produced (000’s)	902	1,337
Cash costs per ounce (1)	$498	$229

(1)	For an explanation of cash costs per ounce, refer to “Non-GAAP Financial Measures.”

The diagram on the following page shows the design and layout of the Cortez property.

Goldstrike Property

General Information

The Goldstrike property is located in Elko and Eureka Counties in north central Nevada, approximately 40 kilometers north of the town of Carlin, at an elevation of 1,700 meters in the hilly terrain of the Tuscarora Mountains. Access to the property is provided by certain access agreements with Newmont Mining Corporation (“Newmont”) that allow for the use of various roads in the area, and a right-of-way issued by the Bureau of Land Management. Such roads are accessed from Elko, Nevada by traveling west on U.S. Interstate 80 to Carlin, Nevada and then by approximately 40 kilometers of local roads north of Carlin. The Northern Nevada climate is fairly arid and has little impact on mine operations. Vegetation is dominated by grass and shrubs. Goldstrike employs approximately 1,750 employees and 250 contractors.

PanCana Minerals Ltd. (“PanCana”) first mined the property for gold in 1976. In 1978, Western States Minerals Corporation (“WSMC”) became the operator in a 50/50 joint venture with PanCana. Barrick acquired a 50% interest and assumed management of the Goldstrike property on December 31, 1986 with the acquisition of WSMC’s 50% interest in the property. It completed the acquisition of 100% ownership of the property pursuant to a plan of arrangement entered into with PanCana in January 1987. At the time of acquisition, mining operations on the property were concentrated on various shallow oxide deposits. The principal known deposit was the Post surface oxide deposit, which then contained approximately half a million ounces of gold. The property was operated as an open pit, heap leach operation. Reserves for the Post deposit were delineated during 1986 and mining of the Post deposit commenced in 1987. Following acquisition, two sulfide ore zones were identified (the Betze and Deep Post deposits). During the first two years after acquisition, a CIL mill and ancillary facilities, as well as a crushing and agglomeration plant designed to improve recoveries from low grade oxide ore, were constructed. In January 1989, Barrick announced the four-year Betze Development Plan to develop the Post oxide and Betze sulfide reserves. The plan, which called for the development of a large open pit and the expansion of the milling facilities, was completed in 1993 with the commissioning of the final three of the total of six autoclaves with installed capacity of approximately 14,000 to 18,000 tonnes per day. The autoclaves are expected to process approximately 12,000 tonnes per day following the implementation of the thiosulfate modifications described below. Goldstrike’s underground mine (Meikle deposit), which was discovered in 1989, commenced production in 1996. During 2000, the Company completed construction of a roaster facility for the treatment of carbonaceous ore on the property. The roaster increased the property’s processing capacity by approximately 14,000 tonnes per day. In 2001, an intensive development program to bring the Rodeo deposit, part of the underground mine, into production was completed and a new ball mill was added to increase autoclave recovery. In 2014, Goldstrike completed the first phase of construction of its Total Carbonaceous Material (“TCM”) project, which utilizes a thiosulfate-based resin in leach technology to allow double-refractory carbonaceous ores to be processed through the autoclaves rather than the roaster (see “– Mining and Processing” below).

As of December 31, 2014, the Goldstrike property comprised 4,198 hectares of surface rights ownership/control (3,420 hectares private and 778 hectares public), and 3,535 hectares of mineral rights ownership/control (2,741 hectares private and 794 hectares public). These rights are owned or controlled through various forms of patents issued by the United States of America and by ownership of unpatented mining and millsite claims that are held subject to the paramount title of the United States of America. Patenting is the process that transfers fee simple title from the federal government to the applicant. The Goldstrike property includes a total of 298 unpatented mining and millsite claims to control the public acreage. Unpatented mining claims are maintained on an annual basis. All mining leases and subleases are reviewed on a monthly basis and all payments and commitments are paid as required by the specific agreements. The Goldstrike open pit and underground mines and the majority of the beneficiation and processing facilities at the Goldstrike property are situated on land owned by Barrick.

Sufficient surface rights have been obtained for current operations at the property.

Geology

The property is located on the Carlin Trend, one of North America’s most prolific gold producing areas. The area of the Goldstrike property consists of folded and faulted Paleozoic sedimentary rocks, which were intruded by the diorite to granodiorite Goldstrike stock of the Jurassic Age. Mesozoic folding and thrust faults form important structural traps for the mineralization in the Betze-Post pit. Tertiary faulting developed ranges and basins, which were subsequently filled with volcanic and sedimentary rocks during the Tertiary time. The gold mineralization occurred at the onset of Tertiary volcanism, approximately 39 million years ago.

The major gold deposits – Post Oxide, Betze, Rodeo and Meikle – are all hosted in sedimentary rocks of the Silurian to Devonian ages. The Post Oxide orebody occurs in the siliceous siltstones, mudstones, argillites and minor limestones of the Rodeo Creek Formation. Betze and Rodeo are found in the silty limestones and debris flows of the Popovich Formation. The Meikle deposit occurs in hydrothermal and solution collapse breccias in the Bootstrap Limestone of the Roberts Mountains Formation. The gold at Goldstrike was carried into the various orebodies by hot hydrothermal fluids, and deposited with very fine pyrite and silica. Over time, the pyrite oxidized, freeing the gold and making its extraction relatively easy, as in the Post Oxide deposit. In the deeper deposits – Betze, Rodeo and Meikle – the gold is still locked up with the iron sulfide and an additional processing step (autoclaving or roasting) is required to free the gold.

The gold mineralization at the open pit is controlled by favorable stratigraphy, structural complexities in the form of faults and folds, and the contact of the Goldstrike intrusive. The deposit represents many styles of mineralization occurring within numerous rock types and alteration assemblages. The favored host for gold mineralization is the Popovich Limestone followed by the Rodeo Creek unit, Goldstrike sill complex and Roberts Mountains Formation. Some ore occurs below sills, which act as dams to the ascending hydrothermal fluids. Alteration is characterized by decalcification of limestone, silicification of all rock types and clay development in structurally disturbed areas. Overall, the Betze-Post ore zones extend for 1,829 meters in a northwest direction and average 183 to 244 meters in width and 122 to 183 meters in thickness.

Carbonate breccias and limestones of the Devonian Popovich Formation and various intrusive rocks host the orebodies that comprise the Goldstrike underground mine. In contrast to the Goldstrike open pit area, the overlying mudstones and argillites of the Devonian Rodeo Creek Member are generally unmineralized. Gold-bearing fluids have ascended faults and fractures and have deposited gold and other minerals, such as pyrite and barite, in permeable horizons in the breccias and limestones. These breccias were formed by a combination of collapse, tectonic and hydrothermal processes, and display excellent continuity of grade both down dip and along strike. The fluids have been focused below a steep dipping monzonite porphyry dyke and the overlying relatively impermeable Rodeo Creek Member. Since silicification is the dominant alteration, the bulk of the ore is quite hard and competent.

Mining and Processing

Goldstrike’s open pit mine is an open pit truck-and-shovel operation, using standard, proven equipment. Two different underground mining methods are used at the underground mine, long-hole open stoping and drift-and-fill (used for flat-lying mineralization or where ground conditions are less competent). The underground mine is a trackless operation. Goldstrike produced 902 thousand ounces of gold in 2014 at cash costs of $571 per ounce. Based on existing reserves and production capacity, the expected remaining mine life is 9 years for underground mining, 12 years for open pit mining and 14 years for processing operations (reflecting additional underground ores as well as additional toll ores purchased from third-party vendors). In August 2011, the autoclaves were converted from an acid circuit to an alkaline circuit, and Barrick has also completed construction of the TCM project, as further described below. As a result of these changes, Barrick has extended the operating life of the autoclaves, allowing Goldstrike to process certain ore at an earlier stage using the autoclaves instead of processing that same ore at a later stage using the roaster.

The underground mine includes two major orebodies: Meikle and Rodeo. The Meikle orebody, located 1.6 kilometers north of the open pit mine, is a high grade orebody which was discovered in 1989 and started production in 1996. The Meikle orebody incorporates five mineralized zones: the Main Meikle, Meikle Extension, South Meikle, Griffin, Banshee and West Griffin. The Rodeo orebody, located 0.5 kilometers northwest of the open pit mine, is a moderate grade orebody discovered in 1988 and brought into production in 2002. The Rodeo orebody includes five mineralized zones: Upper Rodeo, Lower Rodeo, West Rodeo, Barrel and North Post. The Meikle and Rodeo orebodies are interconnected by two haulage drifts and can be accessed from two shafts and by two portals at the bottom of the open pit mine. Mining of the small underground Bazza deposit from the bottom of the Betze Pit concluded in December 2014.

Barrick’s 60-percent owned South Arturo project is located approximately eight kilometers northwest of Goldstrike. During 2014, the South Arturo project completed construction of a number of facilities and made improvements to existing infrastructure. Waste stripping at South Arturo is expected to start in 2015 while construction continues. Mining is expected to commence in 2016. Barrick expects that the bulk of the ore from the South Arturo pit will be processed through Goldstrike’s refractory processing facilities, which are described in further detail below.

The Goldstrike property has two processing facilities: an autoclave installation, which was originally designed to treat the property’s non-carbonaceous sulfide (refractory) ore; and the roaster, which is currently used to treat the property’s carbonaceous ore (whose active carbon content responds poorly to autoclaving). The original combined installed capacity of these two facilities was approximately 27,000 to 30,000 tonnes per day. After the implementation of the thiosulfate modifications described below, the combined installed capacity of the two facilities is expected to be approximately 26,000 to 27,000 tonnes per day. These process facilities treat the ore from Goldstrike’s open pit and underground mines, as well as ore from other Barrick properties. Gold recovered from the ore is processed into doré on-site and shipped to outside refineries for processing into gold bullion. In December 2005, Barrick began operating a 115 megawatt natural gas-fired power plant that provides a portion of Goldstrike’s power requirements. The remaining power requirements are satisfied by open market purchases of electricity. A natural gas pipeline was completed in the second quarter of 2013 to provide natural gas to the major production equipment at the autoclave and roaster facilities. The conversion from propane to natural gas is complete with all process facilities fully operational.

The TCM technology uses calcium thiosulfate to leach the gold after pressure oxidation rather than cyanide. Resin is used to collect the dissolved gold rather than activated carbon. First gold from the TCM process was produced in November 2014, following completion of construction of the first phase of the TCM facility. After a staged start-up, the autoclaves are expected to reach full production capacity of 12,000 tonnes per day in 2015. The new TCM circuit will allow the autoclaves to continue to operate through the remaining life of the mine. As a result, Goldstrike expects to be able to process stockpiled carbonaceous material earlier than anticipated and increase its capacity to process ore transported to Goldstrike from other properties. The expected average annual contribution is approximately 350 to 450 thousand ounces of production (including Cortez ore processed at Goldstrike) in the first full five years following implementation of this process. If the ramp-up progresses slower than currently anticipated, then Barrick’s production guidance for both Goldstrike and Cortez could be at risk.

Dewatering of the Betze Pit is accomplished through the use of perimeter wells located peripheral to the pit area, in-pit wells, horizontal drains installed for passive dewatering of pit walls, and water collection sumps installed in the bottom of the pit. Dewatering activities are conducted in compliance with approved water appropriations issued by the Nevada State Engineer’s Office.

Groundwater pumping for dewatering at the Goldstrike property is primarily from the carbonate rock aquifer, with very small amounts of pumping from shallower siltstones and unconsolidated basin fill deposits.

Water is conveyed by pipelines to various use areas such as mining and milling at the Goldstrike property. Water that is not used for mining or milling purposes is delivered to the 72-inch-diameter gravity flow pipeline to the TS Ranch Reservoir. Barrick is authorized by a discharge permit issued by the Nevada Division of

Environmental Protection to discharge water produced by its groundwater pumping operations to groundwater via percolation, infiltration, and irrigation.

On August 12, 2010, two Goldstrike employees were killed while working in an underground shaft when the backfill rock chute failed. On June 21, 2012, the U.S. Mine Safety and Health Administration (“MSHA”) issued five citations related to the incident and proposed a total of $447,600 in penalties. Barrick contested the penalties. MSHA also commenced a special investigation into the incident which could have included citations to individuals. On February 24, 2015, a settlement was approved between Barrick and MSHA pursuant to which Barrick consented to the citations and penalties against it and the special investigation was terminated.

All material permits and rights to conduct operations at the Goldstrike property have been obtained and are in good standing.

Environment

The Goldstrike property operating facilities have been designed to mitigate environmental impacts. The operations have processes, procedures or facilities in place to manage substances that have the potential to be harmful to the environment. In order to prevent and control spills and protect water quality, the mine utilizes multiple levels of spill containment procedures and routine inspection and monitoring of its facilities. The mine has installed air pollution control devices on its facilities consistent with and, in some cases, exceeding legal requirements (see “Environment and Closure” for information about the resolution of a dispute regarding the regulation of the air pollution control facilities at the Goldstrike roaster and about potential deviations from certain visual monitoring, record keeping and reporting requirements of the property’s air quality permits). The mine also has various programs to reuse and conserve water at its operations. In order to mitigate the impact of dust produced by its operations, the mine uses several different dust suppression techniques, including a stockpile cover at the roaster, reducing both the consumption of water and the carbon footprint. The mine’s operations are certified under the International Cyanide Management Code and ISO 14001.

In 2014, all activities at the Goldstrike property were, and continue to be, in compliance in all material respects with applicable corporate standards and environmental regulations.

At December 31, 2014, the recorded amount of estimated future reclamation and closure costs that were recorded under IFRS as defined by IAS 37, and that have been updated each reporting period was $165.3 million (as described in Note 26 to the Consolidated Financial Statements). In connection with the reclamation of the mine area, Barrick has provided the financial security as required by governmental authorities. See “Environment and Closure.”

Exploration, Drilling and Analysis

In 2014, open pit mine exploration at the Goldstrike property focused on two projects to the north west of the pit: a drill test on key structural intersections (12 holes for 4,300 meters of reverse circulation drilling with 30 to 40 meter spacing) and an advanced exploration program focusing on newly recognized high-grade ore (25 holes for 5,450 meters of reverse circulation drilling with 30 meter spacing). For 2015, Goldstrike plans to conduct three drill test programs at the open pit totaling 5,265 meters of reverse circulation drilling and 725 meters of diamond core drilling. Two advanced exploration programs totaling 5,220 meters of reverse circulation drilling are also planned. In all 36 long holes, and 30 short cubex holes will be drilled to achieve 30 to 40 meter spacing. All programs are planned to drill structural intersection of faults within favorable ore hosting units.

In 2014, Goldstrike conducted five underground exploration projects ranging from initial drill testing to infill and reserve definition drilling for a total of 11,575 meters in 125 holes using both reverse circulation and diamond core drilling. Approximately 12,175 meters of reverse circulation and diamond core drilling is planned for underground exploration at Goldstrike in 2015, focusing on new target zones and follow-up programs related to 2014 successes. The targets vary across the property as the geology and host rocks are variable.

At South Arturo, a total of 4,880 meters in 24 drill holes was drilled for resource definition (Phase 5 and Phase 2) using both reverse circulation and diamond core with drill spacing of 35 meters or less. In 2015, South Arturo plans to complete 5,500 meters of drilling in 22 holes for resource definition, and 11,310 meters in 27 holes for advanced exploration. Exploration activity in 2015 is expected to be comprised of both reverse circulation and diamond core drilling.

Drill samples collected for use in geologic modeling and mineral resource estimation are under the direct supervision of the geology department at Goldstrike. Drill hole spacing is variable depending on the drill type, ranging from 20 to 60 meters. Sample preparation and analyses are conducted by the Barrick Goldstrike lab and by independent laboratories. Procedures are employed to ensure security of samples during their delivery from the drill rig to the laboratory. All drill hole collar, survey and assay information used in modeling and resource estimation are manually verified and approved by the staff geologists prior to entry into the mine-wide database. The quality assurance procedures, data verification and assay protocols used in connection with drilling and sampling on the Goldstrike property conform to industry accepted quality control methods.

Regular internal auditing of the mineral reserve and mineral resource estimation processes and procedures are conducted.

Royalties and Taxes

Most of the property comprising the open pit mine is subject to net smelter return and net profits interest royalties payable on the valuable minerals produced from the property.

The maximum third party royalties payable on the Betze deposit are a 4% net smelter return and a 6% net profits interest. The maximum royalties payable on the Meikle deposit are a 4% net smelter return and a 5% net profits interest.

The State of Nevada imposes a 5% net proceeds tax on the value of all minerals severed in the State. This tax is calculated and paid based on a prescribed net income formula which is different from book income.

Production Information

The following table summarizes certain production and financial information for the Goldstrike property for the periods indicated:

	Year ended December 31, 2014	Year ended December 31, 2013
Tonnes mined (000’s)	81,410	87,350
Tonnes of ore processed (000’s)	5,307	6,829
Average grade processed (grams per tonne)	6.28	5.01
Ounces of gold produced (000’s)	902	892
Cash costs per ounce (1)	$571	$618

(1)	For an explanation of cash costs per ounce, refer to “Non-GAAP Financial Measures.”

The diagram on the following page shows the design and layout of the Goldstrike property.

Pueblo Viejo Mine

General Information

The Pueblo Viejo mine is an open pit mining operation located in the central part of the Dominican Republic on the Caribbean island of Hispaniola in the province of Sánchez Ramírez. The mine is 15 kilometers west of the provincial capital of Cotuí and approximately 100 kilometers northwest of the national capital of Santo Domingo. Pueblo Viejo employs approximately 2,160 employees and 1,000 contractors.

The Pueblo Viejo mine achieved commercial production in January 2013. Early mining activity at the site dates back to the 1500s. Subsequent to that early mining activity, Rosario Resources commenced mining operations on the property in 1975. In 1979, the Central Bank of the Dominican Republic purchased all foreign-held shares in Rosario Resources and the Dominican Government continued operations as Rosario Dominicana S.A. Gold and silver production from oxide, transitional, and sulfide ores occurred from 1975 to 1999. The mine ceased operations in 1999. In 2000, the Dominican Republic invited international bids for the leasing and mineral exploitation of the Pueblo Viejo mine site. In July 2001, Pueblo Viejo Dominicana Corporation (“PVDC”) (then known as Placer Dome Dominicana Corporation), an affiliate of Placer Dome, was awarded the bid. PVDC and the Dominican Republic subsequently negotiated a special lease agreement (the “SLA”) for the Montenegro Fiscal Reserve in which the mine is situated. The SLA was subsequently ratified by the Dominican National Congress and became effective on July 29, 2003. In February 2006, Barrick acquired Placer Dome and in May 2006 amalgamated the companies. At the same time, Barrick sold a 40% stake in the Pueblo Viejo project to Goldcorp Inc. On February 26, 2008, PVDC delivered the Project Notice to the Government of the Dominican Republic pursuant to the SLA and delivered the Pueblo Viejo Feasibility Study to the Government. In 2009, the Dominican Republic and PVDC agreed to amend the terms of the SLA. The amendment became effective on November 13, 2009 following its ratification by the Dominican National Congress. A second amendment to the SLA became effective on October 5, 2013, and has resulted in additional and accelerated tax revenues to the government of the Dominican Republic (see “ – Royalties and Taxes” below).

The Pueblo Viejo mine is situated on the Montenegro Fiscal Reserve, an area specially designated by Presidential Decree for the leasing of minerals and mine development, which covers an area of 4,880 hectares at the head of the Arroyo Margajita Valley in the eastern portion of the Cordillera Central. Local topography at the site ranges from an elevation of 565 meters at Loma Cuaba to approximately 65 meters at the Hatillo Reservoir. The site is characterized by rugged and hilly terrain covered with subtropical wet forest and scrub cover. The region has a tropical climate with little fluctuation in seasonal temperatures. The heaviest rainfall occurs between May and October. Access to the Pueblo Viejo mine from Santo Domingo is by a four lane, paved highway (Autopista Duarte) that is the main route between Santo Domingo and the second largest city, Santiago. Autopista Duarte connects to secondary Highway #17 at the town of Piedra Blanca, approximately 80 kilometers from Santo Domingo. This secondary highway is a two lane, paved highway that passes through the towns of Piedra Blanca and Maimón on the way to Cotui. Highway #17 passes immediately in front of the main gate to the mine.

The SLA between the Dominican State and PVDC governs the development and operation of the Pueblo Viejo mine. The SLA provides PVDC with the right to operate the Pueblo Viejo mine for a 25 year period commencing from the date on which PVDC delivered the Project Notice under the SLA, with one extension by right for 25 years and a second 25 year extension by mutual agreement of the parties, allowing a possible total term of 75 years.

Sufficient surface rights have been obtained for current operations at the property.

Geology

The Pueblo Viejo precious and base metal deposit consists of high sulfidation or acid sulfate epithermal gold, silver, copper, and zinc mineralization that was formed during the Cretaceous Age island arc volcanism. The two main areas of alteration and mineralization are the Monte Negro and Moore deposits.

Pueblo Viejo is situated in the Los Ranchos Formation, a series of volcanic and volcaniclastic rocks that extend across the eastern half of the Dominican Republic, generally striking northwest and dipping southwest. The Pueblo Viejo Member of the Los Ranchos is a restricted sedimentary basin approximately 3 kilometers north-south by 2 kilometers east-west. The basin is filled with lacustrine deposits that range from coarse conglomerate deposited at the edge of the basin, to thinly bedded, carbonaceous sandstone, siltstone, and mudstone deposited further from the paleo-shoreline. To the south, the Pueblo Viejo Member is unconformably overlain by the Hatillo Limestone Formation by means of a low angle, southwest dipping thrust fault.

The Moore deposit is located at the eastern margin of the Pueblo Viejo member sedimentary basin. Stratigraphy consists of finely bedded carbonaceous siltstone and mudstone (PV sediments) overlying horizons of spilite (basaltic-andesite flows), volcanic sandstone, and fragmental volcaniclastics. The Monte Negro deposit is located at the northwestern margin of the sedimentary basin. Stratigraphy consists of interbedded carbonaceous sediments ranging from siltstone to conglomerate that are interlayered with volcaniclastic flows. Metallic mineralization in the deposit areas is primarily pyrite with lesser amounts of sphalerite and enargite. Pyrite mineralization occurs as disseminations, layers, replacements, and veins. Sphalerite and enargite mineralization is primarily in veins, but disseminated sphalerite has been noted in core.

Studies have determined that there were two stages of advanced argillic alteration, both associated with precious metal mineralization. A third stage of mineralization occurred when hydro-fracturing of the silica cap produced pyrite-sphalerite-enargite (Stage III) veins with silicified haloes. Individual Stage III veins have a mean width of 4 centimetres and are typically less than 10 centimetres wide. Stage III veins contain the highest precious and base metal values and are more widely distributed in the upper portions of the deposits. The most common vein minerals are pyrite, sphalerite, and quartz with lesser amounts of enargite, barite, and pyrophyllite.

Gold is intimately associated with pyrite veins, disseminations, replacements, and layers within the zones of advanced argillic alteration. Gold values generally are the highest in zones of silicification or strong quartzpyrophyllite alteration. These gold-bearing alteration zones are widely distributed in the upper parts of the deposits and tend to funnel into narrow feeder zones. Stage III sulfide veins also have higher gold values than replacement style mineralization. The most common form of gold is sub-microscopic gold within pyrite, where it is present as both solid solution within the crystal structure of the pyrite and as colloidal-size microinclusions (<0.5 microns). The proportions of the different forms and carriers of gold vary significantly throughout the Moore and Monte Negro deposits. Generally, the majority of gold is found as sub-microscopic gold in microcrystalline, disseminated, or porous pyrite. Of all the elements, assays for silver consistently have the strongest correlation with gold. Silver has a strong association with Stage III sulfide veins where it occurs as the minerals silver, Sb-sulfides (pyrargyrite), silver-tellurides (hessite), gold and silver-tellurides (sylvanite, petzite), and silver-bearing tetrahedrite. The majority of the zinc occurs as sphalerite; primarily in Stage III sulfide veins and secondarily as disseminations. The majority of copper occurs as enargite hosted in Stage III sulfide veins. Only trace amounts of chalcocite and chalcopyrite have been recorded. The mineralization extends for 2,800 meters north-south and 2,500 meters east-west and extends from the surface to 650 meters in depth.

Mining and Processing

The Pueblo Viejo mine achieved commercial production in January 2013 and completed its ramp-up to full design capacity in 2014. Pueblo Viejo produced 665 thousand ounces of gold in 2014 (Barrick’s 60% share) at cash costs of $446 per ounce. The Pueblo Viejo deposits are located in two major areas, the Monte Negro pit and the Moore pit. Gold and silver will be recovered through pressure oxidation of the whole ore followed by cyanidation of gold and silver in a CIL circuit.

The autoclave circuit has been designed to initially oxidize an average of 1,600 tonnes per day of sulfur. As a result of the varying sulfur content of the mill feed, the processing rate will range from 18,000 tonnes per day (high sulfur) to 24,000 tonnes per day (low sulfur). The rest of the process plant is designed to handle the maximum process throughput. Modifications to the lime circuit are essentially complete and the mine is progressing toward design capacity for silver and copper concentrate production. Pueblo Viejo is evaluating opportunities to further increase plant throughput by optimizing ore blending and autoclave availability.

Mining of both the Monte Negro and Moore Phase 1 pits is complete, and Phase 2 mining in both pits has commenced. Based on existing reserves and production capacity, the expected mine life is approximately 10 years for mining and 20 years for processing operations.

The tailings storage area is located in the El Llagal valley located approximately 4 kilometers south of the plant site. The starter tailings dam is constructed and in operation. The ultimate storage requirements of the tailings impoundment facility will continue to grow as additional resources are identified. The tailings storage area will contain all of the process tailings, waste rock and high density sludge precipitate to be generated over the life of the Pueblo Viejo mine, and runoff water from the design flood event. Additional tailings impoundment capacity will be studied and implemented as required by the resource base. In addition to solids storage, each cell in the tailings facility is sized to provide storage for an operating pond and for extreme precipitation events. The mine is situated in a seismically active area. The design of the dams at site was based on the maximum credible earthquake.

The Hatillo and Hondo Reservoirs supply fresh water for the process plant. Reclaimed water from the El Llagal tailings containment pond is used as a supplementary water supply.

Operational power requirements will vary but generally be less than 130 MW at a process rate of 18,000 tonnes per day to 150 MW at 24,000 tonnes per day. In 2013, PVDC commissioned a 215 MW Wartsila combined cycle reciprocating engine power plant together with an approximately 100 km transmission line connecting the plant to the mine site. The power plant is located near the port city of San Pedro de Macoris on the south coast and will provide the long-term power supply for the Pueblo Viejo mine. The plant is dual fuel and is currently operated on heavy fuel oil (“HFO”) with the capability to convert to liquefied natural gas (“LNG”) in the future if a supply becomes feasible. The HFO is delivered at an existing HFO off-loading facility in the harbor at San Pedro and delivered to the plant by an 8 km fuel pipeline.

All material permits and rights to conduct operations at the Pueblo Viejo mine have been obtained and are in good standing.

Environment

In September 2005, PVDC completed a Feasibility Study on the Pueblo Viejo mine. An Environmental Impact Assessment (“EIA”) for the mine was completed in late 2005 and presented to the Dominican State in November 2005. Approval of the EIA was received in December 2006 from the Ministry of Environment. An Expansion Environmental Report was filed in 2008 and approved in December 2010. An Environmental and Social Impact Analysis for the power plant and associated fuel supply and transmission line was submitted to Dominican Republic government on January 3, 2012 and was approved on March 27, 2012. The government approved preliminary earth works and site preparation on December 26, 2011.

The Pueblo Viejo mine is designed to mitigate potential environmental impacts. In order to prevent and control spills and protect water quality, the mine utilizes multiple levels of spill containment procedures and routine inspection and monitoring of its facilities.

The Pueblo Viejo mine site is affected by a number of significant legacy environmental issues resulting from the conduct of operations at site prior to Barrick’s involvement in the mine. Under the terms of the SLA, the Dominican State is obligated, at its sole cost and expense, to remediate and rehabilitate, or otherwise mitigate all historic environmental matters. PVDC has agreed to cover the capital costs related to such remediation up to $75 million. Subject to the verification of certain conditions, PVDC has agreed to act as an agent of the Dominican State to remediate the historical environmental liabilities of the State. However, upon PVDC giving the Dominican State a Project Notice, which was issued by PVDC in 2008, PVDC assumed the responsibilities for all historic environmental matters within the boundaries of the “Development Areas”, except for hazardous substances at the Rosario’s plant site which remain the responsibility of the Dominican State. In addition, the Dominican State is required under the SLA, in compliance with the applicable Environmental and Social Guidelines and Policies, and at its sole cost and expense, to relocate and pay all indemnification and other compensation due to certain persons with valid claims to land within the Montenegro Fiscal Reserve. Under the SLA, PVDC and the Dominican State, respectively, were required to come into compliance with the historic environmental mitigation and remediation matters for which they are responsible under that agreement by November 2014. PVDC achieved compliance by that deadline, while the Dominican State is not yet in compliance with all of the matters for which it is responsible under the SLA.

The mine’s operations are certified under the International Cyanide Management Code.

In 2014, all of PVDC’s activities at the Pueblo Viejo mine were, and continue to be, in compliance in all material respects with applicable corporate standards and environmental regulations.

At December 31, 2014, the recorded amount of estimated future reclamation and closure costs that were recorded under IFRS as defined by IAS 37, and that have been updated each reporting period was $181.4 million (as described in Note 26 to the Consolidated Financial Statements). See “Environment and Closure.”

Exploration, Drilling and Analysis

As of December 31, 2014, the drill hole database used to support the development of mineral resources for the Pueblo Viejo property contains 2,155 drill holes, comprised of 838 diamond drill core holes, 114 reverse circulation, and 1,203 percussion holes and rotary samples. Samples totaling 165,374 meters from diamond drill holes, 62,588 meters from rotary and percussion holes, and 18,523 meters from reverse circulation have been collected. In addition, 11,433 closed spaced reverse circulation grade control drill holes, totaling 289,705 meters were used to estimate the gold, copper and silver resources. The drill hole spacing is variable, ranging from 24 to 48 meters.

During 2014 three exploration programs were undertaken at Pueblo Viejo. This consisted of reverse circulation drilling in the Monte Oculto North pit, reverse circulation and mapping in the Cumba pit and reverse circulation condemnation drilling at the Los Cacaos waste dump.

In 2015, exploration plans include drilling in Monte Negro South, Monte Negro North and Moore East, in each case within or at the borders of the current pit boundaries. Pueblo Viejo also intends to conduct infill drilling at the Los Quemados quarry during 2015.

Drill samples collected for use in geologic modeling and mineral resource estimation are under the direct supervision of the geology department at Pueblo Viejo. All drill hole collar, survey and assay information used in modeling and resource estimation are manually verified and approved by the staff geologists prior to entry into the mine-wide database. Sample preparation and analyses are conducted onsite as well as by independent laboratories in Santiago, Chile and Peru. Procedures are employed to ensure security of samples during their delivery from the drill rig to the laboratory. All samples remained in the possession of Barrick employees until delivery to the applicable laboratories. The quality assurance procedures, data verification and assay protocols used in connection with drilling and sampling on the Pueblo Viejo property conform to industry accepted quality control methods.

Regular internal auditing of the mineral reserve and mineral resource estimation processes and procedures are conducted.

Royalties and Taxes

Under the SLA, PVDC is obligated to make the following payments to the Dominican Republic: certain fixed payments due upon achieving certain milestones; a Net Smelter Return Royalty of 3.2%, which does not apply to copper or zinc; a Net Profits Interest (“NPI”) of 28.75%; an income tax under a stabilized tax regime, which includes a 25% tax on income; a withholding tax on interest paid on loans and on payments abroad and other general tax obligations.

In 2013, the government of the Dominican Republic expressed a desire to accelerate and increase the benefits that the Dominican Republic will derive from the Pueblo Viejo mine. The Company engaged in dialogue with representatives of the government in an effort to achieve a mutually acceptable outcome. In the third quarter of 2013, PVDC and the Dominican government finalized the second amendment to the SLA which became effective on October 5, 2013 and has resulted in additional and accelerated tax revenues to the Dominican government. The second amendment to the SLA includes the following key changes: (i) the elimination of a 10% return embedded in the initial capital investment for the purposes of the NPI calculation; (ii) an extension to the period over which PVDC may recover its capital investment in the Pueblo Viejo mine; (iii) a delay of application of NPI deductions; (iv) a reduction in tax depreciation rates; and (v) the establishment of a graduated minimum tax, which will be adjusted up or down based on future metal prices.

In addition, an Environmental Reserve Fund has been established in an offshore escrow account as required by the SLA, which will be funded during operations until the escrowed funds are adequate to discharge PVDC’s closure reclamation obligations.

As of December 31, 2014, PVDC was owed $109 million by the government of the Dominican Republic for amounts relating to Pueblo Viejo’s energy sales and balances due under the SLA for payments made by PVDC on behalf of the government.

Financing

During 2010, PVDC secured a variable rate $1.035 billion loan facility for the Pueblo Viejo mine. This facility is insured for political risks by Export Development Corporation of Canada. Substantially all the assets of PVDC, including the Pueblo Viejo mine property and related assets, have been pledged as security under the loan. The effective interest cost for 2014 was 5.04%. As of December 31, 2014, PVDC had drawn down all available funds under the facility. On February 17, 2015, the Pueblo Viejo mine achieved certain operational and technical milestones as required for the loan facility to become non-recourse to Barrick and Goldcorp Inc. As a result, the sponsor guarantees previously provided by Barrick and Goldcorp Inc., in proportion to their ownership interest in the mine, were terminated as of February 17, 2015.

Production Information

The following table summarizes certain production and financial information for the Pueblo Viejo mine (Barrick’s proportional share) for the period indicated:

	Year ended December 31, 2014(1)	Year ended December 31, 2013(1)
Tonnes mined (000’s)	21,055	9,192
Tonnes of ore processed (000’s)	4,027	2,658
Average grade processed (grams per tonne)	5.53	6.14
Ounces of gold produced (000’s)	665	488
Cash costs per ounce(2)	$ 446	$ 561

(1)	Barrick’s proportional share.
(2)	For an explanation of cash costs per ounce, refer to “Non-GAAP Financial Measures.”

The map below sets out the design and layout of the Pueblo Viejo mine.

Lagunas Norte Mine

General Information

The Lagunas Norte mine is an open pit, heap leaching operation. The mine is located in the Alto Chicama mining district and is 140 kilometers east of the coastal city of Trujillo, Peru, and 175 kilometers north of Barrick’s Pierina mine (now in closure). The property is located on the western flank of the Peruvian Andes and is at an elevation of 4,000 to 4,260 meters above sea level. The area is considered to have a mountain climate. Generally, the climate of the area does not impact on the mine’s operations. Vegetation consists of small shrubs and grasses. The property is accessible year round by road from both Trujillo and Huamachuco, Peru. The mine has approximately 770 employees and 1,050 contractors.

The Alto Chicama region has been actively mined for coal since the 19th century, principally for domestic consumption. In 1990, Minero Peru S.A., the State mining company, constructed a camp to re-evaluate the previous coal operations. The Alto Chicama region hosts a low-grade anthracite coal deposit, but it was not developed due to the availability of cheaper sources of energy elsewhere.

In 2002, Barrick acquired the three primary mining concessions, named “Derechos Especiales del Estado No. 1, 2 and 3”, respectively, from Centromin pursuant to an international bid process. In 2004, these three concessions were consolidated into a single mining concession called “Acumulación Alto Chicama” with an extension of 18,002 hectares, within which the existing open pit and process plant are located. Three additional mining concessions named “Los Angeles”, “Lagunas 15” and “Lagunas 16” were subsequently acquired directly by Barrick. The Alto Chicama mining property encompasses the above mentioned four mining concessions totaling 19,774 hectares. The mining rights have an expiry date if production is not commenced within certain timeframes. Additionally, to keep the mining rights in good standing, rights holders are required to pay annual land fees (currently $3.00 per hectare) and additional penalty payments during any period the properties are not in production. Currently, production activities are being carried out on the Acumulación Alto Chicama.

Peruvian authority approval of both the mine’s Environmental Impact Assessment (“EIA”) and principal construction permit were received in April 2004. Barrick commenced construction of the mine facilities in April 2004. In June 2005, Barrick obtained approval from the Peruvian authorities with respect to mine production start-up.

On December 29, 2004, Barrick entered into a Legal Stability Agreement with the Peruvian Government. The Legal Stability Agreement provides increased certainty with respect to foreign exchange and the fiscal and administrative regime for 15 years. The 15 year period commenced January 1, 2006.

In February 2010, Barrick filed an amendment to the EIA (the “First EIA Amendment”) which proposed certain modifications to some of the mine facilities at the Lagunas Norte mine. The First EIA Amendment was approved by the environmental mining authority on August 6, 2010. Barrick completed construction and start-up of a carbon-in-column plant in 2013 and a new leach pad (Phase 5), secondary treatment plant and operational ponds in 2014. A new reverse osmosis water treatment plant was completed in 2014 and achieved start-up in February 2015. Construction of Phase 6 of the new leach pad is expected to commence in 2015 and be completed by the first quarter of 2016.

In November 2014, Barrick filed a second amendment to the EIA (the “Second EIA Amendment”). The Second EIA Amendment proposes modifications to the open pit, east waste dump and leach pad areas and is expected to be approved in July 2015.

On November 18, 2013, Barrick obtained approval from the environmental mining authority for an open pit expansion (Phase 8 Open Pit) and connection between the new and existing leach pads (Phase 8 Leach Pad) as well as for an increase in the height of the existing leach pad and the development of clay quarries and additional auxiliary mining infrastructure. In addition, on February 13, 2014, Barrick obtained approval from the environmental mining authority to increase Lagunas Norte’s mining fleet, modify the carbon-in-column plant and add storage capacity for mining equipment. These modifications were approved pursuant to a specialized regulatory regime outside of the EIA process as they will not have a significant impact on the environment.

Sufficient surface rights have been obtained for current operations at the property.

Geology

The regional geology of the Alto Chicama area is dominated by a thick sequence of Mesozoic marine clastic and carbonate sedimentary rocks and andesitic and dacitic volcanic rocks of the Tertiary Calipuy Group. The Mesozoic sequence is unconformably overlain by the Tertiary Calipuy volcanic rocks and cut by numerous small intrusive bodies. The Mesozoic sequence has been affected by at least one and probably two stages of compressive deformation during Andean orogenesis.

The Lagunas Norte mineralization occurs on the 185 square kilometer Alto Chicama property. The mineralization is of the high sulfidation type. It is disseminated and hosted in variably brecciated sedimentary rocks as well as in volcanic breccias and tuffs. The mineralization outcrops and has been defined by drilling over an area of 1,000 meters long by 2,000 meters width and up to 300 meters depth.

Mining and Processing

The orebody is being mined as an open pit, truck-and-shovel operation, at an average mining rate of 151,092 tonnes per day. Ore is crushed and then transported via truck to the leach pad and run-of-mine ore is transported directly to the leach pad at an average rate of 66,774 tonnes per day. Gold and silver recovered from the leached ore is smelted into doré on-site and shipped to an outside refinery for processing into bullion. Power is provided by a utility company through a 138 kilovolt line connected to the Trujillo Norte substation, located in the coastal city of Trujillo, approximately 95 kilometers from the mine. The east waste dump and leach pad facilities are contained within one valley, limiting potential environmental impacts. Water for process use is taken from two small lagoons fed by rain-captured water pursuant to authorizations granted by the water authority. The effects of the operation on surface water and ground water resources are carefully monitored and controlled to ensure that residents downstream of the site are not adversely affected.

Based on existing reserves and production capacity, the expected mine life is approximately 3 years for mining and 4 years for processing operations.

In 2014, mining activity at the Lagunas Norte mine focused on Phases 7, 8 and Phase 9. For 2015, Barrick expects mining activity to be concentrated in Phases 8, 9, 13 and 14 (phases with a higher content of “clean” ore with low total carbonaceous material and sulfur content).

Barrick is currently evaluating options for mining and processing the refractory ore body below the current open pit mine at Lagunas Norte. If successful, this project has the potential to extend the mine life by approximately eight years.

All material permits and rights to conduct operations at the Lagunas Norte mine have been obtained and are in good standing.

Environment

Lagunas Norte’s operating facilities were designed to mitigate environmental impacts. The operations have processes, procedures or facilities in place to manage hazardous substances potentially harmful to the environment. Lagunas Norte’s heap leaching process, for example, operates entirely as a closed circuit. In order to prevent and control spills and protect water quality, the site uses multiple levels of spill containment, infrastructure and procedures as well as field controls like daily inspections and water and air monitoring. The site also has many programs to reuse and conserve water in all its processes. In order to mitigate the impact generated by dust, the site uses several different dust suppression techniques. The mine’s operations are certified under the International Cyanide Management Code and ISO 14001.

In 2014, all activities at the Lagunas Norte property were, and continue to be, in compliance in all material respects with applicable corporate standards and environmental regulations.

At December 31, 2014, the recorded amount of estimated future reclamation and closure costs that were recorded under IFRS as defined by IAS 37, and that have been updated each reporting period was $191.4 million (as described in Note 26 to the Consolidated Financial Statements). See “Environment and Closure.”

Exploration, Drilling and Analysis

During 2014, Lagunas Norte drilled 7,328 meters in 49 holes (infill drilling) with spacing ranging from 40 to 30 meters. The objective of the 2014 infill drilling program was to improve the resource model at the mine, including by reducing drill hole spacing to approximately 40 meters in high variability areas and updating the structural interpretation and understanding of mineralization continuity. For 2015, Lagunas Norte will conduct a reserve and resource delineation program involving approximately 7,000 meters of drilling.

As of December 31, 2014, a total of 1,659 holes and 253,041 meters have been drilled at Lagunas Norte with approximately 67,843 meters of reverse circulation and over 184,139 meters of diamond drill. The drilling program at Lagunas Norte has been completed at an average of approximately 40 meter centers. Drill hole collars have been surveyed, and down-hole Sperry Sun surveys conducted on the holes, with data collected approximately every 50 meters and down hole Maxibor II surveys and Gyrosmart surveys conducted on the holes of the 2008 and 2009 drilling campaigns respectively, with data collected approximately every 3 meters. Down hole Deviflex surveys and ReflexGyro surveys were conducted on the holes from the 2010 to 2012 drilling campaigns respectively, with data collected approximately every 3 meters. A total of 193,088 samples have been taken during these drill programs. The average sample length is 1 meter.

Drill samples collected for use in geologic modeling and mineral resource estimation are under the direct supervision of the geology department at Lagunas Norte. All drill hole collar, survey and assay information used in modeling and resource estimation are manually verified and approved by the staff geologists prior to entry into the mine-wide database. During the exploration and definition stages of the drilling, all samples were prepared on-site and fire assayed at an independent laboratory in Lima, Peru. During 2014, preparation and analysis of samples were performed in an external laboratory. Procedures are employed to ensure security of samples during their delivery from the drill rig to the laboratory. The quality assurance procedures, data verification and assay protocols used in connection with drilling and sampling at the Lagunas Norte property conform to industry accepted quality control methods.

Regular internal auditing of the mineral reserve and mineral resource estimation processes and procedures are conducted.

Royalties and Taxes

Under the terms of the agreement with Centromin, Barrick paid Centromin an advance contractual royalty of $2 million, which was credited against Centromin’s retained net smelter royalty of 2.51% in 2005. In December 2006, Centromin transferred all of its rights and obligations (including the foregoing royalty) with respect to the mine to Activos Mineros S.A.C., a State mining company (“Activos”). In 2014, $19 million was paid to Activos under the terms of this royalty.

On October 20, 2011, Barrick signed an agreement with the Peruvian Government under which it voluntarily committed to pay on a quarterly basis the Special Mining Contribution (“SMC”) approved by Law No 29790 until the expiration of the Legal Stability Agreement. The SMC is assessed on a sliding scale ranging from 4% to

13.12% based on operating income margin. The agreement will remain in force until December 31, 2020. The SMC paid for 2014 was $14 million.

In December 2013, the Peruvian government established two different contributions to be paid by mining companies to the regulatory agencies in charge of supervising mining, energy and environmental activities (the Organismo Supervisor de la Inversión en Energía y Minería, or “OSINERGMIN” and the Organismo de Evaluación y Fiscalización Ambiental, or “OEFA”). The contributions are calculated on the basis of monthly sales at rates of 0.21% for OSINERGMIN and 0.15% for OEFA. For 2015, Barrick expects to pay a total of approximately $3 million in contributions under the new law from operations at the Lagunas Norte property.

Under the terms of the Legal Stability Agreement which includes tax stability, Barrick is required to pay national and municipal taxes in effect at December 29, 2004 and is subject to a 32% income tax rate instead of the 30% general rate. In December 2014, the Peruvian government enacted certain tax reform measures. Corporate income tax rates will be gradually reduced from 30% in 2014 to 26% for 2019 and future years. The withholding tax on dividends will gradually increase from 4.1% for 2014 to 9.3% for 2019 and future years. In January 2015, Barrick made a limited election out of the tax stability provisions included in the Legal Stability Agreement in order to apply the reduced income tax rates.

Financing

Minera Barrick Misquichilca S.A. (“MBM”), a wholly-owned subsidiary of Barrick, has established a number of capital lease programs with certain financial institutions to partially finance the construction of certain assets at Lagunas Norte. At December 31, 2014, the aggregate amount outstanding under these capital lease programs was $123 million. The average interest rate in 2014 for the aggregate capital leases was LIBOR plus 2.94%. In 2013, MBM entered into a $45 million bank loan agreement to finance capital projects at Lagunas Norte. The average interest rate in 2014 for this loan was LIBOR plus 2.10%.

Production Information

The following table summarizes certain production and financial information for the Lagunas Norte mine for the periods indicated:

	Year ended December 31, 2014	Year ended December 31, 2013
Tonnes mined (000’s)	50,030	36,934
Tonnes of ore processed (000’s)	22,110	21,089
Average grade processed (grams per tonne)	0.99	1.06
Ounces of gold produced (000’s)	582	606
Cash costs per ounce (1)	$379	$361

(1)	For an explanation of cash costs per ounce, refer to “Non-GAAP Financial Measures.”

The diagram on the following page sets out the design and layout of the Lagunas Norte mine.

802000
804000
806000
1
9124000
9122000
9120000
9118000
RIO NEGRO 2 QUARRY
WEST WASTE DUMP
EAST WASTE DUMP
OPEN PIT
STOCK LINE
RAINCOAT PONDS
CURRENT LEACH PAD
NEW LEACH PAD
BARRICK
Minería Responsable
Current
Mine Layout
Lagunas Norte
2014
0
500
1,000
mt.
1:32,500

Veladero Mine

General Information

The Veladero mine is an open pit mine using heap leaching. The Veladero mine includes the mining of gold and silver from the Filo Federico pit. Mining from the mine’s original Amable pit concluded in mid-2014. Mining from the Argenta pit, which is located in the south east sector of the leach field in the mining operation, was completed in the first quarter of 2014. Stockpiled ore from the Argenta pit will be processed in 2015. The mine has approximately 1,240 employees and 2,400 contractors. Barrick has implemented a comprehensive recruitment and training program for personnel required for the operation, prioritizing the local labor market.

Following a competitive bidding process completed by the Provincial Mining Exploration and Exploitation Institute (“IPEEM”) in 1994, AGC, a Canadian exploration company, was awarded exploration rights to Veladero. AGC then entered into a joint venture agreement with Lac Minerals Ltd. (“Lac Minerals”), which was acquired by Barrick a short time later. In 1995 AGC assigned its interest to its subsidiary in Argentina, Minera Argentina Gold S.A. (“MAGSA”), and from 1996 through 1998 the MAGSA/Barrick joint venture successfully explored Veladero. In early 1999, Homestake acquired AGC. The December 2001 merger of Homestake and Barrick resulted in Barrick gaining 100% indirect control of Veladero through MAGSA and Barrick Exploraciones Argentina S.A. (“BEASA”).

Full construction of the Veladero mine commenced in the fourth quarter of 2003 and the first gold pour occurred in September 2005. The Veladero property is located entirely in San Juan Province, Argentina, immediately to the south of Barrick’s Pascua-Lama project and approximately 360 kilometers by road northwest of the city of San Juan. The mine site is located at elevations of between 3,900 and 4,800 meters above sea level. Vegetation is sparse. The area is considered to have a sub-arid, sub-polar, mountain climate. During the winter months, extreme weather may create a challenging operating environment. Recognizing this issue, the potential impact of extreme weather conditions, to the extent possible, has been incorporated into the mine’s operating plan. Access to the property is via a combination of public highways and an upgraded private gravel road.

The Veladero mine comprises the following mining properties: (i) the Veladero mining group, consisting of eight mining concessions owned by IPEEM and operated by MAGSA, now a subsidiary of Barrick in Argentina, pursuant to applicable provincial law and the Exploitation Contract between IPEEM and MAGSA (as amended) and (ii) the Filo Norte mining group, consisting of five mining concessions owned by MAGSA, which are: Ursulina Sur; Florencia 1; Gaby M; Río 2 and Río 3. The Veladero mining properties cover an area of approximately 14,420 hectares.

Pursuant to the Argentina Mining Code, mining concessions do not have an expiry date, however, to keep them in good standing concession holders are required to pay certain annual fees and meet minimum capital investment requirements. As of December 31, 2014, the Veladero mine has complied with these requirements with respect to its current mining properties.

Barrick has an undivided 90% interest in “Campo Las Taguas”, which encompasses the surface property affected by Veladero’s mining facilities. With respect to the 10% interest of “Campos Las Taguas” owned by third parties, Barrick and IPEEM have obtained all necessary easements for access over surface property. Certain other mine related facilities are located in Campo Colangui, which is also owned by Barrick. The Argenta pit is also located at the Campo Las Taguas.

Sufficient surface rights have been obtained for current operations at the property.

Geology

The Veladero deposit is situated at the north end of the El Indio Gold Belt, a 120 kilometer by 25 kilometer north-trending corridor of Permian to late Miocene volcanic and intrusive rocks.

The Veladero deposit is an oxidized, high sulfidation gold-silver deposit hosted by volcaniclastic sediments, tuffs, and volcanic breccias related to a Miocene diatreme-dome complex. Disseminated precious metals mineralization forms a broad, 3 kilometer long by 400 meter to 700 meter wide tabular blanket localized between the 4,000 and 4,350 meter elevations. The mineralized envelope encompassing greater than 0.4 grams per tonne gold is oriented along a 345°-trending regional structural corridor. Higher grade zones within this envelope occupy northeast-striking faults and fracture zones. Hydrothermal alteration is typical of high sulfidation gold deposits, with a silicified core grading outward into advanced argillic alteration, then into peripheral argillic and propylitic alteration haloes. Gold occurs as fine native grains, and is dominantly associated with silicification and with iron oxide or iron sulfate fracture coatings. Silver mineralization is distinct from gold, and occurs as a broader, more diffuse envelope, probably representing a separate mineralizing event. Copper and other base metals are insignificant, and sulfide mineralization is negligible. Principal controls on gold mineralization are structures, brecciation, alteration, host rocks, and elevation.

The Veladero deposit comprises four orebodies: Cuatro Esquinas in the center; Filo Federico in the north, Amable in the south and Argenta. Much of the Veladero deposit is covered by up to 170 meters of overburden. A variety of volcanic explosion breccias and tuffs are the principal host rocks at the Filo Federico orebody, where alteration consists of intense silicification. Mining from the Amable and Argenta orebodies concluded in 2014, as mentioned above.

Mining and Processing

The Veladero mine is an open pit mine with a valley-fill heap leach operation and two-stage crushing process. Recovered gold is smelted into doré on-site and shipped to an outside refinery for processing into bullion. Current crushing capacity at the Veladero mine is 72,575 tonnes per day. Veladero self generates electric power using a diesel power plant (permanently-installed diesel-generator sets) with a 9.5 megawatt capacity in Veladero I and 3.8 megawatt capacity in Veladero II; adding a further 6.8 megawatt capacity (PLS and Booster pumps project) in Veladero III, and a 2-megawatt wind-generation turbine. Based on existing reserves and production capacity, the expected remaining mine life is approximately 9 years.

In December 2013, the Province of San Juan, Argentina adopted a new provincial law that creates a registry of approved local suppliers to be administered by the provincial mining ministry. In order to be designated as a “local supplier,” a company must be based and domiciled in the Province of San Juan, and must also hire 80% of its work force from the Province of San Juan. The new law requires mining companies conducting exploration or exploitation activities in the Province, such as Barrick, to allocate 75% of their annual purchases or contracts to such local suppliers. Barrick is continuing to evaluate a possible judicial or administrative challenge to this law.

In April 2011, the Argentinean government implemented import controls on a greater number of goods. Delays associated with these import controls have the potential to affect certain aspects of Veladero’s operations, such as maintenance and new construction that are dependent on imported goods. Barrick’s activities at Veladero were not impacted by these measures in 2014, as Veladero modified certain aspects of its maintenance, procurement and inventory systems to counteract delays in the importation of goods. The Company will continue to evaluate the impact of these measures in 2015.

Environment

The Veladero mine received environmental impact study (“EIS”) approval in November 2003 from the Mining Authority of the San Juan Province. Under Argentine law, Veladero is required to update the EIS at least every two years. Updates to the study were approved in April 2007, March 2009, October 2010 and April 2014. The April 2014 update of the EIS incorporates an expansion of the mineral leaching system of the mine and includes updated glacier-related and environmental management information, and was amended to include additional details regarding the operation of the leach pad facility, as discussed in further detail below. Barrick submitted a fifth EIS update on March 7, 2014, as required by the Provincial mining authority. On January 8, 2015, the mine submitted an addendum to the fifth EIS update in order to reflect the terms of the prior EIS update approved in April 2014. The addendum includes Phases 6 to 9 of the leach pad as well as certain improvements to the process plant.

Other permits required for the mine’s current operation, such as water concessions and hazardous substances handling, have been obtained, and some are in the process of being renewed. Barrick expects to obtain such renewals in due course. Other sectorial permits associated with the mine’s expansion, such as the modification of the current outline of the diversion channels of the Potrerillos river, among others, have been granted by the relevant authorities. Certain other permits associated with the mine’s expansion are in process. These permits have been submitted and approvals are expected by mid-2015.

Veladero’s operating facilities have been designed to minimize and mitigate environmental impacts. The operations have processes, procedures or facilities in place to manage substances that have the potential to be harmful to the environment. Veladero’s heap leaching process, for example, is designed to operate entirely as a closed circuit with no discharge to the environment. In order to prevent and control spills and protect water quality, the mine utilizes multiple levels of spill containment procedures and routine inspection and monitoring of its facilities. The mine also has various programs to reuse and conserve water at its operations. In order to mitigate the impact of dust produced by its operations, the mine uses several different dust suppression techniques. The mine’s operations are certified under the International Cyanide Management Code and ISO 14001.

In March 2013, an excess accumulation of solution within Veladero’s leach pad collection system was identified. Pumping rates were increased to reduce the accumulated solution, recirculating the same to the pad. The situation was reported to the appropriate local authority, which performed a site inspection and started an administrative investigation proceeding. Veladero implemented certain measures requested by the local authority following that site inspection. Production was impacted by a build-up of ounces on the leach pad due to restrictions that affected the amount of solution that could be applied to the pad. On April 11, 2014, following discussions between Barrick and the regulatory authorities, the Provincial mining authority approved the fourth EIS update, which incorporated permit amendments to allow operation of the leach pad in alignment with permit requirements. The January 2015 addendum to the fifth EIS update, which is pending approval, incorporates improvements to the leach pad as required by the local authorities. Production at Veladero will remain subject to restrictions that affect the amount of leach solution that can be applied to the pad. In particular, the new permit requirements set a level limit for the leach solution storage area, which affects the operational capacity of the leach pad solution recovery system thereby reducing solution application rates and impacting leach pad stacking sequences.

In March 2013, the Ministry of Mines in the Province of San Juan initiated an administrative sanction process against Veladero as a result of the administrative investigation into the leach pad situation. The process resulted in an approximately $1.2 million fine, which Veladero paid on March 6, 2014. The investigation is now closed.

On September 30, 2010, the National Law on Minimum Requirements for the Protection of Glaciers was enacted in Argentina, and came into force in early November 2010. The federal law bans new mining exploration and exploitation activities on glaciers and in the “peri-glacial” environment, and subjects ongoing mining activities to an environmental audit. If such audit identifies significant impacts on glaciers and peri-glacial environment, the relevant authority is empowered to take action, which according to the legislation could include the suspension or relocation of the activity. In the case of the the Veladero mine, the competent authority is the Province of San Juan. In late January 2013, the Province announced that it had completed the required environmental audit, which concluded that Veladero does not impact glaciers or periglaciers. Barrick has challenged the constitutionality of the federal glacier law before the National Supreme Court of Argentina, which has not yet ruled on the issue. See “Legal Matters – Legal Proceedings – Argentine Glacier Legislation and Constitutional Litigation.”

At December 31, 2014, the recorded amount of estimated future reclamation and closure costs that were recorded under IFRS as defined by IAS 37, and that have been updated each reporting period was $59.3 million (as described in Note 26 to the Consolidated Financial Statements). See “Environment and Closure.”

Exploration, Drilling and Analysis

During 2014, a total of 3,546 meters of reverse circulation drilling was completed in the Federico area in order to increase reserves and resources, and provide upgraded information for the block model.

The 2014 exploration plan included 2,155 meters of reverse circulation drilling in the Ozzy area. At December 31, 2014, the Veladero drilling database was comprised of 282,346 meters of reverse circulation drill holes and 37,824 meters of diamond core drill holes and a total of 3,975 meters of channel samples from declines. Drill spacing within mineralized zones is approximately 50 meters.

The 2015 exploration plan contemplates a total of 5,566 meters of reserve circulation drilling to increase reserves and resources (3,717 meters for reserves and 1,849 meters for resources). In addition, two diamond drill holes will be completed in the Ozzy area to determine the geological model for this area.

Sampling has been performed with reverse circulation and core drill holes. Reverse circulation samples were collected on 1 meter intervals.

Drill samples collected for use in geologic modeling and mineral resource estimation are under the direct supervision of the geology department at Veladero. All drill hole collar, survey and assay information used in modeling and resource estimation are manually verified and approved by the staff geologists prior to entry into the mine-wide database. Sample preparation and analyses are conducted by Veladero personnel and the SGS and ALS Analytical Laboratories, independent laboratories. Procedures are employed to ensure security of samples during their delivery from the drill rig to the laboratory. The quality assurance procedures, data verification and assay protocols used in connection with drilling and sampling on the Veladero property conform to industry accepted quality control methods.

Regular internal auditing of the mineral reserve and mineral resource estimation processes and procedures are conducted.

Royalties and Taxes

Pursuant to federal legislation which implemented law 24.196 in May 1993, and provincial legislation adhering to the same, operating mines are required to pay to the Provincial government a royalty of up to 3% (“Boca Mina”) for minerals extracted from Argentinean soil. This Boca Mina is defined as the sales value of the extracted minerals less certain permitted expenses. In addition to the above-mentioned royalty, under the terms of the Exploitation Contract between Barrick and IPEEM, a 0.75% Boca Mina royalty is payable to IPEEM for the metals produced from the Veladero property, including from stockpiled ore from the Argenta deposit.

Finally, and only for the Argenta deposit, an additional royalty equivalent to 1.5% on sales calculated on estimated life-of-pit production, a gold price of $1,500 per ounce and a silver price of $35 per ounce was levied in the first quarter of 2012, payable to a Provincial development trust fund under the terms of the approved EIS.

In June 2011, the Provincial government and mining companies operating in San Juan Province, including MAGSA, signed a responsible mining agreement under which the mining companies agreed not to deduct certain expenses when calculating their 3% Provincial royalty. In October 2011, Barrick and IPEEM agreed to modify the calculation of the 0.75% royalty payable to the IPEEM under the Exploitation Contract using the same criteria, thus effectively changing the royalty calculation to 0.75% of gross sales of doré.

In 2002, as an emergency measure, Argentina adopted a 5% export duty on certain mineral products, including gold. At the time, the duty was described as “temporary.” Veladero’s export of gold doré is currently subject to this 5% export duty.

In October 2011, the Argentinean government issued Decree 1722, which requires crude oil, natural gas, and mining companies to repatriate and convert all foreign currency revenues resulting from export transactions into Argentine pesos. A bank transaction tax of 0.6% will apply to the subsequent conversion of pesos to foreign currencies in transactions that would otherwise have been executed using offshore funds.

In September 2013, Argentina adopted a new 10% tax on dividends paid by Argentine entities to individuals and non-resident investors. Barrick believes that this withholding tax is not applicable to dividends to be paid by the Veladero mine as a result of an existing tax stability arrangement.

Production Information

The following table summarizes certain production and financial information for the Veladero mine for the periods indicated:

	Year ended December 31, 2014	Year ended December 31, 2013
Tonnes mined (000’s)	67,686	78,592
Tonnes of ore processed (000’s)	29,500	29,086
Average grade processed (grams per tonne)	1.00	0.94
Ounces of gold produced (000’s)	722	641
Cash costs per ounce(1)	$566	$501

(1)	For an explanation of cash costs per ounce, refer to “Non-GAAP Financial Measures.”

The diagram on the following page sets out the design and layout of the Veladero mine:

Zaldívar Mine

General Information

Zaldívar is an open pit heap leach copper mine. The mine is located in the Andean Precordillera in Region II of northern Chile, approximately 1,400 kilometers north of Santiago and 196 kilometers southeast of the port city of Antofagasta. The site is accessible by highway from the port of Antofagasta. The Antofagasta-Salta railway also services the site. Zaldívar employs approximately 990 employees and 1,500 contractors. A significant number of Zaldívar’s employees are covered by a collective bargaining agreement, which commenced in April 2014 and will expire in July 2017.

The climate is characterized by very low relative humidity and practically no precipitation and has little impact on the mine’s operations. The surface topography lies at an average elevation of 3,200 meters above mean sea level. There is little or no vegetation. The property is within a 1,295-hectare claim area covered by 248 exploitation concessions. Exploitation concessions are registered in the Conservador de Minas (Mining Property Registrar) and Sernageomin (National Service of Geology and Mines). The mining and surface rights have no expiry date as long as the applicable annual land payments are made. Environmental permits are issued and registered with the Servicio de Evaluación Ambiental (“SEA”), the environmental authority of northern Chile.

In 1979, the initial declaration or statement of discovery (manifestación minera) was presented to the First Civil Court of Antofagasta by Mr. Pedro Buttazzoni Alvarez. In 1981, Mr. Buttazzoni, through his company Sociedad Contractual Minera Varillas (“SCMV”), formed the company Sociedad Legal Minera Zaldívar 262 de Zaldívar. Shareholders in this new company were: SCMV, 88.33%, and Minera Utah de Chile Inc. and Getty Mining (Chile) Inc. jointly holding the other 11.67%. In 1989, as a result of various transactions during the previous eight years, SCMV held 51% and Minera Escondida Limitada owned the other 49%. In March 1989, the mining rights were sold to Sociedad Minera La Cascada Limitada (“SMCL-Pudahuel”). In that same year, a sales contract was executed between SMCL-Pudahuel and Outokumpu Resources (Services) Limited (“Outokumpu”). The mining claims were then transferred to Minera Outokumpu Chile Limitada in November 1989. Outokumpu announced the formation of a 50/50 joint venture with Placer Dome in December 1992, at which time a joint venture company, Compañía Minera Zaldívar (“CMZ”), was formed. Commercial production began in November 1995. Placer Dome acquired the remaining 50% interest in CMZ from Outokumpu effective December 13, 1999 at a cost of $251 million. Barrick acquired Zaldívar in connection with its acquisition of Placer Dome in March 2006.

Sufficient surface rights have been obtained for current operations at the property.

In December 2014, Chile’s president proposed labor law reforms that would strengthen the rights, agreements and collective bargaining ability of labor unions in the country. Barrick is evaluating the potential impact of the proposed legislation on the Zaldívar mine (see “Legal Matters – Government Controls and Regulations”).

Geology

The Zaldívar porphyry copper deposit is situated on the western margin of the Atacama Plateau in northern Chile. The deposit is part of a large Tertiary porphyry copper system which includes the Escondida porphyry copper deposit. This porphyry complex occurs within the large West Fissure structural system which controls most of the large porphyry copper deposits in Chile. The Zaldívar porphyry system is at the intersection of the West Fissure and a series of Northwest and Northeast striking faults. The deposit is generally centered on a Northeast striking granodiorite porphyry body that intrudes andesites and rhyolites, and cuts across the north-south striking Portezuelo fault. Although the geology and the Zaldívar mineral deposit are generally continuous from east to west, the orebody was arbitrarily divided into two zones: the Main zone (area east of 93,000E) and the Pinta Verde zone (area west of 93000E).

The Zaldívar orebody contains both sulfide and oxide copper mineralization. The majority of the copper occurs in a blanket of oxide (covering an area of approximately 2 kilometers by 1.5 kilometers with an average thickness of approximately 90 meters) and secondary sulfide ore (covering an area of approximately 2.5 kilometers by 1.5 kilometers with variable thickness from a few meters in the southwest extremity to over 300 meters in the northeast extremity) which overlays deeper primary sulfide mineralization of lower grade. The economically important mineralization types are secondary sulfide (chalcocite), oxide (brochantite and chrysocolla) and a mixed mineralization type of combined sulfide and oxide copper minerals. Primary sulfide mineralization consists of pyrite, chalcopyrite, bornite and molybdenite.

In the Main zone orebody, to the east of the Portezuelo fault, rhyolite is the host rock and secondary sulfide mineralization is dominant (85% to 90%) with the balance of the copper present as oxide minerals. West of the fault, andesite and granodiorite are the host rocks and the copper is present as a mixture of both oxide and secondary sulfide minerals.

Mining and Processing

The mine plan contemplates mining the remaining mineral reserves from the open pit in six stages, referred to as Stage 6 through to Stage 11. During 2014, ore production came from Stages 9 and 10. Conventional methods of open pit mining are used. During 2014, Zaldívar focused on improving operational efficiencies and reliability of key processes including crushing and stacking. For 2015, ore production is expected to come from Stage 9. Based on existing reserves and production capacity, the expected mine life is approximately 13 years for mining and 15 years for processing operations.

Pure cathode copper is produced by three stages of crushing and stacking of ore, followed by heap leaching and bacterial activity to remove the copper from the ore into solution. Run of mine dump leach material is placed on the old sulfide ore pad, and is also leached. A solvent extraction and electro-winning process then removes the copper from solution and produces the cathode copper. The electro-winning plant is capable of producing 176,000 tonnes (388 million pounds) of cathode copper per year, 20% over the original design capacity. A flotation plant is also used to recover copper, in the form of copper concentrate, contained in the fine material produced in the tertiary crushing process. The heap leach cycle time is approximately 330 days. Ongoing optimization of the leaching process continues to yield improved recoveries.

Notwithstanding these improvements, declining head grades mean that more material must be placed on the leach pads and more capital investment is required to sustain current copper production rates. Zaldívar continues to improve leaching kinetics and recovery of secondary sulfide ores to minimize future capital requirements and maximize cathode production.

Process water is being supplied from ground water at Negrillar, 120 kilometers east of Zaldívar. Water is drawn from six production wells and pumped along the 120-kilometer route to a fresh water pond located near the tertiary crushing facility at the plant site. Zaldívar receives power from the SING, the regional electricity grid system, and purchases electricity from one of the electrical utilities operating on the SING system. A 230 kilometer transmission line was constructed in conjunction with Minera Escondida Limitada between the Zaldívar and Escondida plant sites and the SING system substation at El Crucero.

Zaldívar submitted an update to its 1993 Environmental Impact Assessment (“EIA”) in July 2009 to align the mine’s environmental approvals with its existing operations and planned expansions with differences relating primarily to mining and processing rates, as well as to the operation of the tailings dam, secondary leach pad and associated ponds, leach dump and storage of sulfuric acid and hazardous wastes. The updated EIA was approved in 2010. CMZ obtained the sectoral permit for Phases 1 and 2 of the tailings dam from the Dirección General de Aguas (“DGA”) in February 2013. Approval of Phase 3 and its extension is expected from the DGA by mid-2015.

Environment

Zaldívar operates in an environmentally responsible manner to mitigate environmental impacts. Zaldívar’s heap leaching process, for example, operates entirely as a closed circuit with no discharge to the environment. There are programs that continuously monitor the process and surrounding areas, including leak detection wells, to detect any potential circuit failures.

Zaldívar’s environmental permits are primarily related to the original 1993 Environmental Impact Assessment and a 2009 update of the same (see “ – Mining and Processing” above). The mine’s operations are ISO 14001 and ISO 9001 certified.

In 2014, all activities at Zaldívar were, and continue to be, in compliance in all material respects with applicable corporate standards and environmental regulations.

At December 31, 2014, the recorded amount of estimated future reclamation and closure costs that were recorded under IFRS as defined by IAS 37, and that have been updated each reporting period was $38.5 million (as described in Note 26 to the Consolidated Financial Statements). See “Environment and Closure.”

Exploration, Drilling and Analysis

The Zaldívar orebody has been extensively drilled. Reverse circulation drilling has been done in order to develop a geological model. Exploration drill holes are sampled at 2 meter intervals comprising whole core sampling. All holes are logged for lithology, alteration, mineralization and structure. In 2014, 14 reverse circulation holes were drilled for 3,840 meters in Stages 6, 9 and 10. In 2015, Zaldívar expects to conduct infill drilling in Stage 6 with 49 reverse circulation holes totaling 12,850 meters.

Drill samples collected for use in geologic modeling and mineral resource estimation are under the direct supervision of the geology department at Zaldívar. All drill hole collar, survey and assay information used in modeling and resource estimation are manually verified and approved by the staff geologists prior to entry into the mine-wide database. Sample preparation and analyses are conducted by the Zaldívar laboratory and independent laboratories are used to verify results. Procedures are employed to ensure security of samples during their delivery from the drill rig to the laboratory. The quality assurance procedures, data verification and assay protocols used in connection with drilling and sampling on the Zaldívar property conform to industry accepted quality control methods.

Regular internal auditing of the mineral reserve and mineral resource estimation processes and procedures are conducted.

Royalties and Taxes

The Zaldívar mine is not subject to any royalties.

In November 2005, CMZ opted out of Chile’s then current DL 600 foreign investment law and entered into a new DL 600 regime, the terms of which include a reduced 4% corporate income tax and a 12 year tax invariability clause.

In September 2012, the Chilean government enacted Law No. 20.630 which changed the corporate income tax rate from 18.5% to 20% for 2012 and future years. In September 2014, the Chilean government enacted certain additional tax reform measures. The deadline for opting into the new elective regime is January 1, 2017. Under the new regime, Chilean companies can elect between an attributed profits or a partially integrated two-tier tax system. For taxpayers subject to the attributed profits system, the corporate income tax rate will begin at 21% and gradually increase to 25% for 2017 and future years. Under this system, a 35% Chilean income tax rate applies on profits with no additional tax on distributions of profits. For taxpayers electing to be subject to the partially integrated two-tier system, the first tier corporate income tax rate will begin at 21% for 2014 and gradually increase to 27% for 2018 and future years. Under this system, an additional tax applies on distributions of profits, which could result in a maximum aggregate effective tax rate of 35% or 44.45% depending on the domicile of the company’s shareholders. Chile’s existing DL600 foreign investment regime will be eliminated at the end of 2015. However, this will not affect CMZ’s current DL600 contract for the Zaldívar mine. Although no election between the two regimes is required prior to 2017, CMZ currently expects to elect the partially integrated two-tier system.

In January 2011, CMZ voluntarily adopted a specific mining tax enacted by the Chilean government in 2010. Pursuant to the law, CMZ was subject to a mining tax rate of 4% to 9% from 2010 through 2012. CMZ returned to its stabilized rate of 4% beginning in 2013. This stabilized rate will continue to apply until 2017, when the current stability period ends, after which CMZ will be eligible to obtain an extension of the stability period at rates from 5% to 14% for an additional six years. The effective mining tax rate for CMZ was 4.5% in 2012 and 4.0% percent in each of 2013 and 2014.

Production Information

The following table summarizes certain production and financial information for the Zaldívar mine for the periods indicated:

	Year ended December 31, 2014	Year ended December 31, 2013
Tonnes mined (000’s)	60,769	67,419
Tonnes of ore processed (000’s)	39,827	47,732
Average grade processed (% of TCu)	0.50%	0.50%
Pounds of copper produced (000,000’s)	222	279
C1 cash costs per pound (1)	$1.79	$1.65

(1)	For an explanation of C1 cash costs per pound, refer to “Non-GAAP Financial Measures.”

The diagram on the following page sets out the design and layout of the Zaldívar mine.

Secondary
Leach Pads
SX-EW
Dynamic Leach Pads
Railway
Dump Leach
Waste Dump
Waste Dump
Crusher
Mine Property
Current Pit
BARRICK
ZALDIVAR
Mine Layout

Lumwana Mine

General Information

The Lumwana mine is an open pit copper mine and conventional sulfide flotation processing facility located on the Central African Copperbelt in the North-Western Province of Zambia, approximately 65 kilometers west of the provincial capital of Solwezi and 400 kilometers northwest of the national capital of Lusaka. Access to the property is via a 10 kilometer road branching off the paved two-lane “T5” highway linking Lumwana and Solwezi to the copper belt and other parts of the North–Western Province. The property is characterized by gently rolling hills with elevations ranging from approximately 1,270 meters to approximately 1,410 meters above sea level within the general vicinity of operations. Vegetation consists of woodlands, and wetlands are common along watercourses. The region has distinct dry (May to October) and wet (November to April) seasons. During the wet season, heavy rainfall reduces mine production, which is addressed through a stockpiling strategy that provides feedstock to the processing plant when open pit ore is not accessible. Lumwana employs approximately 1,840 employees and 1,810 contractors.

Barrick acquired its 100% interest in the Lumwana mine as part of its acquisition of Equinox Minerals Limited (“Equinox”), which was completed in July 2011 for total cash consideration of $7.482 billion. Equinox earned an interest in the Lumwana mine in 1999 by forming a joint venture with the Phelps Dodge Corporation (“Phelps Dodge”). In 2003, Equinox obtained a 51% interest in Lumwana Mining Company Limited (“LMCL”) by completing a feasibility study and investing in the exploration of the property, and in 2004 Equinox acquired the remaining 49% interest in LMCL from Phelps Dodge for cash consideration. Equinox commenced production from the Lumwana mine in 2008.

The operation of Lumwana is governed by the Mines and Minerals Act No. 7 of 2008, as amended by Statutory Instrument No. 34 of 2012 (“the 2008 Act”), the six Large Scale Mining Licenses that constitute the operation and a Development Agreement entered into between Lumwana and the Government of Zambia on December 16, 2005 (the “Development Agreement”). The Development Agreement provided for a 10-year stability period for the key fiscal and taxation provisions related to Lumwana, including a corporate tax rate of 25% and a mineral royalty of 0.6% of gross product. However, in 2008, 2011 and 2014, the Government of Zambia enacted tax and royalty changes purporting to override the Development Agreement, causing a breach of the tax stability period contained in the Development Agreement. See “ – Royalties and Taxes” below for additional information about the current fiscal and tax regime applicable to the Lumwana mine and Lumwana’s position on the Government of Zambia’s breach of the tax stability provisions.

On December 17, 2014, the Zambian Parliament enacted changes to the country’s mining tax regime that replaced the previous corporate income tax and variable profit tax with a 20 percent royalty on open pit mines, effective on January 1, 2015. The application of the new 20 percent royalty rate, compared to the 6 percent royalty the Company was previously paying at Lumwana, has a significant negative impact on the expected future cash flows of the mine. In the absence of a modification, the newly adopted royalty regime creates an unsustainable level of taxation for Lumwana, which, together with a decrease in copper price assumptions, resulted in a $930 million impairment charge against the carrying value of the Lumwana asset during the fourth quarter of 2014.

On December 18, 2014, the Company announced that, absent an acceptable outcome of discussions with the Zambian government, it will initiate procedures to suspend operations at the Lumwana mine as a result of the government’s adoption of the new 20 percent royalty noted above. Workforce reductions were originally planned to commence in March 2015, following the legally required notice period. However, in light of recent pronouncements by the Zambian President regarding potential modifications to the newly adopted royalty regime, Barrick has agreed to temporarily postpone the initiation of suspension procedures at Lumwana while the Company awaits more clarity on the government’s proposed solution, which is expected to be tabled in early April 2015. If a mutually acceptable outcome is not achieved then Barrick expects to complete the transition to care and maintenance by mid-2015. At year-end 2014, copper reserves for the Lumwana mine decreased to 3.3 billion pounds from 6.6 billion pounds at year-end 2013, primarily reflecting the transfer of Lumwana reserves into resources in anticipation of placing the mine on care and maintenance.

In 2012, the original mining license (LML-49, covering an area of 1,265 km2 and granted on January 6, 2004 for 25 years) was subdivided into six licenses in order to comply with the maximum mining licence size restrictions of the 2008 Act. The six licenses are subject to the 25-year period of the original mining license. These licenses (8089-HQ-LML, 9000-HQ-LML, 9001-HQ-LML, 9002-HQ-LML, 9003-HQ-LML and 9004-HQ-LML) include two major copper deposits, Malundwe and Chimiwungo, together with numerous exploration prospects. The leases were granted for copper, cobalt, gold, silver, uranium and sulfur. Other conditions of the mining licenses include customary provisions such as the requirement to obtain government approval of Lumwana’s proposed work program, development plan, annual operating permits, health and safety certifications, environmental plan and commitments regarding the employment and training of Zambians.

With respect to surface rights, under the terms of a 99-year lease from the Republic of Zambia granted as of May 1, 2009, Lumwana holds the long-term land title to 35,000 hectares of township and mine operating areas within the area of the mining leases. This land title, which is granted by the President and is the highest form of land tenure in Zambia, is renewable and enables Lumwana to manage and administer the Lumwana surface rights.

Sufficient surface rights have been obtained for current operations at the property.

Geology

The Lumwana copper, cobalt, gold and uranium deposits of Malundwe and Chimiwungo are hosted within the Mwombezhi Dome, which is a northeast trending basement dome in the western arm of the Neoproterozoic Lufilian Arc thrust fold belt. In Zambia, the Lufilian Arc contains variably deformed and metamorphosed metasediments and volcanics of the Katangan Lower and Upper Roan, Nguba and Kundelungu Supergroups, unconformably overlying the Palaeoproterozoic to Mesoproterozoic basement. Subsequent to the deposition of the Katangan sequences the basin was inverted, deformed, metamorphosed and uplifted by generally north directed thrusting and folding, producing the Neoproterozoic Lufilian Arc.

The Lumwana mining licences cover the north-eastern lobe of the Mwombezhi Dome. A number of layer parallel shear zones have been recognized within the Dome and an east verging major recumbent fold, which structurally emplaces Katangan units within the basement, producing a series of tectono-stratigraphic sheets. Within the Lumwana mining licenses the Malundwe and Chimiwungo thrust Sheets host three known copper deposits: the Malundwe and Chimiwungo on the Lumwana Mining Lease and the undeveloped Lubwe deposit on the Lubwe Mining Lease. All three deposits are structurally controlled, disseminated copper sulfide deposits of Central African Copperbelt type.

The two major deposits at Lumwana are Malundwe and Chimiwungo. Of the two, Malundwe is smaller, but with a higher copper grade and contains discrete zones of uranium and gold mineralization. Chimiwungo is a much larger deposit that is lower in copper grade, but contains some uranium mineralization.

The copper mineralization at Malundwe and Chimiwungo is hosted almost entirely within high grade metamorphosed, intensely mylonitised, recrystallized muscovite–phlogopite–quartz–kyanite schists with disseminated sulfides (typically less than 5%) dominated by chalcopyrite and bornite.

The overall strike length of mineralization at Malundwe is approximately 6 kilometers north-south, and up to 1.5 kilometers wide (east-west) as a single ore schist horizon. The mineralization extends to maximum depth of approximately 200 meters below surface and is closed off to the west and north but is open to the south, down plunge. The Chimiwungo mineralization extends for 4 kilometers east-west and 5 kilometers north-south. Mineralization is sheeted and continues beyond these extents, but the grade and thickness decrease away from the core of the deposit. The mineralization is still open to the east and south, but has been closed off to the west. The main body of the Chimiwungo deposit consists of multiple stacked mineralized zones in aggregate varying in thickness from 40 to over 100 meters.

The Malundwe orebody contains discrete pods of uranium and some areas with elevated background levels of uranium. While mining at Malundwe will continue later in the life of mine, these uranium pods have been depleted. The Chimiwungo orebody is not expected to contain a significant amount of uranium.

Mining and Processing

In 2014, mining at Lumwana occurred in both the Malundwe and the Chimiwungo pits. The sulfide copper ore from Malundwe and Chimiwungo is being sent to the on-site flotation plant, which produces a concentrate suitable for sale to a smelter. In 2014, approximately 39.5% of the ore feed for the Lumwana mill came from the Malundwe pit with the remainder from the Chimiwungo pit. In 2015, Chimiwungo is expected to provide approximately 99.5% of the feed for the mill.

A primary gyratory crusher is used to crush the run-of-mine ore and the crusher product is then conveyed via an overland conveyor to a conical crushed ore stockpile. The grinding mill discharges into a hopper and is pumped to conventional hydrocyclones, operating in closed circuit with a ball mill. Following regrinding, the concentrate is cleaned in a conventional cleaner/recleaner circuit to reach final concentrate grade. Final concentrate grades of approximately 25% to 33% copper are expected.

The concentrate is dewatered in a circuit consisting of high-rate thickening followed by pressure filtration to produce a filter cake suitable for transportation. Flotation tailings are thickened and pumped to the tailings dam. The majority of the copper plant water is recovered and recycled from the thickener overflows and tailings dam return water. Fresh make-up water is supplied from a river water dam as required. A dedicated power line supplies power to Lumwana from the main grid operated by the government-owned and operated electric utility company in Zambia.

Based on existing reserves and production capacity, the expected mine life is approximately 22 years for mining and processing operations.

The amount of uranium and other metals in the copper concentrate is controlled by grade control and blend strategies. Uranium and other metals identified by grade control techniques are not processed in the concentrator. Lumwana’s blending program is intended to ensure that copper concentrate sold to smelters is within certain agreed limits.

All material permits and rights to conduct operations at the Lumwana mine have been obtained and are in good standing.

Environment

Lumwana operates in an environmentally responsible manner to mitigate environmental impacts. The necessary licenses, environmental permits and authorizations have been obtained. The operations have processes, procedures or facilities in place to manage substances that have the potential to be harmful to the environment. Environmental monitoring is undertaken across the site in accordance with the mine’s Environmental Management Plan. This monitoring is designed to detect any actual or potential environmental impacts as well as to assess the effectiveness of mitigation measures already in place. Lumwana is in the process of developing and implementing an environmental management system that aligns with the ISO 14001 standard.

In 2014, all activities at Lumwana were, and continue to be, in compliance in all material respects with applicable corporate standards and environmental regulations.

At December 31, 2014, the recorded amount of estimated future reclamation and closure costs that were recorded under IFRS as defined by IAS 37, and that have been updated each reporting period was $129.5 million (as described in Note 26 to the Consolidated Financial Statements). See “Environment and Closure.”

Exploration, Drilling and Analysis

The Chimiwungo and Malundwe ore bodies have been extensively drilled. In 2014, drilling programs at Lumwana were focused the Kamaranda prospect, which was identified as a priority testing target in 2013. A total of 1,580 meters of reverse circulation drilling was completed in 2014. Testing was conducted of the anomalies identified from the 2013 soil sampling program.

An infill soil sampling campaign was also completed on the Greater Odile prospect. A total of 620 primary soil samples were collected to further define copper anomalies that were identified during the 2013 program. The multi-element dataset from the soil samples and Regolith mapping conducted over the prospect will assist in the generation of a geological map. Assay results are pending from both programs with final results expected in the first quarter of 2015.

The proposed 2015 exploration program at Lumwana includes a 7,810 meter ore-reserve infill drilling campaign at Chimiwungo to upgrade resource definition. Proposed exploration programs for the Greater Odile prospect in 2015 include geophysical and ground spectrometry surveys.

Drill samples collected for use in geologic modeling and mineral resource estimation are under the direct supervision of the geology department at Lumwana. All drill hole collar, survey and assay information used in modeling and resource estimation are manually verified and approved by the staff geologists prior to entry into the mine-wide database. Sample preparation and analyses are conducted by an independent laboratory in South Africa. Procedures are employed to ensure security of samples during their delivery from the drill rig to the laboratory. The quality assurance procedures, data verification and assay protocols used in connection with drilling and sampling on the Lumwana mine conform to industry accepted quality control methods.

Regular internal auditing is conducted of the mineral reserve and mineral resource estimation processes.

Royalties and Taxes

In April 2008, the Government of Zambia enacted a number of changes to the tax regime, including an increase in the corporate tax from 25% to 30%, an increase in the mining royalty from 0.6% to 3%, and a number of other proposed additional taxes including a “variable profit tax”, a “windfall tax” and treatment of hedging income as separate source income (the “2008 tax changes”). The 2008 tax changes coincided with the Government of Zambia unilaterally rescinding tax stability guarantees contained in development agreements through a legislative provision stating that development agreements were no longer binding on the Republic of Zambia. In January 2009, the Government of Zambia announced the abolition of a number of the 2008 tax changes, including removing the hedging activity quarantine provision, abolishing the windfall tax, and increasing capital allowances back up to 100%. These changes took effect on April 1, 2009. In December 2011, the Government of Zambia increased the mineral royalty from 3% to 6% and re-introduced the taxation of hedging income as separate source income (the “2011 tax changes”). These changes took effect from April 1, 2012.

On December 17, 2014, the Zambian Parliament enacted additional changes to the country’s mining tax regime that replaced the previous corporate income tax and variable profit tax with a 20% royalty on open pit mines, effective as of January 1, 2015 (the “2014 tax changes”) (see “ – General Information” above).

Based on local and international legal advice, LMCL believes that the compensation rights for breach of the 10-year stability period granted under the Development Agreement prevail over the 2008, 2011 and 2014 tax changes and any subsequent tax changes to the Zambian tax regime. However, until it resolves the uncertainty surrounding the application of the Development Agreement with the Government of Zambia, LMCL will measure its taxation balances for the property on the basis of the then-applicable enacted legislation. However, LMCL has applied to defer payment of amounts above the former 6% rate pending good faith negotiations with the Government over potential modifications to the 2014 tax changes. LMCL will continue to reserve its right to compensation for breach of the tax stability provisions under the Development Agreement.

Production Information

The following table summarizes certain production and financial information for the Lumwana mine for the periods indicated:

	Year ended December 31, 2014(1)	Year ended December 31, 2013
Tonnes mined (000’s)	77,000	92,911
Tonnes of ore processed (000’s)	15,748	21,910
Average grade processed (% of TCu)	0.67%	0.58%
Pounds of copper produced (000,000’s)	214	260
C1 cash costs per pound (2)	$2.08	$2.29

(1)	Lumwana suspended the milling of ore for a period of approximately 80 days in 2014 due to a failure of the overland conveyor. The mine is pursuing insurance claims to compensate for certain resulting losses.
(2)	For an explanation of C1 cash costs per pound, refer to “Non-GAAP Financial Measures.”

The diagram below sets out the design and layout of the Lumwana mine.

Pascua-Lama Project

General Information

The Pascua-Lama property is located in the Frontera District in Chile’s Region III and Argentina’s San Juan Province. It straddles the Chile-Argentina border and is approximately 150 kilometers southeast of the city of

Vallenar, Chile, 380 kilometers by road northwest of the city of San Juan, Argentina and approximately 10 kilometers from the Veladero mine. The total project area consists of approximately 45,500 hectares in Chile and Argentina. The Chilean part of the deposit, which is at an elevation of approximately 4,300 to 5,250 meters above sea level, was acquired by Barrick through its acquisition of Lac Minerals in 1994. Lac Minerals acquired its interest in the property from Bond Gold International in 1989. Exploration on the property dates back as far as 1977. With respect to the portion of the project located in Argentina, Barrick acquired certain of the mining concessions that form part of the project in 1995. It acquired the remaining project mining concessions through its acquisition of Exploraciones Mineras Argentinas S.A. from Minera S.A. in 1997.

In both Chile and Argentina, Barrick, through its wholly-owned Chilean subsidiary, Compañia Minera Nevada SpA (“CMN”), and its wholly-owned Argentinean subsidiary, Barrick Exploraciones Argentina S.A. (“BEASA”), owns the mining property in the project area. The mining rights have no expiry date, provided the applicable annual land payments are made.

The legislatures of both Chile and Argentina completed the ratification of a Mining Treaty between the two countries in 2000. The Specific Additional Protocol for the Pascua-Lama project under the Mining Treaty was signed into law by both countries in the third quarter of 2004. The Pascua-Lama project is within the area subject to the Mining Treaty (the “Protocol Area”) and the project is entitled to enjoy the benefits to cross-border mining operations that are granted by the Mining Treaty. An increase in the size of the Protocol Area has been requested to include certain additional project-related infrastructure. This request has been approved by Chile and is expected to be approved by Argentina in due course. In April 2009, the authorities of Chile and Argentina reached an agreement specific to the Pascua-Lama project, which avoids double taxation for the project under the rules of the Mining Treaty. The provisions of the April 2009 agreement remain in force despite the termination of several double taxation treaties by Argentina in 2012, including the general 1976 double taxation treaty with Chile.

The Pascua-Lama property area is characterized by high mountain ranges and deep valleys with natural slopes of 20 to 40 degrees. Surface material consists of rock outcrops, alluvial and colluvial materials, which are primarily gravel, sand, silt and clay. Vegetation is sparse. The area is considered to have a sub-arid, sub-polar, mountain climate. During the winter months, extreme weather may create a challenging operating environment. Recognizing this issue, the potential impact of extreme weather conditions, to the extent possible, will be incorporated into the project’s operating plan. Access to the property is pursuant to a combination of public highways and private roads from both Vallenar, Chile and San Juan, Argentina.

Primary road access in Chile initially was via a 126 kilometer public road (route C 485 and route C 489) from the city of Vallenar, through the town of Alto del Carmen and several small communities to the Barrick property and 44 kilometers on Barrick private road to the Protocol Area access control point at Tres Quebradas. In January 2013, the project completed the upgrade of approximately 60 kilometers of an existing public road from Punta Colorada and the construction of 48 kilometers of new road to join the road from Alto del Carmen which runs to the Barrick property. Once inside the Protocol Area the road continues an additional 23 kilometers up to the entry to the mine site at La Mesa.

Primary access in Argentina will be by public highways to Tudcum, some 200 kilometers north of the San Juan Province capital city of San Juan and from there 157 kilometers on an existing private road to the access gate to Barrick’s Veladero Mine, and another 30 kilometers through the Veladero property to the Protocol Area. Once inside the Protocol Area, the road continues another five kilometers to the process plant site.

Sufficient surface rights have been obtained for current operations at the property.

Development

Construction on the Pascua-Lama project began in October 2009. During the fourth quarter of 2013, Barrick announced the temporary suspension of construction at the Pascua-Lama project, except for those activities required for environmental and regulatory compliance. The Company had previously suspended construction activities on the Chilean side of the project, except for those activities deemed necessary for environmental protection, during the second quarter of 2013 as a result of the issuance of a preliminary injunction. The suspension of construction in Chile and Argentina has postponed and reduced near-term cash outlays, and will allow Barrick to proceed with development at the appropriate time. The ramp-down was completed on schedule and budget in mid-2014 and the project is now on care and maintenance.

In 2015, Barrick anticipates expenditures of approximately $170 to $190 million for the project, including approximately $140 to $150 million (which is expected to be expensed) for care and maintenance, including water management system costs as discussed in further detail below, and approximately $30 to $40 million (which is expected to be capitalized) for other project costs, including those related to permit obligations in Argentina and Chile. Barrick is preparing new business and execution plans to optimize remaining construction activities at the Pascua-Lama project. If that plan aligns with Barrick’s capital allocation objectives and demonstrates an acceptable return on invested capital of at least 15 percent (see “General Information – General Development of the Business”), the Company will consider resuming development of Pascua-Lama. A decision to re-start development will also depend on more certainty regarding legal and permitting matters. For more information about these matters, see “ – Environment” below as well as “Environment and Closure” and the following sections of “Legal Matters – Legal Proceedings”: “ – Pascua-Lama – SMA Regulatory Sanction” and “ – Pascua-Lama – Environmental Damage Claim.” Certain additional permits and authorizations will be required for the construction, operation and/or closure of project facilities at Pascua-Lama in both countries.

Independent of any re-start considerations, Barrick is engineering the permanent water management system and assessing the permitting requirements for construction with Chilean regulators. The engineering studies indicate that an increase in the capacity of the water management system will be required above the volume approved in the project’s Chilean environmental approval. Barrick expects to commence the permitting process for the new water management system in mid-2015.

In 2009, Barrick entered into the Silver Purchase Agreement with Silver Wheaton whereby it sold the equivalent of 25% of the life-of-mine Pascua-Lama silver production from the later of January 1, 2014 or completion of project construction, and 100% of silver production from the Lagunas Norte, Pierina and Veladero mines until that time. Barrick initiated the closure of the Pierina mine in August 2013 and does not anticipate significant silver production from that mine in future years (see “General Information – General Development of the Business”). In return, the Company was entitled to an upfront cash payment of $625 million payable over three years from the date of the agreement, as well as ongoing payments in cash of the lesser of $3.90 (subject to an annual inflation adjustment of 1% starting three years after project completion at Pascua-Lama) and the prevailing market price for each ounce of silver delivered under the agreement. Barrick received the final cash installment payment of $137.5 million in 2012. Barrick had provided Silver Wheaton with a completion guarantee, requiring the Company to complete Pascua-Lama to at least 75% design capacity by December 31, 2015. In 2014, Silver Wheaton agreed to extend the completion date for Pascua-Lama to June 30, 2020 and will continue to receive silver production from the Lagunas Norte, Pierina (now in closure) and Veladero mines until March 31, 2018. If the requirements of the completion guarantee have not been satisfied by June 30, 2020, the agreement may be terminated by Silver Wheaton, in which case Silver Wheaton will be entitled to the return of the upfront cash consideration paid less a credit for silver delivered up to the date of that event. At December 31, 2014, the remaining cash obligation was $341 million.

The Company is aware of a number of actions that have been initiated against the Province of San Juan in Argentina relating to approvals granted in respect of or actions affecting the Pascua-Lama project. Barrick is not a party to such actions and has limited information with respect to the nature or status of the claims or complaints. In addition, certain other complaints and actions relating to the project have been brought against subsidiaries of Barrick. In 2011, Mountain-West Resources Inc. (“MWR”) issued a series of false and misleading press releases in which MWR falsely claimed that the Chilean portion of the Pascua-Lama project is not owned by Barrick but is instead owned by a third party who had granted MWR an option to acquire 50% of that property. Barrick has advised MWR that these statements are false and misleading, and has vigorously opposed all attempts by MWR and its associates to interfere or otherwise challenge the ownership and possessory rights of the Company or its subsidiaries that are needed to develop the Pascua-Lama project. Based on the information currently available to the Company, none of these actions or complaints is believed to present a significant risk to the development of the Pascua-Lama project.

In 2007, the Huascoaltinos Agricultural Community filed a petition against the State of Chile before the Inter-American Commission on Human Rights (“IACHR”) claiming that certain of the Community’s rights under the American Convention of Human Rights had been violated as a result of, amongst other things, the State’s issuance of certain environmental approvals relating to the project. Barrick is not a party to the proceedings and Barrick believes that the petitioner’s claims are without merit. Depending on the decision reached by the IACHR, the IACHR could, amongst other things, potentially impose precautionary measures on the State or recommend alterations to the conditions under which the project was approved or reopen its environmental review. Any such decision could limit or suspend Barrick’s ability to develop the project, and could potentially affect Barrick’s ability to complete the project as it is currently designed.

In December 2013, the Province of San Juan, Argentina adopted a new provincial law that creates a registry of approved local suppliers to be administered by the provincial mining ministry. In order to be designated as a “local supplier,” a company must be based and domiciled in the Province of San Juan, and must also hire 80% of its work force from the Province of San Juan. The new law requires mining companies conducting exploration or exploitation activities in the Province, such as Barrick, to allocate 75% of their annual purchases or contracts to such local suppliers. Barrick is continuing to evaluate a possible judicial or administrative challenge to the new law.

In April 2011, the Argentinean government implemented import controls on a greater number of goods. Delays associated with these import controls have the potential to affect certain aspects of Pascua-Lama’s operations, such as maintenance and new construction that are dependent on imported goods. Barrick’s activities at Pascua-Lama were not impacted by these measures in 2014.

In December 2014, Chile’s president proposed labor law reforms that would strengthen the rights, agreements and collective bargaining ability of labor unions in the country. Barrick is evaluating the potential impact of the proposed legislation on the Pascua-Lama project.

Geology

The Pascua-Lama property is located in the high Andean Mountains, in what has been designated as the Eastern Belt of Hydrothermal Alteration. The gold, silver and copper mineralization at Pascua-Lama is part of a mineralized acid sulfate system that was structurally controlled within intrusive and volcanic rock sequences of Upper Paleozoic and Middle Tertiary age.

Basement rocks in the Pascua-Lama area are dominated by a multiphase granite pluton that may be a slightly younger upper Permian or lower Triassic phase of the Permian Guanaco Sonso sequence of intrusive and volcanics. In the deposit area, the granite intrudes older diorites and volcanic pyroclastic units and is, in turn, intruded by diorite stocks and dykes of mid-Tertiary Bocatoma age. During Tertiary time, all of the previously described rocks were cut by sub-vertical fault zones and hydrothermal breccias located at complex fault intersections.

Numerous breccias bodies occur in the Esperanza, Quebrada de Pascua and Lama areas. At the surface, these breccias vary in size from outcrops measured in centimeters up to hundreds of meters. Typically the breccias show a strong correlation to zones of intersection of two or more major structural zones. Breccia Central, the large inter mineral breccia pipe, occurs in the Quebrada de Pascua area. On the surface, this breccia body is about 650 meters long and up to 250 meters in width, while underground, between 200 and 400 meters below the surface, the composite body measures about 550 meters in length and up to 130 meters in width. It extends to at least 700 meters below surface. This well mineralized breccia pipe is evidence of an explosive hydrothermal event related to the formation of the Quebrada de Pascua ore deposit. Breccia Oeste and Breccia Sur are the two large post mineralization breccias pipe complexes located in the mine area. Oriented north/south along the Breccia Oeste fault zone in the Esperanza area, the Breccia Oeste pipe measures up to 500 meters long, up to 150 meters wide, and extends up to 300 meters below surface.

Mining and Processing

The Pascua-Lama project is designed as a large-scale open pit operation centered at an elevation of 4,800 meters with processing facilities having an initial designed throughput capacity of 45,000 tonnes per day. The current design plan calls for non-refractory oxide ore that is produced by the mine to be subject to cyanide leaching and refractory sulfide ore to be subjected to flotation prior to cyanide leaching of the flotation tailings. Both ore types will need to be ground and washed. The plan calls for development of the processing facilities to be staged to reflect changes to the composition of the ore over the mine life. The designed facility would produce doré bullion and gold/silver/copper flotation concentrates.

The planned plant would consist of primary crushing, wet grinding in autogenous mills, ball milling, CCD washing, pre-aeration, oxygen assisted cyanide leaching, CCD thickening for pregnant solution recovery, neutralization, cyanide detoxification, precipitation using Merrill-Crowe, retorting, smelting and tailings deposition. For the treatment of the refractory ore, a flotation circuit will be added. The processing plant is designed to operate 24 hours a day, 365 days per year. The average design throughput would be approximately 2,000 tonnes per hour. Based on existing reserves and the designed production capacity, the expected mine life would be approximately 25 years.

Until permanent power is required at site, temporary construction power will be provided by diesel generator. The temporary construction generators will be suitable for use as emergency back-up generators during operations in the event of a primary power failure. Permanent electrical power for the project will be provided by a single circuit 220 kV 106 km line from a main substation connected to the Chile main Central Interconnected grid System (SIC) near Punta Colorada (Coquimbo Region) to a substation near the Protocol Area Access Control point in Chile. From there, separate 220 kV lines will be provided for power supply to the substations located at the process plant in Argentina (47 km) and the mine facilities in Chile (23 km). The construction of the primary power supply system was completed in mid-2013.

Environment

The Pascua-Lama project environmental permit was submitted to both Chilean and Argentine authorities in 2000. The Pascua-Lama project received conditional Environmental Impact Assessment (“EIA”) approval from appropriate authorities in Chile in April 2001 and, in December 2004, CMN submitted a second EIA in respect of modifications of the project. CMN received conditional approval of the EIA from Chilean environmental regulatory authorities in February 2006. In San Juan Province, BEASA submitted an Environmental Impact Report (Informe de Impacto Ambiental, “IIA”) in 2000 to support the environmental approval process for the Argentine components of the project. In 2004, BEASA developed an updated IIA assessing the cumulative environmental impacts of the Pacua-Lama project and the nearby Veladero project. BEASA received conditional approval of the project from the San Juan, Argentina environmental regulatory authority in December 2006. Under Argentine law BEASA is required to update the IIA at least every two years. To date, BEASA has submitted four IIA updates, with the last update submitted on March 14, 2014.

The environmental impacts of Pascua-Lama were reviewed during the course of the Argentine and Chilean environmental assessments. CMN and BEASA have developed environmental management plans addressing the key environmental aspects of the project for construction and operation phases. Most of the ore and waste rock to be excavated from the open pit is defined as potentially acid generating due to its geochemical characteristics. In the upper Estrecho valley in Chile where the waste rock is planned to be stockpiled, project development plans include a water management system to divert non-contact waters around the waste rock facility and to collect and treat any drainage from the waste rock. Treated water would be utilized in the mine for industrial purposes (mainly fugitive dust control) and discharged within environmental and sectorial standards to the Río Estrecho.

Operational failures occurred in December 2012 and January 2013 in the project’s non-contact water management system. CMN reported these instances of non-compliance to Chile’s environmental regulator (the Superintendencia del Medio Ambiente or “SMA”). In May 2013, CMN received a resolution from the SMA (the “SMA Resolution”) that requires the company to complete the water management system in accordance with the project’s environmental permit before resuming construction activities in Chile, and also required CMN to pay a $16 million administrative fine. Barrick paid the fine in May 2013 and submitted a compliance plan to the SMA to complete the water management system, subject to regulatory approval of specific environmental and sectorial permit applications. In June 2013, a group of local farmers and indigenous communities challenged the adequacy of the fine imposed by the SMA Resolution and requested more severe sanctions against CMN. On March 3, 2014, the Chilean Environmental Court annulled the SMA Resolution and remanded the matter back to the SMA for further consideration in accordance with its decision. A new resolution from the SMA could include more severe sanctions against CMN such as a material increase in the amount of the fine above the approximately $16 million paid by Barrick in May 2013 and/or the revocation of the project’s environmental permit. The Environmental Court did not annul the portion of the SMA Resolution that required Barrick to halt construction on the Chilean side of the project until the water management system is completed in accordance with the environmental permit. On December 30, 2014, the Chilean Supreme Court issued a ruling in which it declined to consider CMN’s appeal of the March 3, 2014 decision of the Environmental Court on procedural grounds. The SMA did not file a challenge to the Environmental Court’s decision. As a result of the Supreme Court’s ruling, the SMA will now reevaluate the administrative fines it imposed on the Pascua-Lama project. For more information about this matter, see “Environment and Closure” and “Legal Matters – Legal Proceedings – Pascua-Lama – SMA Regulatory Sanction.”

As described above, the engineering studies for the project’s permanent water management system indicate that an increase in the capacity of system will be required above the volume approved in the project’s Chilean environmental approval. Barrick expects to commence the permitting process for the new water management system in mid-2015 (see “ – Development” above).

Even if the project’s water management system is completed to the satisfaction of the SMA, a decision to re-start construction will still be contingent upon improved project economics and the resolution of other outstanding legal proceedings (see “– Development” above). In addition to the challenge to the SMA Resolution referenced above, the group of local farmers that brought an environmental damage claim against CMN may appeal a March 23, 2015 decision of the Environmental Court that found that the Pascua-Lama project has not damaged glaciers in the project area (see “Legal Matters – Legal Proceedings – Pascua-Lama – Environmental Damage Claim”).

CMN initiated a review of the baseline water quality of the Río Estrecho in August 2013 as required by a July 15, 2013 decision of the Court of Appeals of Copiapo, Chile. The purpose of the review is to establish whether the water quality baseline has changed since the project received its environmental approval in February 2006 and, if so, to require CMN to adopt the appropriate corrective measures. Such actions could include changes to the manner in which the water quality of the Río Estrecho is measured as well as potentially significant modifications to the project’s environmental monitoring and water management systems, as determined by the relevant Chilean environmental authorities. CMN has requested that certain aspects of its environmental approval relating to water quality be held in abeyance while this review is ongoing. This request remains under consideration by Chile’s environmental authorities.

On March 4, 2015, Chile’s environmental minister and members of the Chilean legislature reached an agreement to propose a new glacier protection law in the current legislative session that, among other provisions, would recognize certain types of glaciers in that country as environmental reserves and prohibit commercial activity in the vicinity of those reserves. Under the proposed law, mining projects will be subject to new permitting, monitoring and other regulatory requirements relating to glaciers. It is contemplated that certain elements of the proposed law, including the requirement to monitor and mitigate environmental damage to glaciers, could apply retroactively to certain existing environmental approvals. Barrick is evaluating the potential impact of the proposed legislation on the Pascua-Lama project.

The process plant in Argentina will be designed to utilize sodium cyanide to recover gold and silver from the ore. The process plant and tailings storage facility have been designed to prevent process solutions from being released to surface water or groundwater. The design calls for these facilities to be lined and to include seepage detection and collection systems. The design of these facilities will include treatment through a cyanide destruction circuit. Management procedures for cyanide handling, monitoring and transportation in accordance with the International Cyanide Management Code are being implemented for the project.

Barrick is working with the Argentine authorities to improve the quality of discharge water that flows from a partially completed underground tunnel connecting the Chilean and Argentine sides of the project. The tunnel water is being neutralized prior to discharge, and work includes improved desiltation and sedimentation, discharge storage, and the installation of a water treatment plant that is expected to be operational in 2016.

On September 30, 2010, the National Law on Minimum Requirements for the Protection of Glaciers was enacted in Argentina, and came into force in early November 2010. The federal law bans new mining exploration and exploitation activities on glaciers and in the “peri-glacial” environment, and subjects ongoing mining activities to an environmental audit. If such audit identifies significant impacts on glaciers and peri-glacial environment, the relevant authority is empowered to take action, which according to the legislation could include the suspension or relocation of the activity. In the case of the the Pascua-Lama project, the competent authority is the Province of San Juan. In late January 2013, the Province announced that it had completed the required environmental audit, which concluded that Pascua-Lama has not impacted glaciers or peri-glaciers. Barrick has challenged the constitutionality of the federal glacier law before the National Supreme Court of Argentina, which has not yet ruled on the issue. See “Legal Matters – Legal Proceedings – Argentine Glacier Legislation and Constitutional Litigation.”

At December 31, 2014, the recorded amount of estimated future reclamation and closure costs that were recorded under IFRS as defined by IAS 37, and that have been updated each reporting was approximately $120.7 million (as described in Note 26 to the Consolidated Financial Statements). See “Environment and Closure.”

Exploration, Drilling and Analysis

As of December 31, 2014, the drill hole database used to support the development of mineral resources for the Pascua-Lama property contains 1,222 reverse circulation holes, 300 diamond drill core holes, 282 underground diamond drill core holes, 1,785 underground channel samples, 577 surface channel samples, 204 metallurgical samples and 20 muck samples. The gold and silver resources have been estimated from representative samples taken from 330,971 meters of reverse circulation holes, 82,288 meters of diamond drill holes, 66,980 meters of underground diamond drill holes, 16,496 meters of underground channel samples and 16,254 meters of channel samples. The drill hole spacing is variable, approximately 30 to 50 meters in the Esperanza area and 50 to 80 meters in the Pascua area. No exploration drilling is currently planned for 2015.

Drill samples collected for use in geologic modeling and mineral resource estimation are under the direct supervision of the geology department at Pascua-Lama. All drill hole collar, survey and assay information used in modeling and resource estimation are externally and internally verified and approved by the staff geologists prior to entry into the mine-wide database. Sample preparation and analyses are conducted by independent laboratories in Santiago, Chile. Procedures are employed to ensure security of samples during their delivery from the drill rig to the laboratory. The quality assurance procedures, data verification and assay protocols used in connection with drilling and sampling on the Pascua-Lama property conform to industry accepted quality control methods.

Regular internal auditing of the mineral reserve and mineral resource estimation processes and procedures are conducted.

Royalties and Taxes

Pursuant to federal legislation which implemented law 24.196 in May 1993, and Provincial legislation adhering to the same, operating mines are required to pay to the Provincial government a royalty of up to 3% Boca Mina for minerals extracted from Argentinean soil. This Boca Mina is defined as the sales value of the extracted minerals less certain permitted expenses. In addition, Barrick is obligated to pay a gross proceeds sliding scale royalty on gold produced from the Pascua-Lama properties located in Chile ranging from 1.433% to 9.555% and a 1.91% net smelter royalty on copper produced from the properties. In addition, a step-scale 5% or 7.5% gross proceeds royalty on gold produced and a sliding scale net smelter royalty of 0.5% to 6% on all products other than gold and silver is payable in respect of certain portions of the property located in Argentina, not currently included in the mine plan. The sliding scale and step-scale royalties on gold increase with rising spot gold prices.

In 2002, as an emergency measure, Argentina adopted a 5% export duty on certain mineral products, including gold. At the time, the duty was described as “temporary.” Should such export duty continue to be in place at the time that the Company commences production from Pascua-Lama, only production from ore extracted in Argentina will be subjected to such duty.

In October 2011, the Argentinean government issued Decree 1722, which requires crude oil, natural gas, and mining companies to repatriate and convert all foreign currency revenues resulting from export transactions into Argentine pesos. A bank transaction tax of 0.6% will apply to the subsequent conversion of pesos to foreign currencies in transactions that would otherwise have been executed using offshore funds.

In September 2013, Argentina adopted a new 10% tax on dividends paid by Argentine entities to individuals and non-resident investors. Barrick believes that this withholding tax is not applicable to dividends to be paid by the Argentine side of the Pascua-Lama project as a result of an existing tax stability arrangement.

As of December 31, 2014, the Pascua-Lama project received $543 million in value added tax (“VAT”) refunds in Chile relating to the development of the Chilean side of the project. These amounts must be repaid if the project does not enter production by 2017. However, in light of the temporary suspension of construction of the Pascua-Lama project, Barrick currently expects to be able to extend the 2017 deadline in order to avoid repayment of these amounts. As of December 31, 2014, the Pascua-Lama project recorded $461 million in VAT recoverable in Argentina relating to the development of the Argentine side of the project. These amounts may not be recoverable if the project does not enter into production and are subject to devaluation risk as the amounts are recoverable in Argentine pesos.

The diagram on the following page sets out the proposed design and layout of the Pascua-Lama mine.

EXPLORATION AND EVALUATIONS

Barrick has historically grown its reserve base through a combination of discovery and acquisitions involving an exploration strategy that includes district development programs, which focus on exploration in and around its operating properties, as well as early-stage exploration programs. The Company’s strategy is to maintain a mix of projects at different stages in the exploration and development sequence. In 2014, Barrick spent a total of $204 million on its exploration and evaluation activities (2013 – $282 million), comprised of $183 million of exploration expenditures ($163 million expensed; $20 million capitalized) and $21 million of expensed evaluation expenditures. Of the total $183 million spent on exploration in 2014, approximately $106 million was spent in North America, approximately $47 million was spent in South America, approximately $11 million was spent in Australia Pacific, approximately $16 million was spent by Acacia and approximately $3 million was spent by the global copper business. The $21 million in expensed evaluation expenditures in 2014 consisted of costs incurred to determine the economic potential of mineral deposits and mine development costs.

Barrick’s exploration strategy focuses on: finding new discoveries; replacing and adding reserves and resources at Barrick’s existing operations and development projects; and identifying and delivering exploration upside following acquisitions. Exploration is directed from Barrick’s head office in Toronto and is conducted through its regional exploration offices and sites around the world. Barrick’s exploration success can be largely attributed to the fact that Barrick has extensive land positions on many of the world’s most prospective mineral districts and a structured and disciplined approach to exploration which provides a framework for how regions and projects are selected, how they are resourced and managed, and how exploration activities are performed.

The Company has maintained a strong commitment to exploration by recognizing the value to the Company through exploration and evaluations success.

In 2015, Barrick expects to spend a total of $220 to $260 million on exploration, of which approximately 15% will be capitalized. Two-thirds of the budget is focused on high-quality, brownfield projects, with the remainder targeted at emerging discoveries that have the potential to become profitable mines. Approximately 85 percent of the total exploration budget is allocated to the Americas, where we maintain a strong competitive advantage in Nevada and the Andean region, underpinned by proven operating experience, a critical mass of infrastructure, technical and exploration expertise, and established partnerships with host governments and communities. North America remains a key priority in 2015 with approximately 49% of the total exploration budget, the majority of which is focused in Nevada targeted towards the Goldrush project. In 2015, Barrick expects to expense approximately $30 to $40 million for its share of evaluation expenditures. In 2015, Barrick’s expected evaluation expenses are primarily attributable to the Goldrush prefeasibility study, which accounts for approximately 45% of the 2015 budget (see
“– Goldrush” below). Evaluation expenses also include mine site expansion projects including projects at Zaldívar and Lagunas Norte (see “Material Properties – Zaldívar Mine” and “Material Properties – Lagunas Norte Mine”).

Goldrush

The Goldrush project, which is located six kilometers southeast of the Cortez Hills mine and 24 kilometers southeast of the Pipeline mine on 100% Barrick-owned property in Nevada, is advancing through a prefeasibility study. A number of development options are under consideration, including underground mining or a combination of both underground and open pit mining. Barrick is increasingly certain that there will be an underground mining component. A permit application for exploration declines was submitted in the second quarter of 2014 to facilitate adequate drill spacing for underground exploration. Drilling is currently focused on establishing confidence in the continuity of high grade portions of the deposit in support of the underground development option. Infill drilling in 2014 upgraded in excess of 600,000 ounces, bringing over 70% of the resource base to measured and indicated category. As of year-end 2014, the Goldrush project had 10.6 million ounces of measured and indicated resources and 4.9 million ounces of inferred resources. Further studies will provide a better understanding of the potential of this asset and the economic drivers for its development. The prefeasibility study is expected to be completed by mid-2015.

Projects

In 2015, Barrick expects its share of project capital expenditures to be in the range of $150 to $200 million (2014: $234 million). The expected decrease primarily relates to lower project capital expenditures at Pascua-Lama, partially offset by an increase in capitalized construction costs at Jabal Sayid and commencement of pre-stripping activities at South Arturo. The South Arturo and Pascua-Lama projects are described in further detail above in the Material Properties section (see “Material Properties – Goldstrike Property” and “Material Properties – Pascua-Lama Project,” respectively). Barrick’s other projects, which are at various stages of development, are described below.

Jabal Sayid

Jabal Sayid is an advanced copper project in Saudi Arabia located about 350 km northeast of the Red Sea port of Jeddah and 120 km southeast of Medina. The property was acquired by Barrick as part of the Equinox transaction in 2011. On December 3, 2014, Barrick formed a joint venture with Saudi Arabian Mining Company (Ma’aden), which is 50% owned by the Saudi Arabian government, to operate the Jabal Sayid project (see “General Information – General Development of the Business”). Barrick and Ma’aden own equal shares in Ma’aden Barrick Copper Company, the new joint venture company established to hold the Jabal Sayid assets.

After the Company acquired its interest in the Jabal Sayid project, the Deputy Ministry for Mineral Resources (“DMMR”), which oversees the mining license, questioned whether such change in the indirect ownership of the project, as well as previous changes in ownership, required the prior consent of the DMMR. In December 2012, the DMMR required the project to cease commissioning of the plant using stockpiled ore, citing alleged non-compliances with the mining investment law and the mining license and, in January 2013, required related companies to cease exploration activities, citing non-compliance with the law and the exploration licenses related to the ownership changes. The matter was resolved in December 2014, when Ma’aden Barrick Copper Company acquired the Jabal Sayid assets free of the restrictions that had been placed on Bariq Mining Ltd., the former owner. This arrangement was approved by the DMMR. See “Legal Matters – Government Controls and Regulations

Development operations recommenced in early 2015 and commissioning of the milling and flotation circuits will begin toward the end of 2015 with first shipments of concentrate expected in early 2016. Compliance with the security and safety requirements of the High Commission of Industrial Security is also expected to be finalized within that time frame.

Donlin Gold and Cerro Casale

Donlin Gold and Cerro Casale (both described in further detail below) contain large, long life mineral resources in stable jurisdictions, have significant leverage to the price of gold, and therefore represent valuable long-term opportunities for the Company. Barrick will maintain and enhance the option value of these projects by advancing permitting activities at reasonable costs which will take a number of years. During this time, Barrick will monitor the attractiveness of these projects and evaluate alternatives to improve their economics. This will provide the Company with the option to make construction decisions in the future should investment conditions warrant.

The Donlin Gold project is a large, predominantly refractory gold deposit located in Southwestern Alaska. In December 2007, Barrick entered into an agreement with NOVAGOLD Resources Inc. (“Novagold”) to form a jointly owned limited liability company, Donlin Creek LLC (now, Donlin Gold LLC), on a 50/50 basis to advance the project. In 2013, the National Environmental Policy Act permitting process continued, with the Army Corps of Engineers as the lead agency. Current activities, by which Barrick maintains and enhances the option value of this project at a modest cost, are focused on permitting, community outreach and workforce development. In 2014, Donlin Gold secured long-term surface use rights and significantly advanced the permitting of the Donlin Gold project, which is now about halfway complete. Barrick is working closely with its partner on alternatives designed to minimize initial capital outlay. The outcome of that effort may include engagement of third party operators and exploring possibilities for third party financing of some capital intensive infrastructure. Collectively, Barrick and Novagold are also investing about $3 million (100% basis) on technical studies to identify potential design and execution enhancements. Any decision to proceed with development, either as currently envisaged, or in an optimized scenario, will depend on the project meeting Barrick’s minimum hurdle rate, which will depend in large part on the prevailing gold prices and market conditions. Donlin Gold, on a 100% basis, had approximately 39 million ounces of measured and indicated gold resources as at year-end 2014.

Acquired in connection with Barrick’s acquisition of Arizona Star in 2007, Cerro Casale is a large, undeveloped gold and copper deposit located in the Maricunga district of Region III in Chile, 145 km southeast of Copiapo. Barrick has a 75% interest in the project and obtained control over the project following its March 2010 acquisition of a 25% interest from Kinross. Approval of the environmental impact assessment for Cerro Casale was received in January 2013 from the Servicio de Evaluación Ambiental, the environmental authority of northern Chile. In December 2014, the Company completed a study intended to improve the project’s economics and reduce the project’s initial capital outlay and risks by reducing the upfront capital requirements in order to generate a higher return on our investment. The study was unable to identify an alternative that provided an acceptable overall rate of return for a project of this size and complexity. As a result, the project’s 2015 budget was significantly reduced compared to the prior year, with a focus on preserving the optionality of the project. Barrick will continue activities to protect the asset and assess alternative ways to develop the project in a more economic manner. However, the Company’s expectation of achieving a suitable rate of return in the current metal price environment has been diminished. As a result, Barrick recorded an impairment loss of $778 million on its 75% share of the project in the fourth quarter of 2014.

One of the environmental permits related to the open pit and water management system at the Cerro Casale project in Chile is subject to an environmental regulation (the “Regulation”) that, if applied as written, would have required Barrick to begin construction of the project by January 26, 2015. Construction did not begin by that date. However, the Company is seeking relief from the Regulation under a procedure established by the Chilean environmental authority. If Barrick does not obtain the requested relief then it will evaluate a potential legal challenge to the Regulation. Permits required for the majority of the project’s proposed operations have been obtained under a new environmental approval not subject to the January 26, 2015 construction deadline. Although it is not subject to the January 26, 2015 construction deadline, the new environmental approval mentioned above is currently being challenged by local and indigenous community members in an administrative proceeding before the Chilean environmental authority for, among other claims, alleged deficiencies in water quality baseline information and the indigenous consultation process. An unfavorable outcome in this proceeding could result in cancellation of, or changes to, the new environmental permit. Cancellation of either of the two environmental permits could result in a further impairment charge against the carrying value of the asset. See “Legal Matters – Government Controls and Regulations.”

Cerro Casale, on a 100% basis, had total proven and probable gold and copper mineral reserves of 23.2 million ounces of gold and 5.8 billion pounds of contained copper as at year-end 2014.

Kabanga

Barrick is party to a joint-venture agreement with Glencore Canada Corporation (“Glencore,” formerly Xstrata Canada Corporation) with respect to the Kabanga nickel deposit and related mineral licenses in Tanzania. During 2008, Glencore earned its 50% interest in the project under the earn-in agreement and is currently the operator of the project. Expenditures are funded equally by Glencore and Barrick. On September 7, 2013, the EIS for the project was approved and an environmental certificate was issued. Negotiations with the government of Tanzania on the terms of the Mineral Development Agreement were held throughout 2013 but not concluded at year end. At that time, the draft feasibility study indicated development of the project was not justifiable due to low nickel prices, fiscal uncertainty, and the lack of adequate infrastructure. The resettlement entitlement framework and resettlement action plan that was finalized and initiated in mid-2013 was suspended in July 2014. Inconvenience payments were made in the second half of 2014 to all parties affected by the decision not to pursue mine development. In February 2015, Barrick and Glencore commenced a sale process for 100% of their interest in the project.

A five-year extension of the project’s existing retention license was granted in May 2014. During 2014, the project relinquished certain regional prospecting licenses with low exploration potential while renewing high-potential prospecting licenses. The project held 16 such prospecting licenses at year-end 2014. Five exploration drill holes totaling 3,320 meters were drilled in 2014. No exploration drilling is planned for 2015.

Kabanga has a total estimated measured and indicated resource of 37.2 million tonnes grading 2.63% nickel and an inferred resource of 21 million tonnes grading 2.6% nickel. As studied under the draft feasibility study, the project is designed such that the operation may be capable of producing more than 40,000 tonnes per year of nickel-in-concentrate at full production.

ENVIRONMENT AND CLOSURE

The Company’s mining, exploration and development activities are subject to various levels of federal, provincial or state, and local laws and regulations relating to protection of the environment, including requirements for closure and reclamation of mining properties (see “Legal Matters – Government Controls and Regulations”). Barrick’s investment in environmental management systems is aimed at eliminating or mitigating environmental risks as they are identified. The governance aspects of Barrick’s systems are designed to inform management early enough to respond to risks as they arise.

Barrick has a policy of conducting periodic environmental and closure reviews of its business activities, on a regular and scheduled basis, in order to evaluate compliance with: applicable laws and regulations; permit and license requirements; company policies and management standards including guidelines and procedures; and adopted codes of practice. Starting in 2010, Barrick began conducting periodic environmental reviews at closure sites and certain project sites. A committee of Barrick’s Board of Directors reviews the Company’s environmental policies and programs and oversees Barrick’s environmental performance.

In 2005, Barrick became a signatory to the United Nations (“UN”) Global Compact, which represents the world’s largest voluntary corporate citizenship initiative. Among its principles, the UN Global Compact encourages businesses to support a precautionary approach to environmental challenges, undertake initiatives to promote greater environmental responsibility, and encourage the development and diffusion of environmentally friendly technologies. Barrick has also developed and is continuing to develop specific performance standards relating to environmental matters. Barrick’s Global Water Conservation Standard, completed in 2008, is used throughout the company on a priority basis. As of March 20, 2015, 13 of Barrick’s 19 operating mines are zero water discharge operations, meaning that they do not discharge mine-impacted waters or process solutions into the environment. Barrick has developed expertise in using saline water, maximizing availability of fresh water for other community users. Barrick currently has eight sites utilizing brackish or saline water in their processes. In 2015, Barrick will continue to participate in the Carbon Disclosure Project’s Water Disclosure program to contribute to greater understanding of global industrial water use.

In 2009, Barrick finalized three additional standards: a Biodiversity Standard, a Mine Closure Standard and an Incident Reporting Standard. Following the conclusion of pilot programs, Barrick is implementing a revised version of the Biodiversity Standard accompanied by training across all of the Company’s sites in 2015. All of Barrick’s operating mines have implemented the Mine Closure Standard and the Incident Reporting Standard. A Tailings Management Standard was finalized in August 2012 and implemented across the applicable operating sites during 2013.

Also in 2009, Barrick completed a risk assessment to identify and address the business risks associated with climate change, while continuing to improve overall energy efficiency of its operations. In 2014, Barrick completed an Energy Management Policy and Five Year Energy Plan. The Energy Management Policy reflects Barrick’s commitment to reduce operating costs and greenhouse gas emissions in a sustainable fashion, and the Five Year Energy Plan illustrates how Barrick intends to achieve those goals.

In certain respects, the policies and standards developed by the Company exceed regulatory requirements and represent industry best practices. To provide further guidance toward achieving its environmental objectives, Barrick developed an Environmental Management System (“EMS”) in 2005 that was updated in 2014. At year-end 2014, the EMS had been implemented at all of the Company’s sites. The EMS also provides the threshold for an operation to move toward ISO 14001 certification. All of Barrick’s operating mines had achieved ISO 14001 certification by year-end 2014, except the Pueblo Viejo and Lumwana mines, which are developing and implementing environmental systems that align with ISO 14001. The ISO 14001 certification process is expected to be completed at Pueblo Viejo by the end of 2015. Certification at Lumwana is expected in 2016. All Barrick facilities have staff and systems in place to manage Barrick’s regulatory and permit obligations.

Each year, Barrick issues a Responsibility Report that outlines its environmental, health and safety and social responsibility performance for the year.

In May 2013, Compañía Minera Nevada, Barrick’s Chilean subsidiary that holds the Chilean portion of the Pascua-Lama project, received the SMA Resolution from the Chilean environmental regulator that requires the company to complete the water management system for the project in accordance with the project’s environmental permit before resuming construction activities in Chile. The SMA Resolution also required CMN to pay an administrative fine of approximately $16 million for deviations from certain requirements of the project’s Chilean environmental approval, including a series of reporting requirements and instances of non-compliance related to the project’s water management system. CMN paid the administrative fine in May 2013. In June 2013, a group of local farmers and indigenous communities challenged the SMA Resolution in the Chilean Environmental Court. On March 3, 2014, the Environmental Court annulled the SMA Resolution and remanded the matter back to the SMA for further consideration in accordance with its decision. A new resolution from the SMA could include more severe sanctions against CMN such as a material increase in the amount of the fine above the approximately $16 million paid by Barrick in May 2013 and/or the revocation of the project’s environmental permit. The Environmental Court did not annul the portion of the SMA Resolution that required Barrick to halt construction on the Chilean side of the project until the water management system is completed in accordance with the project’s environmental permit. On December 30, 2014, the Chilean Supreme Court issued a ruling in which it declined to consider CMN’s appeal of the March 3, 2014 decision of the Environmental Court on procedural grounds. The SMA did not file a challenge to the Environmental Court’s decision. As a result of the Supreme Court’s ruling, the SMA will now re-evaluate the administrative fines it imposed on the Pascua-Lama project. For more information about this matter, see “Material Properties – Pascua-Lama Project” and “Legal Matters – Legal Proceedings – Pascua-Lama – SMA Regulatory Sanction.”

Production at Barrick’s Veladero mine in Argentina has been impacted by a build-up of ounces on the leach pad due to restrictions that affect the amount of solution that can be applied to the mine’s heap leaching process. On April 11, 2014, following discussions between Barrick and the regulatory authorities, the Provincial mining authority approved the fourth EIS update, which incorporated permit amendments to allow operation of the leach pad in alignment with permit requirements. The January 2015 addendum to the fifth EIS update, which is pending approval, incorporates improvements to the leach pad as required by the local authorities. Production at Veladero will remain subject to restrictions that affect the amount of leach solution that can be applied to the pad. In particular, the new permit requirements set a level limit for the leach solution storage area, which affects the operational capacity of the leach pad solution recovery system thereby reducing solution application rates and impacting leach pad stacking sequences. In March 2013, the Ministry of Mines in the Province of San Juan initiated an administrative sanction process against Veladero due to the non-compliances at the leach pad. The process resulted in an approximately $1.2 million fine, which Veladero paid on March 6, 2014. The investigation is now closed. For more information about this matter, see “Material Properties – Veladero Mine.”

On August 8, 2008, the United States Environmental Protection Agency (“EPA”) inspected the Goldstrike property. It subsequently issued a notice of alleged violation asserting primarily that the air pollution control facilities on the Goldstrike roaster violated certain aspects of the U.S. Resources Conservation and Recovery Act (“RCRA”) because certain amounts of naturally occurring mercury captured by those controls flow to the tailings along with other process water. Barrick strongly disagreed with the EPA’s interpretation based on long-standing EPA interpretation, guidance documents and other factors and because Barrick was specifically following the interpretation of the Nevada Division of Environmental Protection (“NDEP”), to whom the EPA has delegated the RCRA program in Nevada. Barrick nevertheless modified its air pollution controls as demanded by the EPA and entered settlement negotiations. After a long period of negotiations, on February 16, 2015, Barrick and the EPA entered into a consent decree pursuant to which Barrick paid a $197,000 fine.

In January 2013, Barrick entered into a settlement agreement with the EPA resolving a dispute regarding the EPA’s Toxics Release Inventory (“TRI”) program. The TRI program requires annual reports regarding the use and management of certain listed chemicals. After an audit of TRI reports submitted by the Cortez property, the EPA alleged a number of violations, the majority of which related to the methods used to estimate and report the amounts of minerals that change to a new chemical form during the gold milling process. The EPA argued that Barrick’s method underestimated the amount of metal compounds that undergo chemical changes. Although Barrick disagreed with the EPA’s position, the Company paid a cash penalty of $278,000 in February 2013 in order to resolve the issue. As part of the settlement, Barrick also agreed to fund a Supplemental Environmental Project (“SEP”) that will provide more detailed analytical information about chemical changes, if any, in each step of the milling process. The SEP was completed in 2014. In addition, the EPA and Barrick agreed that Barrick would provide third-party audits for Barrick’s U.S.-based facilities using an agreed protocol and then revise prior reports to the extent necessary. All third party audits were completed as scheduled. Barrick provided the final report to the EPA as part of the settlement agreement on February 6, 2015. On February 19, 2015, Barrick paid a final cash penalty of $250,000 in accordance with the settlement agreement and the matter is now closed.

In September 2014, while preparing for an audit of the Goldstrike property by NDEP, Barrick was made aware of potential deviations from certain requirements of the property’s air quality permits, including visual monitoring, record keeping and reporting requirements. These potential deviations were promptly reported to the NDEP in advance of the audit. On January 8, 2015, the NDEP issued a draft letter to Goldstrike asserting six Notices of Alleged Violation in connection with the above. Barrick has commenced negotiations to resolve this matter, and is awaiting the final Notice of Alleged Violation from the NDEP.

As part of Barrick’s goal to minimize the environmental and social impacts of its projects and operations, it develops comprehensive closure and reclamation plans as part of its initial project planning and design. If it acquires a property that lacks a closure plan, Barrick requires preparation of a closure plan. The Company periodically reviews and updates closure plans to account for additional knowledge acquired in respect of a property or for changes in applicable laws or regulations. The Company has estimated future site reclamation and closure obligations, which it believes will meet current regulatory requirements. See Notes 2(U) and 26 of the Notes to the Consolidated Financial Statements.

The Company’s operating facilities have been designed to mitigate environmental impacts. The operations have processes, procedures or facilities in place to manage substances that have the potential to be harmful to the environment. In order to prevent and control spills and protect water quality, Barrick utilizes multiple levels of spill containment procedures and routine inspection and monitoring of its facilities. The Company also has various programs to reuse and conserve water at its operations. In order to mitigate the impact of dust produced by its operations, Barrick uses several different dust suppression techniques at its properties. The Company also installs air pollution controls on air pollution point sources, such as roaster and autoclave stacks, that meet or exceed applicable legal standards. The Company has also implemented safeguards at its properties that are designed to protect wildlife in the surrounding areas. Such safeguards include fencing and netting or other coverings of ponds and tanks, bird hazing techniques, such as mechanized scarecrows or noisemakers, and the establishment of alternate water sources and programs to improve wildlife habitat.

Certain of the Company’s operating and closed properties handle ore or rock with the potential to leach acidity, metals and dissolved salts (“Acid Rock Drainage Metal Leaching”) and hence the potential to contaminate water. Other operating and closed properties lack this potential, but still present the potential for leaching of dissolved salts, such as sulfates, or metalloids, such as arsenic, by water that might run off of the property (“Neutral Mine Drainage”). The Company has implemented programs to manage the handling of ore and rock to reduce the potential for contamination of surface or groundwater by either Acid Rock Drainage Metal Leaching or Neutral Mine Drainage. Such procedures include segregation or submergence of rock with potential for leaching, containment systems for the collection and treatment of drainage and reclamation and closure steps designed to minimize water infiltration and oxygen flux. Where necessary, the Company installs and operates water treatment facilities to manage the quality of water discharged into the environment.

Many of the Company’s operating properties use cyanide. Those facilities are designed and constructed to prevent process solutions from being released to surface water or groundwater. Typically, those facilities include leak detection systems and have the ability to collect and treat seepage that may occur. The tailings storage facilities are controlled and process ponds are either netted or other procedures are implemented to deter access. In September 2005, the Company became a signatory to the International Cyanide Management Code (“Code”), which is administered by the International Cyanide Management Institute (the “ICMI”). The ICMI is an independent body that was established by a multi-stakeholder group under the auspices of the United Nations Environmental Programme. The Code establishes operating standards for manufacturers, transporters and mines and provides for third-party certification of facilities’ compliance with the Code. Under the Code, each of the mines that use cyanide must receive a third party certification inspection. Barrick has listed all of its mines that use cyanide for Code certification. Barrick’s Pueblo Viejo mine achieved Code certification on March 6, 2015. As of March 20, 2015, Barrick had achieved certification or re-certification of all of those mines.

Certain of the Company’s operations produce mercury as a byproduct of ore processed at those sites. The mercury is captured at each of these sites by specially designed operating equipment and mercury emissions control devices. The Company is committed to the operation of currently available proven technology for controlling sources of mercury emissions. Site specific management procedures for mercury handling, monitoring, and transportation exist at each of the operations that produce mercury as a byproduct. Further, employees receive training in the safe use and proper management of cyanide, mercury and other hazardous materials. Consistent with U.S. law, Barrick ceased the export of elemental mercury from U.S. facilities in January 2013. Barrick complies with all applicable regulatory requirements for temporary storage of mercury in the jurisdictions where it operates. The Company is developing general mercury storage guidelines to ensure environmentally sound practices for temporary on-site storage, where allowed. Barrick is in the permitting stage of a project to build a facility to treat and store elemental mercury in the United States.

ENTERPRISE RISK MANAGEMENT

Risk is an inherent component of Barrick’s business. Delivery on the Barrick’s vision and strategic objectives depends on the Company’s ability to understand the uncertainties, threats and opportunities in its business and respond effectively. Enterprise risk management (“ERM”) is focused on top-level business risks and provides a framework to:

•	Identify, assess and communicate inherent and residual risk;

•	Embed ERM responsibilities into the operating model;

•	Integrate risk responses into strategic priorities and business plans; and

•	Provide assurance to Barrick’s executive committee and relevant Committees of the Board of Directors on the effectiveness of control activities.

Barrick’s business is subject to risks in financial, legal and regulatory, strategic and operational areas. In addition, there are specific hazards associated with the business of mineral exploration, development and mining, including environmental incidents, industrial accidents, and natural phenomena such as inclement weather conditions, flooding and earthquakes or cave-ins (and the risk of inadequate insurance, or inability to obtain insurance, to cover these risks) that could result in unexpected negative impacts to future cash flows.

In managing risk, management focuses on the risk factors that impact the Company’s ability to operate in a safe, profitable and responsible manner. The Company describes its approach to managing its top-level risks and hazards in this Annual Information Form. Financial risk management is discussed below in “ –Financial Risk Management.” For a discussion of the material risks particularly relevant to investors, see “Risk Factors.” In 2015, Barrick will continue to align its ERM program to its operating segment model as described in “Narrative Description of the Business – Operating Segments”, including ongoing training relevant to ERM tools and procedures.

Oversight over Risk Management Activities

The Risk Committee assists the Board of Directors in overseeing the Company’s management of enterprise risks and monitoring and reviewing the Company’s financial structure and financial risk management programs. The Risk Committee is comprised of five members of the Company’s Board of Directors; a majority of the members of the Risk Committee are independent directors. The Risk Committee oversees the Company’s significant commodity, currency and interest rate hedging programs. The Risk Committee also approves hedging strategies that are developed by management through its analysis of market risk exposures to which the Company is subject, as well as relevant market risk analysis from internal and industry sources. The resulting hedging strategies are then incorporated into the Company’s enterprise risk management strategies.

Responsibility for the implementation of hedging and financial risk-management strategies is delegated to the Company’s treasury function. A report on Barrick’s hedge positions, detailing the size of the positions by contract type, diversification of the position among counterparties, each counterparty’s recent credit rating and the latest fair value of each group of contracts, is prepared bi-monthly and distributed to the Chief Financial Officer and the Chairman of the Risk Committee. The Risk Committee and the Board of Directors also receive a report on Barrick’s hedging and market risk management position at each of their regularly scheduled meetings.

Barrick maintains segregation of duties of personnel responsible for entering into hedging transactions from personnel responsible for recording and reporting transactions. In addition, the Company’s treasury reporting group regularly monitors gold sales and hedging transactions entered into by the Company. Confirmations and settlements of transactions are processed and checked independently of the treasury group. Responsibility for entering into gold sales and hedging transactions is limited to a small group of experienced treasury personnel. Summaries of each individual transaction, setting out the terms of the transactions and the identity of the individual executing each transaction, are reviewed on a daily basis.

Internal Control over Financial Reporting and Disclosure Controls and Procedures

For a discussion related to the management of the Company’s internal control over financial reporting and disclosure controls and procedures, see “Internal Control over Financial Reporting and Disclosure Controls and Procedures.”

Oversight over the Control Environment

The Board exercises oversight of the Company’s internal control environment, including assurance activities designed to provide comfort on the effectiveness of internal controls, principally through the Audit Committee, which is composed entirely of independent directors. Through the Audit Committee, the Board receives regular reports on top-level risks to Barrick’s business and monitors the Company’s risk management processes and related assurance activities. The Audit Committee reviews regular reports from the heads of the Company’s governance and enterprise risk and internal audit groups, as well as from the Company’s independent auditor to assess the adequacy and effectiveness of Barrick’s internal control over financial reporting and disclosure controls and procedures and other controls considered critical to the management of enterprise level risks. Through the Audit Committee, the Board oversees assurance relating to accounting and financial reporting.

The Audit Committee is also responsible for the approval of the Company’s consolidated financial statements and other external reporting and audit requirements. Through the Corporate Responsibility Committee, the Board oversees assurance relating to our environment, safety and health, corporate social responsibility, security and human rights performance.

Financial Risk Management

The Company has mining operations in 11 principal countries which produce gold and/or copper, as well as other minerals such as silver. The Company’s activities expose it to a variety of market risks, including risks related to the effects of changes in gold and copper prices, the price of certain other metals, currencies, interest rates and other commodity prices. This financial market exposure is monitored and managed by the Company as an integral part of its treasury programs. The Company’s treasury programs focus on the unpredictability of commodity prices, currencies and interest rates and use financial instruments to mitigate significant, unanticipated earnings and cash flow fluctuations that may arise from volatility in the financial markets. Specifically, Barrick continues to enter into financial and commodity instruments to mitigate the effect of other risks that are inherent in its business, and also to take advantage of opportunities to secure attractive pricing for currencies, interest rates and other commodities.

For a summary of the derivative instruments used in the Company’s currency, interest rate and commodity hedge programs, see page 71 of the MD&A, Note 24 to the Consolidated Financial Statements and “Risk Factors.”

Gold Sales

In 2014, Barrick’s entire gold production was delivered into the spot market. The Company realized an average price of $1,265 per ounce compared with the average London P.M. Fix for the year of $1,266 per ounce. In 2013, the Company realized an average gold price of $1,407 per ounce compared with the average London P.M. Fix for the year of $1,411 per ounce. The Company enters into derivative contracts, primarily purchased and written contracts, with the primary objective of increasing reported gold and copper revenue (see Note 24C “Derivative Instruments” to the Consolidated Financial Statements for further information).

Copper Sales

The Company realized an average price of $3.03 per pound in 2014 compared with the average London Metal Exchange price for the year of $3.11 per pound, as a result of the impact of hedging strategies, quotational period pricing and timing of sales. In 2013, the Company realized an average copper price of $3.39 per pound compared with the average LME price for the year of $3.32 per pound.

Silver Sales

Barrick currently produces silver as a by-product at certain of its operating mines. In September 2009, Barrick entered into a transaction with Silver Wheaton for the sale of an amount of silver equivalent to the amount of silver produced from the Lagunas Norte, Pierina and Veladero mines in South America until Pascua-Lama reaches operation, and thereafter for the equivalent of 25% of the amount of silver produced from Pascua-Lama (see “Material Properties – Pascua-Lama Project”).

Currency, Interest Rate and Other Commodity Hedge Programs

Barrick’s currency hedge position has provided benefits in the form of hedge gains recorded within its operating costs when contract exchange rates are compared to prevailing market exchange rates as follows: 2014 - $93 million; 2013 - $268 million; and 2012 - $336 million. Barrick also recorded hedge gains as an offset to corporate administration costs as follows: 2014 - $4 million; 2013 - $11 million; and 2012 – $20 million. For 2015 forward, Barrick’s average hedge rates vary depending on when the contracts were put in place. As of December 31, 2014, Barrick has hedged A$377 million, C$240 million and CLP102 billion for expected Australian, Canadian and Chilean operating, administrative and capital costs in 2015 at average rates of A$0.93, C$1.03 and CLP521, respectively. These positions include $240 million of Canadian dollar collar contracts with an average range of C$1.03to C$1.15and CLP102 billion of Chilean peso collar contracts with an average range of CLP521 to CLP601. In addition, Barrick has $4 million in crystallized losses related to its previously closed out 2015 Australian dollar positions. Based on the fair value of hedge contracts at December 31, 2014, Barrick expects to record losses of approximately $65 million against operating, administrative and capital costs in 2015. Beyond 2015, Barrick has hedge protection in place for A$85 million at an average rate of A$0.91, and has crystallized losses of $19 million related to its previously closed out 2016 Australian dollar positions.

As of December 31, 2014, Barrick had forward contracts in place totaling approximately 8.6 million barrels of oil over the next four years. In 2014, Barrick recorded hedge losses in earnings of approximately $4 million on its fuel hedge positions (2013: $9 million gain; 2012: $24 million gain). Based on the fair value of hedge contracts at December 31, 2014, Barrick expects to realize hedge losses of approximately $85 million in 2015 from its financial fuel contracts.

Debt and Credit Ratings

For a discussion related to the management of the Company’s capital structure, see “Risk Factors – Global financial conditions” and “Risk Factors – Liquidity and level of indebtedness.”

LEGAL MATTERS

Government Controls and Regulations

The Company’s business is subject to various levels and types of government controls and regulations, which are supplemented and revised from time to time. Accordingly, the Company monitors political and economic developments in the jurisdictions in which it does or may carry on business, as well as changes in regulation to which Barrick is subject. Set out below is a summary of potentially material developments related to government controls and regulations that may affect Barrick or its properties.

In the U.S., certain of Barrick’s mineral reserves and operations occur on unpatented lode mining claims and mill sites that are on federal lands subject to federal mining and other public land laws. Changes in such laws or regulations promulgated under such laws could affect mine development and expansion and significantly increase regulatory obligations and compliance costs with respect to exploration, mine development, mine operations and closure and could prevent or delay certain operations by the Company. Changes to mining laws are frequently proposed in the U.S. Congress.

The United States Fish and Wildlife Service (the “Service”) is expected to issue a final decision regarding the status of the greater sage grouse under the U.S. Endangered Species Act in 2016. The Service is obligated to make this decision pursuant to a 2011 settlement between the Service and several conservation advocacy groups. The greater sage grouse has a very wide range and is found across much of the western United States. Inclusion of the greater sage grouse on the endangered species list could negatively impact the Company’s ability to develop and operate mines in northern Nevada, particularly the Company’s mining claims located on federal lands. Even if the sage grouse is not ultimately listed, federal land management agencies including United States Bureau of Land Management (“BLM”) are likely to impose additional restrictions and mitigation obligations on development activities occurring on public land. The BLM is expected to issue a Record of Decision for sage grouse management on BLM-administered lands in Nevada as soon as mid-2015.

In November 2009, a lawsuit was filed by a coalition of environmental groups challenging regulations promulgated under the federal mining law: Earthworks, et al. vs. U.S. Department of the Interior. The lawsuit seeks to impose different rules on millsite claims and unpatented lode claims and seeks an injunction of all permitting of mines on federal lands until new rules are promulgated. An unfavorable outcome in that litigation could also result in changes in the mining law.

In 2013, the government of the Dominican Republic expressed a desire to accelerate and increase the benefits that the Dominican Republic will derive from Barrick’s Pueblo Viejo mine. The Company engaged in dialogue with representatives of the government in an effort to achieve a mutually acceptable outcome. In the third quarter of 2013, PVDC and the Dominican government finalized an amendment to the SLA which became effective on October 5, 2013 and has resulted in additional and accelerated tax revenues to the Dominican government. See “Material Properties – Pueblo Viejo Mine.”

On March 4, 2015, Chile’s environmental minister and members of the Chilean legislature reached an agreement to propose a new glacier protection law in the current legislative session that, among other provisions, would recognize certain types of glaciers in that country as environmental reserves and prohibit commercial activity in the vicinity of those reserves. Under the proposed law, mining projects will be subject to new permitting, monitoring and other regulatory requirements relating to glaciers. It is contemplated that certain elements of the proposed law, including the requirement to monitor and mitigate environmental damage to glaciers, could apply retroactively to certain existing environmental approvals. Barrick is evaluating the potential impact of the proposed legislation on the Pascua-Lama project.

In December 2014, Chile’s president proposed labor law reforms that would strengthen the rights, agreements and collective bargaining ability of labor unions in the country. Barrick is evaluating the potential impact of the proposed legislation on its Zaldívar mine and the Pascua-Lama project.

In September 2014, the Chilean government enacted certain tax reform measures. The deadline for opting into the new elective regime is January 1, 2017. Under the new regime, Chilean companies can elect between an attributed profits or a partially integrated two-tier tax system. For taxpayers subject to the attributed profits system, the corporate income tax rate will begin at 21% and gradually increase to 25% for 2017 and future years. Under this system, a 35% Chilean income tax rate applies on profits with no additional tax on distributions of profits. For taxpayers electing to be subject to the partially integrated two-tier system, the first tier corporate income tax rate will begin at 21% for 2014 and gradually increase to 27% for 2018 and future years. Under this system, an additional tax applies on distributions of profits, which could result in a maximum aggregate effective tax rate of 35% or 44.45% depending on the domicile of the company’s shareholders. Chile’s existing DL600 foreign investment regime will be eliminated at the end of 2015. However, this will not affect the current DL600 contract for Barrick’s Zaldívar mine. Although no election between the two regimes is required prior to 2017, Barrick currently expects to elect the partially integrated two-tier system for its Zaldívar mine.

In December 2014, the Peruvian government enacted certain tax reform measures. Corporate income tax rates will be gradually reduced from 30% in 2014 to 26% for 2019 and future years. The withholding tax on dividends will gradually increase from 4.1% for 2014 to 9.3% for 2019 and future years. In January 2015, Barrick made a limited election out of the tax stability provisions included in the mine’s Legal Stability Agreement in order to apply the reduced income tax rates.

In December 2013, the Peruvian government established two different contributions to be paid by mining companies to the regulatory agencies in charge of supervising mining, energy and environmental activities (OSINERGMIN and OEFA). The contributions are calculated on the basis of monthly sales at rates of 0.21% for OSINERGMIN and 0.15% for OEFA. For 2015, Barrick expects to pay a total of approximately $3 million in contributions under the new law from operations at its Lagunas Norte property.

In December 2013, the Province of San Juan, Argentina adopted a new provincial law that creates a registry of approved local suppliers to be administered by the provincial mining ministry. In order to be designated as a “local supplier,” a company must be based and domiciled in the Province of San Juan, and must also hire 80% of its work force from the Province of San Juan. The law requires mining companies conducting exploration or exploitation activities in the Province, such as Barrick, to allocate 75% of their annual purchases or contracts to such local suppliers. Barrick is continuing to evaluate possible judicial or administrative challenge to the law.

In September 2013, Argentina adopted a new 10% tax on dividends paid by Argentine entities to individuals and non-resident investors. Barrick believes that this withholding tax is not applicable to dividends to be paid by the Veladero mine or the Argentine side of the Pascua-Lama project as a result of existing tax stability arrangements at those properties.

In April 2011, the Argentinean government implemented import controls on a greater number of goods. Delays associated with these import controls have the potential to affect certain aspects of Veladero’s and Pascua-Lama’s operations, such as maintenance and new construction, that are dependent on imported goods. Barrick’s activities were not impacted by these measures in 2014. The Company will continue to evaluate the impact of these measures in 2015.

On September 30, 2010, the National Law on Minimum Requirements for the Protection of Glaciers was enacted at the federal level in Argentina, coming in force in early November 2010. The federal law bans all new mining exploration and exploitation activities on glaciers and in the “peri-glacial” environment, and subjects ongoing mining activities to an environmental audit. If significant impacts on glaciers and peri-glacial environment are verified by said audit, the authority is empowered to take action, including the suspension or relocation of the activity. In late January 2013, the Province of San Juan, where Barrick’s operations are located in Argentina, announced that it had completed the required environmental audit, which concluded that Barrick’s activities do not impact glaciers or periglaciers. Barrick believes it is legally entitled to continue its current activities on the basis of existing approvals. Barrick has challenged the constitutionality of the federal glacier law before the National Supreme Court of Justice of Argentina, which has not yet ruled on the issue (see “ – Legal Proceedings – Argentine Glacier Legislation and Constitutional Litigation”).

In 2002, as an emergency measure, Argentina adopted a 5% export duty on certain mineral products, including gold. At the time, the duty was described as “temporary.” Export of gold doré from Barrick’s Veladero mine is currently subject to this duty. It is possible that the Argentinean government could attempt to further increase the export duty rates or otherwise impose additional taxes or burdens on the Company’s mineral production as additional revenue enhancement measures. Should export duties continue to be in place when the Company commences production from Pascua-Lama, only production from ore extracted in Argentina will be subjected to such duties.

In December 2014, the Government of Zambia enacted changes to the country’s mining tax regime that replaced the previous corporate income tax and variable profit tax with a 20% royalty applicable to open pit mines such as Barrick’s Lumwana mine, effective as of January 1, 2015. The application of a 20% royalty, compared to the 6% royalty Barrick was previously paying at the Lumwana mine, challenged the economic viability of the mine and, together with a decrease in copper price assumptions, resulted in a $930 million impairment charge against the carrying value of Lumwana in the fourth quarter of 2014. In December 2014, the Company also announced that, absent an acceptable outcome of discussions with the Zambian government, it will initiate procedures to suspend operations at the Lumwana mine as a result of the adoption of the new 20% royalty, which follows previous royalty increases from 3.0% to 6.0% in April 2012, and from 0.6% to 3.0% in April 2008. The 3.0%, 6.0% and 20% royalties contradict the Development Agreement entered into between Lumwana Mining Company Limited and the Government of Zambia on December 16, 2005, which provided a 10-year stability period for the key fiscal and taxation provisions related to the Lumwana mine, including a 0.6% mineral royalty. Based on local and international legal advice, the Company believes that the compensation rights for breach of the 10-year stability period granted under the Development Agreement prevail over the changes to the Zambian mineral royalty and tax regime described above. For more information regarding this matter, see “Material Properties – Lumwana Mine.”

After the Company acquired its interest in the Jabal Sayid project through its acquisition of Equinox Minerals in 2011, the Deputy Ministry of Mineral Resources, which oversees the mining license, questioned whether such change in the indirect ownership of the project, as well as previous changes in ownership, required the prior consent of DMMR. In December 2012, DMMR required the project to cease commissioning of the plant using stockpiled ore, citing alleged non-compliances with the mining investment law and the mining license and, in January 2013, required related companies to cease exploration activities, citing non-compliance with the law and the exploration licenses related to the ownership changes. On December 3, 2014, Barrick formed a joint venture with Ma’aden to operate the Jabal Sayid project. Barrick and Ma’aden own equal shares in Ma’aden Barrick Copper Company, a new joint venture company established to hold the Jabal Sayid assets free of the restrictions that had been placed on Bariq Mining Ltd., the former owner. The arrangement was approved by the DMMR, and the matter is now closed. For more information about the project, see “Exploration and Evaluations – Projects – Jabal Sayid.”

One of the environmental permits related to the open pit and water management system at the Cerro Casale project in Chile is subject to a Regulation that, if applied as written, would have required Barrick to begin construction of the project by January 26, 2015. Construction did not begin by that date. However, the Company is seeking relief from the Regulation under a procedure established by the Chilean environmental authority. If Barrick does not obtain the requested relief then it will evaluate a potential legal challenge to the Regulation. Permits required for the majority of the project’s proposed operations have been obtained under a new environmental approval not subject to the January 26, 2015 construction deadline. Although it is not subject to the January 26, 2015 construction deadline, the new environmental approval mentioned above is currently being challenged by local and indigenous community members in an administrative proceeding before the Chilean environmental authority for, among other claims, alleged deficiencies in water quality baseline information and the indigenous consultation process. An unfavorable outcome in this proceeding could result in cancellation of, or changes to, the new environmental permit. Cerro Casale had a carrying value on a 100 percent basis of $500 million as at December 31, 2014, reflecting an impairment loss that was recorded on the project in the fourth quarter of 2014 (see “Exploration and Evaluations – Projects”). Cancellation of either of the two environmental permits could result in a further impairment charge against the carrying value of the asset.

Barrick is unable to predict what additional legislation or revisions may be proposed that might affect its business or when any such proposals, if enacted, might become effective. Such changes, however, could require increased capital and operating expenditures and could prevent or delay certain operations by the Company.

Various levels of government controls and regulations address, among other things, the environmental impact of mining and mineral processing operations. With respect to the regulation of mining and processing, legislation and regulations in various jurisdictions establish performance standards, air and water quality emission standards and other design or operational requirements for various components of operations, including health and safety standards. Legislation and regulations also establish requirements for decommissioning, reclamation and rehabilitation of mining properties following the cessation of operations, and may require that some former mining properties be managed for long periods of time (see “Environment and Closure”). In addition, in certain jurisdictions, the Company is subject to foreign investment controls and regulations governing its ability to remit earnings abroad.

The Company believes that it is in compliance in all material respects with all current government controls and regulations at each of its material properties.

Legal Proceedings

Set out below is a summary of potentially material legal proceedings to which Barrick is a party.

U.S. Shareholder Class Action

On December 6, 2013, lead counsel and plaintiffs in the securities class action filed a consolidated amended complaint (the “Complaint”) in the U.S. District Court for the Southern District of New York (the “Court”), on behalf of anyone who purchased the common stock of Barrick between May 7, 2009, and November 1, 2013. The Complaint asserts claims against the Company and individual defendants Jamie Sokalsky, Aaron Regent, Ammar Al-Joundi, Igor Gonzales, Peter Kinver, George Potter and Sybil Veenman (collectively, the “Defendants”). The Complaint alleges that the Defendants made false and misleading statements to the investing public relating (among other things) to the cost of the Pascua-Lama project, the amount of time it would take before production commenced at the project, and the environmental risks of the project, as well as alleged internal control failures. The Complaint seeks an unspecified amount of damages.

The Complaint largely tracks the legal theories advanced in three prior complaints filed on June 5, 2013, June 14, 2013 and August 2, 2013. The Court consolidated those complaints and appointed lead counsel and lead plaintiffs for the resulting consolidated action in September 2013.

The Court held oral arguments on Defendants’ motion to dismiss on September 5, 2014. A decision of the Court is pending. Barrick intends to vigorously defend this matter.

Proposed Canadian Securities Class Actions

Between April and September 2014, eight proposed class actions were commenced against Barrick in Canada in connection with the Pascua-Lama project. Four of the proceedings were commenced in Ontario, two were commenced in Alberta, one was commenced in Saskatchewan, and one was commenced in Quebec. The allegations in each of the eight Canadian proceedings are substantially similar to those in the Complaint filed by lead counsel and plaintiffs in the U.S. shareholder class action (see “U.S. Shareholder Class Action” above). Of the eight proposed class actions, three of the Ontario claims, both of the Alberta claims, the Quebec claim and the Saskatchewan claim have been formally served on Barrick.

The first Ontario and Alberta actions were commenced by Statement of Claim on April 15, 2014 and April 17, 2014, respectively, and served on May 20, 2014 and July 29, 2014, respectively. The same law firm acts for the plaintiffs in these two proceedings, and the Statements of Claim are largely identical. Aaron Regent, Jamie Sokalsky and Ammar Al-Joundi are also named as defendants in the two actions. Both actions purport to be on behalf of anyone who, during the period from May 7, 2009 to May 23, 2013, purchased Barrick securities in Canada. Both actions seek $4.3 billion in general damages and $350 million in special damages for alleged misrepresentations in Barrick’s public disclosure.

The second Ontario action was commenced by Notice of Action on April 24, 2014, and the Statement of Claim was served on May 27, 2014. Aaron Regent, Jamie Sokalsky, Ammar Al-Joundi and Peter Kinver are also named as defendants. Following a September 8, 2014 amendment to the Statement of Claim, this action purports to be on behalf of anyone who acquired Barrick securities during the period from October 29, 2010 to October 30, 2013, and seeks $6 billion in damages for alleged misrepresentations in Barrick’s public disclosure. The amended claim also reflects the addition of a law firm that previously acted as counsel in the third Ontario action referred to below.

The third Ontario action was commenced by Notice of Action on April 28, 2014. Aaron Regent, Jamie Sokalsky, Ammar Al-Joundi and Peter Kinver are also named as defendants. This action purports to be on behalf of anyone who acquired Barrick securities during the period from May 7, 2009 to November 1, 2013, and seeks $3 billion in damages for alleged misrepresentations in Barrick’s public disclosure. This action has not been served and will not be pursued as counsel has joined the second Ontario action noted above.

The Quebec action was commenced and served on April 30, 2014. Aaron Regent, Jamie Sokalsky, Ammar Al-Joundi and Peter Kinver are also named as defendants. This action purports to be on behalf of any person who resides in Quebec and acquired Barrick securities during the period from May 7, 2009 to November 1, 2013. The action seeks unspecified damages for alleged misrepresentations in Barrick’s public disclosure.

The second Alberta action was commenced by Statement of Claim on May 23, 2014, and served on June 6, 2014. Aaron Regent, Jamie Sokalsky, Ammar Al-Joundi and Peter Kinver are also named as defendants. This action purports to be on behalf of any person who acquired Barrick securities during the period from May 7, 2009 to November 1, 2013, and seeks $6 billion in damages for alleged misrepresentations in Barrick’s public disclosure.

The Saskatchewan action was commenced by Statement of Claim on May 26, 2014, and served on May 28, 2014. Aaron Regent, Jamie Sokalsky, Ammar Al-Joundi and Peter Kinver are also named as defendants. This action purports to be on behalf of any person who acquired Barrick securities during the period from May 7, 2009 to November 1, 2013, and seeks $6 billion in damages for alleged misrepresentations in Barrick’s public disclosure.

The fourth Ontario action was commenced on September 5, 2014. Aaron Regent, Jamie Sokalsky, Ammar Al-Joundi and Peter Kinver are also named as defendants. This action purports to be on behalf of any person who acquired Barrick securities during the period from May 7, 2009 to November 1, 2013 in Canada. The action seeks $3 billion in damages for alleged misrepresentations in Barrick’s public disclosure. The Statement of Claim was amended on October 20, 2014, to include two additional law firms, one of which is acting as counsel in the first Ontario action referred to above. The Amended Statement of Claim was served on October 22, 2014.

In November 2014, an Ontario court heard a motion to determine which of the competing counsel groups will take the lead in the Ontario litigation. On December 10, 2014, the court issued a decision in favor of the counsel group that commenced the first and fourth Ontario actions, which will be consolidated in a single action. The losing counsel group has sought and obtained leave to appeal. The appeal was heard on March 16, 2015. A decision is pending, and further appeals could still occur.

Barrick intends to vigorously defend all of the proposed Canadian securities class actions.

Pascua-Lama – SMA Regulatory Sanction

In May 2013, CMN, Barrick’s Chilean subsidiary that holds the Chilean portion of the Pascua-Lama project, received a Resolution from the SMA that requires the company to complete the water management system for the project in accordance with the project’s environmental permit before resuming construction activities in Chile. The Resolution also required CMN to pay an administrative fine of approximately $16 million for deviations from certain requirements of the Project’s Chilean environmental approval, including a series of reporting requirements and instances of non-compliance related to the project’s water management system. CMN paid the administrative fine in May 2013.

In June 2013, CMN began engineering studies to review the project’s water management system in accordance with the Resolution. These studies indicate that an increase in the capacity of the water management system will be required above the volume approved in the Project’s Chilean environmental approval. An increase in the capacity of the system may require a new environmental approval and the construction of additional water management facilities, which could impact the schedule and estimated budget for completion of water management activities in Chile to the satisfaction of the authorities.

In June 2013, a group of local farmers and indigenous communities challenged the Resolution. The challenge, which was brought in the Environmental Court of Santiago, Chile (the “Environmental Court”), claims that the fine was inadequate and requests more severe sanctions against CMN including the revocation of the Project’s environmental permit. The SMA presented its defense of the Resolution in July 2013. On August 2, 2013, CMN joined as a party to this proceeding and vigorously defended the Resolution. On March 3, 2014, the Environmental Court annulled the Resolution and remanded the matter back to the SMA for further consideration in accordance with its decision (the “Environmental Court Decision”). In particular, the Environmental Court ordered the SMA to issue a new administrative decision that recalculates the amount of the fine to be paid by CMN using a different methodology and addresses certain other errors it identified in the Resolution. A new resolution from the SMA could include more severe sanctions against CMN such as a material increase in the amount of the fine above the approximately $16 million imposed by the SMA in May 2013 and/or the revocation of the Project’s environmental permit. The Environmental Court did not annul the portion of the SMA Resolution that required the Company to halt construction on the Chilean side of the project until the water management system is completed in accordance with the project’s environmental permit. On December 30, 2014, the Chilean Supreme Court declined to consider CMN’s appeal of the Environmental Court Decision on procedural grounds. As a result of the Supreme Court’s ruling, the SMA will now re-evaluate the Resolution in accordance with the Environmental Court Decision. A new resolution from the SMA in this matter is pending.

Pascua-Lama – Environmental Damage Claim

In June 2013, a group of local farmers filed an environmental damage claim against CMN in the Environmental Court, alleging that CMN has damaged glaciers located in the Project area. The plaintiffs sought a court order requiring CMN to remedy the alleged damage and implement measures to prevent such environmental impact from continuing, including by halting construction of the Project in Chile. On March 23, 2015, the Environmental Court ruled in favor of CMN, finding that the Pascua-Lama project has not damaged glaciers in the Project area. The plaintiffs may appeal the Environmental Court’s decision to the Chilean Supreme Court. Barrick intends to continue to defend this matter vigorously.

Pueblo Viejo – Amparo Action

In October 2014, PVDC received a copy of an action filed in an administrative court (the “Administrative Court”) in the Dominican Republic by Rafael Guillen Beltre (the “Petitioner”), who claims to be affiliated with the Dominican Christian Peace Organization. The action alleges that environmental contamination in the vicinity of the Pueblo Viejo mine has caused illness and affected water quality in violation of the Petitioner’s fundamental rights under the Dominican Constitution and other laws. The primary relief sought in the action, which is styled as an “Amparo” remedy, is the suspension of operations at the Pueblo Viejo mine as well as other mining projects in the area until an investigation into the alleged environmental contamination has been completed by the relevant governmental authorities. On November 21, 2014, the Administrative Court granted PVDC’s motion to remand the matter to a trial court in the Municipality of Cotuí (the “Trial Court”) on procedural grounds. On January 27, 2015, the Trial Court granted PVDC’s motion to suspend the action pending receipt of the litigation file from the Administrative Court. The Company intends to vigorously defend this matter.

Argentine Glacier Legislation and Constitutional Litigation

On September 30, 2010, the National Law on Minimum Requirements for the Protection of Glaciers was enacted in Argentina, and came into force in early November 2010. The federal law bans new mining exploration and exploitation activities on glaciers and in the “peri-glacial” environment, and subjects ongoing mining activities to an environmental audit. If such audit identifies significant impacts on glaciers and peri-glacial environment, the relevant authority is empowered to take action, which according to the legislation could include the suspension or relocation of the activity. In the case of the Veladero mine and the Pascua-Lama project, the competent authority is the Province of San Juan. In late January 2013, the Province announced that it had completed the required environmental audit, which concluded that Veladero and Pascua-Lama do not impact glaciers or peri-glaciers.

Barrick has challenged the constitutionality of the federal glacier law before the National Supreme Court of Argentina, which has not yet ruled on the issue. On October 27, 2014, the Company submitted its response to a motion by the federal government to dismiss the constitutional challenge to the federal glacier law on standing grounds. A decision on the motion is pending. If the federal government’s arguments with respect to standing are accepted then the case will be dismissed. If they are not accepted then the National Supreme Court of Argentina will proceed to hear evidence on the merits.

Marinduque Complaint

Placer Dome was named the sole defendant in a complaint (the “Complaint”) filed in October 2005 by the Provincial Government of Marinduque, an island province of the Philippines (the “Province”), with the District Court in Clark County, Nevada (the “Court”). The Complaint asserted that Placer Dome was responsible for alleged environmental degradation with consequent economic damages and impacts to the environment in the vicinity of the Marcopper mine that was owned and operated by Marcopper Mining Corporation (“Marcopper”). Placer Dome indirectly owned a minority shareholding of 39.9% in Marcopper until the divestiture of its shareholding in 1997. The Province sought “to recover damages for injuries to the natural, ecological and wildlife resources within its territory”. In addition, the Province sought compensation for the costs of restoring the environment, an order directing Placer Dome to undertake and complete “the remediation, environmental cleanup, and balancing of the ecology of the affected areas,” and payment of the costs of environmental monitoring. The Complaint addressed the discharge of mine tailings into Calancan Bay, the 1993 Maguila-guila dam breach, the 1996 Boac river tailings spill, and alleged past and continuing damage from acid rock drainage. In October 2010, the Court issued an order granting the Company’s motion to dismiss the action on the grounds of forum non conveniens. The Province appealed the Court’s dismissal order to the Nevada Supreme Court. Oral arguments were held on February 3, 2015, and a decision of the Court is pending. Barrick intends to continue to defend the action vigorously.

Perilla Complaint

In 2009, BGI and Placer Dome were purportedly served in Ontario with a complaint filed in November 2008 in the Regional Trial Court of Boac (the “Court”), on the Philippine island of Marinduque, on behalf of two named individuals and purportedly on behalf of the approximately 200,000 residents of Marinduque. The complaint alleges injury to the economy and the ecology of Marinduque as a result of the discharge of mine tailings from the Marcopper mine into Calancan Bay, the Boac River, and the Mogpog River. The plaintiffs are claiming for abatement of a public nuisance allegedly caused by the tailings discharge and for nominal damages for an alleged violation of their constitutional right to a balanced and healthful ecology. In June 2010, BGI and Placer Dome filed a motion to have the Court resolve their unresolved motions to dismiss before considering the plaintiffs’ motion to admit an amended complaint and also filed an opposition to the plaintiffs’ motion to admit on the same basis. It is not known when these motions or the outstanding motions to dismiss will be decided by the Court. Barrick intends to defend the action vigorously.

Writ of Kalikasan

In February 2011, a Petition for the Issuance of a Writ of Kalikasan with Prayer for Temporary Environmental Protection Order was filed in the Supreme Court of the Republic of the Philippines (the “Supreme Court”) in Eliza M. Hernandez, Mamerto M. Lanete and Godofredo L. Manoy versus Placer Dome and Barrick (the “Petition”). In March 2011, the Supreme Court issued an En Banc Resolution and Writ of Kalikasan, directed service of summons on Placer Dome and the Company, ordered Placer Dome and the Company to make a verified return of the Writ with ten (10) days of service and referred the case to the Court of Appeal for hearing. The Petition alleges that Placer Dome violated the petitioners’ constitutional right to a balanced and healthful ecology as a result of, among other things, the discharge of tailings into Calancan Bay, the 1993 Maguila-Guila dam break, the 1996 Boac river tailings spill and failure of Marcopper to properly decommission the Marcopper mine. The petitioners have pleaded that Barrick is liable for the alleged actions and omissions of Placer Dome, which was a minority indirect shareholder of Marcopper at all relevant times, and is seeking orders requiring the Company to environmentally remediate the areas in and around the mine site that are alleged to have sustained environmental impacts. The petitioners purported to serve the Company in March 2011, following which the Company filed an Urgent Motion For Ruling on Jurisdiction with the Supreme Court challenging the constitutionality of the Rules of Procedure in Environmental Cases (the “Environmental Rules”) pursuant to which the Petition was filed, as well as the jurisdiction of the Supreme Court over the Company. In November 2011, two local governments, or “baranguays” (Baranguay San Antonio and Baranguay Lobo) filed a motion with the Supreme Court seeking intervenor status with the intention of seeking a dismissal of the proceedings. No decision has as yet been issued with respect to the Urgent Motion for Ruling on Jurisdiction, the motion for intervention, or certain other matters before the Supreme Court. Barrick intends to continue to defend the action vigorously.

General

Barrick and its subsidiaries are, from time to time, involved in various claims, legal proceedings and complaints arising in the ordinary course of business. Barrick is also subject to reassessment for income and mining taxes for certain years. The results of pending or threatened proceedings related to any potential tax assessments or other matters cannot be predicted with certainty.

RISK FACTORS

The risks described below are not the only ones facing Barrick. Additional risks not currently known to Barrick, or that Barrick currently deems immaterial, may also impair Barrick’s operations.

Metal price volatility

Barrick’s business is strongly affected by the world market price of gold and copper. If the world market price of gold or copper were to drop and the prices realized by Barrick on gold or copper sales were to decrease significantly and remain at such a level for any substantial period, Barrick’s profitability and cash flow would be negatively affected.

Gold and copper prices can be subject to volatile price movements, which can be material and can occur over short periods of time and are affected by numerous factors, all of which are beyond Barrick’s control. During 2014, the gold price ranged from $1,131 per ounce to $1,392 per ounce. The average market price of gold in 2014 was $1,266 per ounce, a 10% decrease compared to the 2013 average. Based on current estimates of Barrick’s 2015 gold production and sales, a $50 per ounce increase or decrease in the market gold price will result in an approximately $310 to $325 million increase or decrease in the Company’s EBITDA. Factors tending to affect the price of gold include:

•	industrial and jewelry demand;

•	the level of demand for gold as an investment;

•	central bank lending, sales and purchases of gold;

•	the volume of recycled material available in the market;

•	speculative trading; and

•	costs and levels of global gold production by producers of gold.

Gold prices may also be affected by macroeconomic factors, including:

•	expectations of the future rate of inflation;

•	the strength of, and confidence in, the U.S. dollar, the currency in which the price of gold is generally quoted, and other currencies;

•	interest rates; and

•	global or regional, political or economic uncertainties.

Based on current estimates of Barrick’s 2015 copper production and sales, a $0.25 per pound increase or decrease in the market copper price will result in an approximately $77.5 to $85 million increase or decrease in the Company’s EBITDA. Factors tending to affect the price of copper include:

•	the worldwide balance of copper demand and supply;

•	rates of global economic growth, trends in industrial production and conditions in the housing and automotive industries, all of which correlate with demand for copper;

•	economic growth and political conditions in China, which has become the largest consumer of refined copper in the world, and other major developing economies;

•	speculative investment positions in copper and copper futures;

•	the availability of secondary material for smelting;

•	expectations of the future rate of inflation;

•	the availability and cost of substitute materials; and

•	currency exchange fluctuations, including the relative strength of the U.S. dollar.

Barrick’s gold production is sold into the spot market. The sales price for Barrick’s copper production is determined provisionally at the date of sale with the final price determined based on market copper prices at a future date set by the customer, generally one to three months after the initial date of sale. Market prices for copper may fluctuate during this extended settlement period. The prices of Barrick’s copper sales are marked-to-market at the balance sheet date based on the forward copper price for the relevant quotational period. All such mark-to-market adjustments are recorded in copper sale revenues. If the market price for copper declines, the final sale price realized by the Company at settlement may be lower than the provisional sale price initially recognized by the Company, requiring negative adjustments to Barrick’s average realized copper price for the relevant period.

In addition, certain of Barrick’s mineral projects include other minerals (principally nickel and silver), each of which is subject to price volatility based on factors beyond Barrick’s control.

Depending on the market price of the relevant metal, Barrick may determine that it is not economically feasible to continue commercial production at some or all of its operations or the development of some or all of its current projects, as applicable, which could have an adverse impact on Barrick’s financial performance and results of operations. In such a circumstance, Barrick may also curtail or suspend some or all of its exploration activities, with the result that depleted reserves are not replaced. In addition, the market value of Barrick’s gold or copper inventory may be reduced and existing reserves may be reduced to the extent that ore cannot be mined and processed economically at the prevailing prices.

Foreign investments and operations

Barrick conducts mining, development and exploration and other activities in many countries, including the United States, Canada, Australia, Argentina, Chile, Peru, Dominican Republic, Papua New Guinea, Tanzania, Zambia and Saudi Arabia. Mining investments are subject to the risks normally associated with any conduct of business in foreign countries including:

•	renegotiation, cancellation or forced modification of existing contracts;

•	expropriation or nationalization of property;

•	changes in laws or policies or increasing legal and regulatory requirements of particular countries, including those relating to taxation, royalties, imports, exports, duties, currency, or other claims by government entities, including retroactive claims and/or changes in the administration of laws, policies and practices (see “Legal Matters – Government Controls and Regulations”);

•	uncertain political and economic environments, war, terrorism, sabotage and civil disturbances;

•	delays in obtaining or the inability to obtain or maintain necessary governmental permits or to operate in accordance with such permits or regulatory requirements;

•	currency fluctuations;

•	restrictions on the ability of local operating companies to sell gold, copper or other minerals offshore for U.S. dollars, and on the ability of such companies to hold U.S. dollars or other foreign currencies in offshore bank accounts;

•	import and export regulations, including restrictions on the export of gold, copper or other minerals;

•	limitations on the repatriation of earnings;

•	reliance on advisors and consultants in foreign jurisdictions in connection with regulatory, permitting or other governmental requirements; and

•	increased financing costs.

These risks may limit or disrupt operating mines or projects, restrict the movement of funds, cause Barrick to have to expend more funds than previously expected or required, or result in the deprivation of contract rights or the taking of property by nationalization or expropriation without fair compensation, and may materially adversely affect Barrick’s financial position or results of operations. Certain of these risks have increased in recent years. Furthermore, in the event of disputes arising from Barrick’s activities in Argentina, Chile, Peru, Dominican Republic, Papua New Guinea, Tanzania, Zambia and Saudi Arabia, Barrick has been and may continue to be subject to the jurisdiction of courts outside North America and Australia, which could adversely affect the outcome of the dispute.

In Papua New Guinea, the location of the Porgera gold mine and where Barrick has access to over 5,300 square kilometers of exploration property, there is a greater level of political, social and economic risk compared to some other countries in which Barrick operates. The Porgera mine’s infrastructure, including power, water and fuel, may be at risk of sabotage. Acts of sabotage could result in damage to production facilities and delays in or curtailments of production at Porgera.

A number of economic and social issues exist that increase Barrick’s political and economic risk. Infectious diseases (including malaria, HIV/AIDS and tuberculosis) are major health care issues in certain of the countries in which Barrick operates. In Zambia, Barrick has continued workforce training and health programs at its Lumwana mine to maximize prevention awareness and minimize the impact of infectious diseases, including HIV/AIDS and malaria. In Tanzania, Acacia has implemented infectious disease programs, including malaria control programs and HIV/AIDS awareness and prevention programs for its employees, families and local communities at its Bulyanhulu, North Mara and Buzwagi mines.

Environmental, health and safety regulations

Barrick’s mining and processing operations and development and exploration activities are subject to extensive laws and regulations governing the protection of the environment, waste disposal, worker safety, mine development, water management and protection of endangered and other special status species. Failure to comply with applicable environmental and health and safety laws and regulations could result in injunctions, fines, suspension or revocation of permits and other penalties. While Barrick strives to achieve full compliance with all such laws and regulations and with its environmental and health and safety permits, there can be no assurance that Barrick will at all times be in full compliance with such requirements. Activities required to achieve full compliance can be costly and involve extended timelines. Failure to comply with such laws, regulations and permits can have serious consequences, including damage to Barrick’s reputation; stopping Barrick from proceeding with the development of a project; negatively impacting the operation or further development of a mine; increasing the costs of development or production and litigation or regulatory action against Barrick, and may materially adversely affect Barrick’s business, results of operations or financial condition.

Future changes in applicable environmental and health and safety laws and regulations could substantially increase costs and burdens to achieve compliance or otherwise have an adverse impact on Barrick’s business, results of operations or financial condition (see “ – Government regulation and changes in legislation”).

Barrick may also be held responsible for the costs of addressing contamination at the site of current or former activities or at third party sites. Barrick could also be held liable to third parties for exposure to hazardous substances. The costs associated with such responsibilities and liabilities may be significant. While Barrick has implemented extensive health and safety initiatives at its sites to ensure the health and safety of its employees, contractors and members of the communities affected by its operations, there is no guarantee that such measures will eliminate the occurrence of accidents or other incidents which may result in personal injuries or damage to property, and in certain instances such occurrences could give rise to regulatory fines and/or civil liability.

In certain of the countries in which Barrick has operations, it is required to submit, for government approval, a reclamation plan for each of its mining sites that establishes Barrick’s obligation to reclaim property after minerals have been mined from the site. In some jurisdictions, bonds or other forms of financial assurances are required security for these reclamation activities. Barrick may incur significant costs in connection with these reclamation activities, which may materially exceed the provisions Barrick has made for such reclamation. In addition, the unknown nature of possible future additional regulatory requirements and the potential for additional reclamation activities create further uncertainties related to future reclamation costs, which may have a material adverse effect on Barrick’s financial condition, liquidity or results of operations. Barrick is involved in various investigative and remedial actions. There can be no assurance that the costs of such actions would not be material. When a previously unrecognized reclamation liability becomes known or a previously estimated cost is increased, the amount of that liability or additional cost is expensed, which may materially reduce net income in that period.

Permits

Barrick’s mining and processing operations and development and exploration activities are subject to extensive permitting requirements. Failure to obtain required permits and/or to maintain compliance with permits once obtained could result in injunctions, fines, suspension or revocation of permits and other penalties. While Barrick strives to obtain and comply with all of its required permits, there can be no assurance that Barrick will obtain all such permits and/or achieve or maintain full compliance with such permits at all times. Activities required to obtain and/or achieve or maintain full compliance with such permits can be costly and involve extended timelines. Previously issued permits may be suspended or revoked for a variety of reasons, including through government or court action (see “Material Properties – Pascua-Lama Project” for more information regarding the status of the Chilean environmental approval for that project). Failure to obtain and/or comply with required permits can have serious consequences, including damage to Barrick’s reputation; stopping Barrick from proceeding with the development of a project; negatively impacting the operation or further development of a mine; increasing the costs of development or production and litigation or regulatory action against Barrick, and may materially adversely affect Barrick’s business, results of operations or financial condition.

Barrick’s ability to successfully obtain and maintain key permits and approvals will be impacted by its ability to develop, operate and close mines in a manner that is consistent with the creation of social and economic benefits in the surrounding communities and may be adversely impacted by real or perceived detrimental events associated with Barrick’s activities or those of other mining companies affecting the environment, human health and safety or the surrounding communities. Barrick has made, and expects to make in the future, significant expenditures to comply with permitting requirements and, to the extent reasonably practicable, create social and economic benefit in the surrounding communities.

Climate change risks

Barrick’s mining and processing operations are energy intensive, resulting in a significant carbon footprint. Barrick acknowledges climate change as an international and community concern. A number of governments or governmental bodies have introduced or are contemplating regulatory changes in response to the potential impacts of climate change. Where legislation already exists, regulation relating to emission levels and energy efficiency is becoming more stringent. Some of the costs associated with reducing emissions can be offset by increased energy efficiency and technological innovation. However, if the current regulatory trend continues, Barrick expects that this may result in increased costs at some of its operations. In addition, the physical risks of climate change may also have an adverse effect on Barrick’s operations. These may include changes in rainfall and storm patterns and intensities, water shortages, changing sea levels and changing temperatures.

Replacement of depleted reserves

Barrick’s mineral reserves must be replaced to maintain production levels over the long term. Reserves can be replaced by expanding known orebodies, locating new deposits or making acquisitions. Exploration is highly speculative in nature. Barrick’s exploration projects involve many risks and are frequently unsuccessful. Once a site with mineralization is discovered, it may take several years from the initial phases of drilling until production is possible, during which time the economic feasibility of production may change. Substantial expenditures are required to establish proven and probable reserves and to construct mining and processing facilities. As a result, there is no assurance that current or future exploration programs will be successful. Depletion of reserves may not be offset by discoveries or acquisitions and divestitures of assets could lead to a lower reserve base. Reserves calculated in accordance with National Instrument 43-101 may also decrease due to economic factors such as the use of a lower metal price assumption, as was the case with the calculation of Barrick’s reserves at year-end 2013 (see “ – Mineral reserves and resources”). However, that decline was not a reduction in the actual mineral base of the Company, as the ounces removed from Barrick’s reserves at year-end 2013 due to the use of a lower gold price assumption were transferred to resources, preserving the option to access them in the future at higher gold prices. The mineral base of Barrick will decline if reserves are mined without adequate replacement and Barrick may not be able to sustain production to or beyond the currently contemplated mine lives, based on current production rates.

Projects

Barrick’s ability to sustain or increase its present levels of gold and copper production is dependent in part on the success of its projects. There are many risks and unknowns inherent in all projects. For example, the economic feasibility of projects is based upon many factors, including:

•	the accuracy of reserve estimates;

•	metallurgical recoveries with respect to gold, copper and by-products;

•	capital and operating costs of such projects;

•	the timetables for the construction, commissioning and ramp-up of such projects and any delays or interruptions;

•	the accuracy of engineering and changes in scope;

•	the ability to manage large-scale construction;

•	the future prices of the relevant minerals; and

•	the ability to secure appropriate financing to develop such projects.

Projects also require the successful completion of feasibility studies, the resolution of various fiscal, tax and royalty matters, the issuance of, and compliance with, necessary governmental permits and the acquisition of satisfactory surface or other land rights. It may also be necessary for Barrick to, among other things, find or generate suitable sources of water and power for a project, ensure that appropriate community infrastructure is developed by third parties to support the project and to secure appropriate financing to fund these expenditures (see “– Global financial conditions” and “– Liquidity and level of indebtedness”). It is also not unusual in the mining industry for new mining operations to experience unexpected problems during the start-up phase, resulting in delays and requiring the investment of more capital than anticipated.

Projects have no operating history upon which to base estimates of future financial and operating performance, including future cash flow. The capital expenditures and time required to develop new mines or other projects are considerable and changes in costs or construction schedules can affect project economics. Thus, it is possible that actual costs may increase significantly and economic returns may differ materially from Barrick’s estimates or that metal prices may decrease significantly or that Barrick could fail to obtain the satisfactory resolution of fiscal and tax matters or the governmental approvals necessary for the operation of a project or obtain project financing on acceptable terms and conditions or at all, in which case, the project may not proceed either on its original timing or at all. In fact, Barrick’s Pascua-Lama project has experienced a significant increase in its capital cost estimate and length of construction schedule since the feasibility study on the project. In the fourth quarter of 2013, Barrick announced the temporary suspension of construction of the Pascua-Lama project. A decision to restart development of the project will depend on improved economics and more certainty relating to legal and permitting matters (for more information regarding this matter, see “Material Properties – Pascua-Lama Project”).

If Barrick declines to advance a project on a particular timetable or at all, the rights associated with the project could be negatively affected.

Liquidity and level of indebtedness

As of December 31, 2014, Barrick had cash and cash equivalents of approximately $2.7 billion and capital leases and total debt of approximately $13.1 billion. Although Barrick has been successful in repaying debt in the past and issuing new debt securities in capital markets transactions, there can be no assurance that it can continue to do so. In addition, Barrick may assume additional debt in future periods or reduce its holdings of cash and cash equivalents in connection with funding future acquisitions, existing operations, capital expenditures, dividends or in pursuing other business opportunities. Barrick’s level of indebtedness could have important consequences for its operations, including:

•	Barrick may need to use a large portion of its cash flow to repay principal and pay interest on its debt, which will reduce the amount of funds available to finance its operations and other business activities; and

•	Barrick’s debt level may limit its ability to pursue other business opportunities, borrow money for operations or capital expenditures in the future or implement its business strategy.

As of December 31, 2014, Barrick had approximately $200 million in attributable debt maturing by the end of 2015 and less than $1 billion due by the end of 2017. The Company’s $4.0 billion revolving credit facility was fully undrawn at year-end 2014. During the fourth quarter of 2014, the termination date of the $4.0 billion revolving credit facility was extended by one year such that the facility now expires in January 2020.

Barrick intends to reduce its total debt by at least $3 billion by the end of 2015. The Company has a number of options to achieve this goal, including through a combination of one or more of the following: maximizing free cash flow from operations by implementing a decentralized operating model with more efficient capital spending and reduced general and administrative costs; non-core asset sales; and joint ventures and strategic partnerships. There can be no assurance that these initiatives will be successfully completed or, if completed, that they will be sufficient to achieve the stated debt reduction objectives.

Barrick expects to obtain the funds to pay its expenses and to pay principal and interest payable on its debt in 2015 through a combination of one or more of: borrowing under the Company’s $4.0 billion revolving credit facility (subject to compliance with covenants and making of certain representations and warranties); its future cash flow from operations; issuing additional equity or unsecured debt; and additional asset sales. The key financial covenant in Barrick’s $4.0 billion revolving credit facility requires Barrick to maintain a consolidated tangible net worth (“CTNW”) of at least $3.0 billion (Barrick’s CTNW was $5.7 billion as of December 31, 2014). Barrick’s ability to reduce its indebtedness and meet its payment obligations will depend on its future financial performance, which will be impacted by financial, business, economic and other factors. Barrick will not be able to control many of these factors, such as economic conditions in the markets in which it operates. Barrick cannot be certain that its existing capital resources and future cash flow from operations will be sufficient to allow it to pay principal and interest on Barrick’s debt and meet its other obligations. If these amounts are insufficient or if there is a contravention of its debt covenants, Barrick may be required to refinance all or part of its existing debt, sell assets, borrow more money or issue additional equity. The ability of Barrick to access the bank, public debt or equity capital markets on an efficient basis may be constrained by a dislocation in the credit markets and/or capital and/or liquidity constraints in the banking, debt and/or equity markets at the time of issuance. See “ – Global financial conditions.” If Barrick is unable to maintain its indebtedness and financial ratios at levels acceptable to its credit rating agencies, or should Barrick’s business prospects deteriorate, the ratings currently assigned to Barrick by Moody’s Investor Services, Standard & Poor’s Ratings Services or DBRS could be downgraded, which could adversely affect the value of Barrick’s outstanding securities and existing debt and its ability to obtain new financing on favorable terms, and increase Barrick’s borrowing costs.

Barrick is also exposed to liquidity and various counterparty risks including, but not limited to: (i) Barrick’s lenders and other banking counterparties; (ii) Barrick’s insurance providers; (iii) financial institutions that hold Barrick’s cash; (iv) companies that have payables to Barrick, including concentrate customers; and (v) companies that have received deposits from Barrick for the future delivery of equipment.

Global financial conditions

Following the onset of the credit crisis in 2008, global financial conditions were characterized by extreme volatility and several major financial institutions either went into bankruptcy or were rescued by governmental authorities. While global financial conditions subsequently stabilized, there remains considerable risk in the system given the extraordinary measures adopted by government authorities to achieve that stability. The deteriorating financial condition of certain government authorities has significantly increased the potential for sovereign defaults in a number of jurisdictions, including within the member states of the European Union and Russia. Global financial conditions could suddenly and rapidly destabilize in response to future economic shocks, as government authorities may have limited resources to respond to future crises. Future economic shocks may be precipitated by a number of causes, including a rise in the price of oil, geopolitical instability and natural disasters. Any sudden or rapid destabilization of global economic conditions could impact Barrick’s ability to obtain equity or debt financing in the future on terms favorable to Barrick. Additionally, any such occurrence could cause decreases in asset values that are deemed to be other than temporary, which may result in impairment losses. Further, in such an event, Barrick’s operations and financial condition could be adversely impacted.

Inflation

In addition to potentially affecting the price of gold, copper and silver, general inflationary pressures may also affect Barrick’s labor, commodity and other input costs, which could have a materially adverse effect on Barrick’s financial condition, results of operations and capital expenditures for the development of its projects. In particular, operating and capital costs at Barrick’s Veladero mine and Pascua-Lama project in Argentina have been impacted by sustained inflationary pressures in that country. See “ – Metal price volatility”, “ – Projects”, “ – Price volatility and availability of other commodities”, “ – Production and cost estimates” and “ – Availability and increased cost of critical parts, equipment and skilled labor.”

Mineral reserves and resources

Barrick’s mineral reserves and mineral resources are estimates, and no assurance can be given that the estimated reserves and resources are accurate or that the indicated level of gold, copper or any other mineral will be produced. Such estimates are, in large part, based on interpretations of geological data obtained from drill holes and other sampling techniques. Actual mineralization or formations may be different from those predicted. Further, it may take many years from the initial phase of drilling before production is possible, and during that time the economic feasibility of exploiting a discovery may change.

The SEC does not permit mining companies in their filings with the SEC to disclose estimates other than mineral reserves. However, because Barrick prepares this Annual Information Form in accordance with Canadian disclosure requirements, it contains resource estimates, which are required by National Instrument 43-101, as well. Mineral resource estimates for properties that have not commenced production are based, in many instances, on limited and widely spaced drill hole information, which is not necessarily indicative of the conditions between and around drill holes. Accordingly, such mineral resource estimates may require revision as more drilling information becomes available or as actual production experience is gained. No assurance can be given that any part or all of Barrick’s mineral resources constitute or will be converted into reserves.

Market price fluctuations of gold, copper, silver and certain other metals, as well as increased production and capital costs or reduced recovery rates, may render Barrick’s proven and probable reserves uneconomic to develop at a particular site or sites for periods of time or may render mineral reserves containing relatively lower grade mineralization uneconomic. Moreover, short-term operating factors relating to the mineral reserves, such as the need for the orderly development of orebodies, the processing of new or different ore grades, the technical complexity or ore bodies, unusual or unexpected ore body formations, ore dilution or varying metallurgical and other ore characteristics may cause mineral reserves to be reduced or Barrick to be unprofitable in any particular accounting period. Estimated reserves may have to be recalculated based on actual production experience. Any of these factors may require Barrick to reduce its mineral reserves and resources, which could have a negative impact on Barrick’s financial results.

Failure to obtain or maintain necessary permits or government approvals or changes to applicable legislation could also cause Barrick to reduce its reserves. In addition, changes to mine plans due to capital allocation decisions could cause Barrick to reduce its reserves. There is also no assurance that Barrick will achieve indicated levels of gold or copper recovery or obtain the prices assumed in determining such reserves.

Price volatility and availability of other commodities

The profitability of Barrick’s business is affected by the market prices of commodities produced as by-products at Barrick’s mines, such as silver, as well as the cost and availability of commodities and critical parts and equipment which are consumed or otherwise used in connection with Barrick’s operations and projects, including, but not limited to, diesel fuel, natural gas, electricity, acid, steel, concrete and cyanide. Prices of such commodities can be subject to volatility, which can be material and can occur over short periods of time, and are affected by factors that are beyond Barrick’s control. An increase in the cost, or decrease in the availability, of construction materials such as steel and concrete may affect the timing and cost of Barrick’s projects. If Barrick’s proceeds from the sale of by-products were to decrease significantly, or the costs of certain commodities consumed or otherwise used in connection with Barrick’s operations and projects were to increase, or their availability to decrease, significantly, and remain at such levels for a substantial period of time, Barrick may determine that it is not economically feasible to continue commercial production at some or all of Barrick’s operations or the development of some or all of Barrick’s current projects, which could have an adverse impact on Barrick as described under “ – Metal price volatility” above.

Infrastructure and information technology systems

Barrick’s mining, processing, development and exploration activities depend on adequate infrastructure and dependable information technology systems. Reliable power sources, water supply, roads and other infrastructure are important for our operations. Water shortages, power outages, sabotage, community, government or other interference in the maintenance or provision of such infrastructure could adversely affect Barrick’s business, financial condition and results of operations.

Barrick is also dependent upon information technology systems in the conduct of its operations. The Company could be adversely affected by network disruptions from a variety of sources, including, without limitation, computer viruses, security breaches, cyber-attacks, natural disasters and defects in design. Given the unpredictability of the timing, nature and scope of information technology disruptions, Barrick could potentially be subject to production downtimes, operational delays, destruction or corruption of data, any of which could have a material adverse effect on the Company’s cash flows, competitive position, financial condition or results of operations.

Reputational risk

As a result of the increased usage and the speed and global reach of social media and other web-based tools used to generate, publish and discuss user-generated content and to connect with other users, companies today are at much greater risk of losing control over how they are perceived in the marketplace. Damage to Barrick’s reputation can be the result of the actual or perceived occurrence of any number of events, and could include any negative publicity (for example, with respect to Barrick’s handling of environmental matters or the Company’s dealings with community groups), whether true or not. Barrick places a great emphasis on protecting its image and reputation, but the Company does not ultimately have direct control over how it is perceived by others. Reputation loss may lead to increased challenges in developing and maintaining community relations, decreased investor confidence and an impediment to Barrick’s overall ability to advance its projects, thereby having a material adverse impact on financial performance, cash flows and growth prospects.

Mining risks and insurance risks

The mining industry is subject to significant risks and hazards, including environmental hazards, industrial accidents, unusual or unexpected geological conditions, labor force disruptions, civil strife, unavailability of materials and equipment, weather conditions, pit wall failures, rock bursts, cave-ins, flooding, seismic activity and water conditions, most of which are beyond Barrick’s control. Barrick is also exposed to theft or loss of gold bullion, copper cathode or gold/copper concentrate. These risks and hazards could result in: damage to, or destruction of, mineral properties or producing facilities; personal injury or death; environmental damage; delays in mining; and monetary losses and possible legal liability. As a result, production may fall below historic or estimated levels and Barrick may incur significant costs or experience significant delays that could have a material adverse effect on Barrick’s financial performance, liquidity and results of operations.

Barrick maintains insurance to cover some of these risks and hazards. The insurance is maintained in amounts that are believed to be reasonable depending on the circumstances surrounding the identified risk. No assurance can be given that such insurance will continue to be available, or that it will be available at economically feasible premiums, or that Barrick will maintain such insurance. Barrick’s property, liability and other insurance may not provide sufficient coverage for losses related to these or other risks or hazards. In addition, Barrick does not have coverage for certain environmental losses and other risks, as such coverage cannot be purchased at a commercially reasonable cost. The lack of, or insufficiency of, insurance coverage could adversely affect Barrick’s cash flow and overall profitability.

Production and cost estimates

Barrick prepares estimates of future production, cash costs and capital costs of production for particular operations. No assurance can be given that such estimates will be achieved. Failure to achieve production or cost estimates or material increases in costs could have an adverse impact on Barrick’s future cash flows, profitability, results of operations and financial condition.

Barrick’s actual production and costs may vary from estimates for a variety of reasons, including: actual ore mined varying from estimates of grade, tonnage, dilution and metallurgical and other characteristics; short-term operating factors relating to the ore reserves, such as the need for sequential development of orebodies and the processing of new or different ore grades; revisions to mine plans; unusual or unexpected orebody formations; risks and hazards associated with mining; natural phenomena, such as inclement weather conditions, water availability, floods, and earthquakes; and unexpected labor shortages or strikes. Costs of production may also be affected by a variety of factors, including: changing waste-to-ore ratios, ore grade metallurgy, labor costs, the cost of commodities, general inflationary pressures and currency exchange rates.

Security and human rights

Civil disturbances and criminal activities such as trespass, illegal mining, sabotage, theft and vandalism have caused disruptions at certain of Barrick’s operations, including the Porgera mine in Papua New Guinea, the Lagunas Norte and Pierina (now in closure) mines in Peru and the Pueblo Viejo mine in the Dominican Republic and certain of Acacia’s operations in Tanzania, occasionally resulting in the suspension of operations. Affected sites have taken measures to protect their employees, property and production facilities from these risks. Certain sites have engaged armed and unarmed security personnel and installed perimeter fencing, walls and cameras in sensitive areas, such as main entrances and processing plants. Some sites have entered into arrangements with law enforcement agencies to provide policing and law and order in the areas surrounding the applicable site. Incidents of criminal activity, trespass, illegal mining, theft and vandalism have occasionally led to conflict with security personnel and/or police, which in some cases resulted in injuries and/or fatalities. The measures that have been implemented by the Company or Acacia will not guarantee that such incidents will not continue to occur and such incidents may halt or delay production, increase operating costs, result in harm to employees or trespassers, decrease operational efficiency, increase community tensions or result in criminal and/or civil liability for the Company or its employees and/or financial damages or penalties.

The manner in which the Company’s or Acacia’s personnel respond to civil disturbances and criminal activities can give rise to additional risks where those responses are not conducted in a manner that is consistent with international standards relating to the use of force and respect for human rights (see “Narrative Description of the Business – Corporate Social Responsibility”). Barrick and Acacia have implemented a number of significant measures and safeguards which are intended to ensure that their personnel understand and uphold these standards. The implementation of these measures will not guarantee that the Company’s or Acacia’s personnel will uphold these standards in every instance. The failure to conduct security operations in accordance with these standards can result in harm to employees or community members, increase community tensions, reputational harm to Barrick and its partners or result in litigation, criminal and/or civil liability for the Company, Acacia or their respective employees and/or financial damages or penalties.

Illegal mining, which involves trespass into the operating area of the mine, is both a security and safety issue at the Porgera mine and at certain of Acacia’s operations in Tanzania. The illegal miners from time to time have clashed with mine security staff and law enforcement personnel who have attempted to move them away from the facilities. The presence of the illegal miners, given the nature of the mines’ operations, creates a safety issue for the illegal miners as well as Barrick’s and Acacia’s employees and can cause disruptions to mine operations.

It is not possible to determine with certainty the future costs that Barrick may incur in dealing with the issues described above at its operations. However, if the number of incidents increases, costs associated with security, in the case of civil disturbances and illegal mining, may also increase, affecting profitability.

Community relations and license to operate

The Company’s relationship with the communities in which it operates are critical to ensure the future success of its existing operations and the construction and development of its projects. There is an increasing level of public concern relating to the perceived effect of mining activities on the environment and on communities impacted by such activities. Certain non-governmental organizations (“NGOs”), some of which oppose globalization and resource development, are often vocal critics of the mining industry and its practices, including the use of cyanide and other hazardous substances in processing activities. Adverse publicity generated by such NGOs or others related to extractive industries generally, or Barrick’s operations specifically, could have an adverse effect on the Company’s reputation or financial condition and may impact its relationship with the communities in which it operates. While Barrick is committed to operating in a socially responsible manner, there is no guarantee that the Company’s efforts in this respect will mitigate this potential risk. Barrick has implemented extensive community relations and security and safety initiatives to anticipate and manage social issues that may arise at its operations.

Government regulation and changes in legislation

The Company’s business is subject to various levels of government controls and regulations, which are supplemented and revised from time to time. Barrick is unable to predict what legislation or revisions may be proposed that might affect its business or when any such proposals, if enacted, might become effective. Such changes, however, could require increased capital and operating expenditures and could prevent or delay certain operations by the Company. To the extent that Barrick fails to or is alleged to fail to comply with any applicable regulation, whether in the future or in the past, the Company may be unable to continue to operate successfully at a particular location. See “Legal Matters – Government Controls and Regulations”.

Currency fluctuations

Currency fluctuations may affect the costs Barrick incurs at its operations and may affect Barrick’s operating results and cash flows. Gold and copper are each sold throughout the world based principally on the U.S. dollar price, but a portion of Barrick’s operating expenses are incurred in local currencies, such as the Australian dollar, Canadian dollar, Chilean peso, Argentine peso, Dominican peso, Peruvian sol, the Papua New Guinea kina, Tanzanian shilling and the Zambian kwacha. Appreciation of certain non-U.S. dollar currencies against the U.S. dollar would increase the costs of production at Barrick’s mines, making such mines less profitable. Barrick enters into currency hedging contracts to mitigate the impact on operating costs of the appreciation of certain non-U.S. dollar currencies against the U.S. dollar. Barrick may incur an opportunity loss if the U.S. dollar appreciates in value relative to non-U.S. dollar currencies. Assuming December 31, 2014 market exchange rate curves and year-end spot price levels of A$0.82 against the U.S. dollar and C$1.16 and CLP607 for the U.S. dollar against the Canadian dollar and Chilean peso, respectively, Barrick expects to record losses on its operating costs of approximately $54 million in 2015 (approximately $9 per ounce on total forecasted 2015 production). These hedging activities do not cover all of Barrick’s future expected operating costs. There can be no assurance that Barrick will continue the hedging activities that it currently undertakes. See “ – Use of derivatives” and “Enterprise Risk Management - Financial Risk Management.”

U.S. Foreign Corrupt Practices Act and similar worldwide anti-bribery laws

The U.S. Foreign Corrupt Practices Act, the Canadian Corruption of Foreign Public Officials Act, the U.K. Bribery Act and anti-bribery laws in other jurisdictions, generally prohibit companies and their intermediaries from making improper payments for the purpose of obtaining or retaining business or other commercial advantage. Barrick’s policies mandate compliance with these anti-bribery laws, which often carry substantial penalties. Barrick operates in jurisdictions that have experienced governmental and private sector corruption to some degree, and, in certain circumstances, strict compliance with anti-bribery laws may conflict with certain local customs and practices. There can be no assurance that Barrick’s internal control policies and procedures will always protect it from reckless or other inappropriate acts committed by the Company’s affiliates, employees or agents. Violations of these laws, or allegations of such violations, could have a material adverse effect on

Barrick’s reputation, as well as business, financial position and results of operations and could cause the market value of Barrick’s common shares to decline.

Interest rates

A significant, prolonged decrease in interest rates could have a material adverse impact on the interest earned on Barrick’s cash balances ($2.7 billion at December 31, 2014). The Company’s interest rate exposure mainly relates to the mark-to-market value of derivative instruments; and to the interest payments on its variable-rate debt ($1.0 billion at December 31, 2014, which includes 100% of the variable-rate portion of non-recourse project financing facility for Pueblo Viejo drawn as of such date). There can be no assurance that Barrick will continue the hedging activities that it currently undertakes. See “ – Use of derivatives” and “Enterprise Risk Management - Financial Risk Management.”

Use of derivatives

Barrick uses certain derivative products to manage the risks associated with gold, copper and silver price volatility, changes in other commodity input prices, interest rates, foreign currency exchange rates and energy prices. The use of derivative instruments involves certain inherent risks including: (i) credit risk - the risk that the creditworthiness of a counterparty may adversely affect its ability to perform its payment and other obligations under its agreement with Barrick or adversely affect the financial and other terms the counterparty is able to offer Barrick; (ii) market liquidity risk – the risk that Barrick has entered into a derivative position that cannot be closed out quickly, by either liquidating such derivative instrument or by establishing an offsetting position; and (iii) unrealized mark-to-market risk – the risk that, in respect of certain derivative products, an adverse change in market prices for commodities, currencies or interest rates will result in Barrick incurring an unrealized mark-to-market loss in respect of such derivative products. See “ – Global financial conditions.”

Litigation

Barrick is currently subject to litigation and may be involved in disputes with other parties in the future which may result in litigation. The results of litigation cannot be predicted with certainty. The costs of defending or settling such litigation can be significant. If Barrick is unable to resolve these disputes favourably, it may have a material adverse impact on Barrick’s financial performance, cash flow and results of operations. See “Legal Matters – Legal Proceedings”.

Title to properties

The validity of mining claims, which constitute most of Barrick’s property holdings, can be uncertain and may be contested. Although Barrick has attempted to acquire satisfactory title to its properties, some risk exists that some titles, particularly title to undeveloped properties, may be defective.

Acquisitions and integration

From time to time, Barrick examines opportunities to acquire additional mining assets and businesses. Any acquisition that Barrick may choose to complete may be of a significant size, may change the scale of Barrick’s business and operations, and may expose Barrick to new or greater geographic, political, operating, financial, legal and geological risks. Barrick’s success in its acquisition activities depends on its ability to identify suitable acquisition candidates, negotiate acceptable terms for any such acquisition, and integrate the acquired operations successfully with those of Barrick. Any acquisitions would be accompanied by risks. For example, there may be a significant change in commodity prices after Barrick has committed to complete the transaction and established the purchase price or exchange ratio; a material orebody may prove to be below expectations; Barrick may have difficulty integrating and assimilating the operations and personnel of any acquired companies, realizing anticipated synergies and maximizing the financial and strategic position of the combined enterprise, and maintaining uniform standards, policies and controls across the organization; the integration of the acquired business or assets may disrupt Barrick’s ongoing business and its relationships with employees, customers, suppliers and contractors; and the acquired business or assets may have unknown liabilities which may be significant. In the event that Barrick chooses to raise debt capital to finance any such acquisition, Barrick’s leverage will be increased. If Barrick chooses to use equity as consideration for such acquisition, existing shareholders may suffer dilution. In addition, recently many companies in the mining industry have seen substantial downward pressure on their equity values after announcing significant acquisitions. There is a risk that if Barrick were to announce a significant acquisition, the value of Barrick’s common shares could decrease over the short, medium and/or long term. There can be no assurance that Barrick would be successful in overcoming these risks or any other problems encountered in connection with such acquisitions.

Employee relations

Barrick’s ability to achieve its future goals and objectives is dependent, in part, on maintaining good relations with its employees and minimizing employee turnover. Work stoppages or other industrial relations events at Barrick’s major capital projects could lead to project delays or increased costs. These events could arise out of the unionized workforce of Barrick’s project contractors. A prolonged labor disruption at any of its material properties could have a material adverse impact on its operations as a whole.

Availability and increased cost of critical parts, equipment and skilled labor

An increase in worldwide demand for critical resources such as input commodities, drilling equipment, tires and skilled labor may cause unanticipated cost increases and delays in delivery times, thereby impacting the Company’s operating costs, capital expenditures and production schedules.

Joint ventures

Certain of the properties in which Barrick has an interest are operated through joint ventures with other mining companies. As part of its debt reduction strategy for 2015, Barrick will consider entering into new joint ventures and strategic partnerships. Any failure of Barrick’s joint venture partners to meet their obligations to Barrick or to third parties, or any disputes with respect to the parties’ respective rights and obligations, could have a material adverse effect on the joint ventures or their properties. In addition, Barrick may be unable to exert control over strategic decisions made in respect of such properties.

Internal control environment

Internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. Disclosure controls and procedures are designed to ensure that information required to be disclosed by a company in reports filed with securities regulatory agencies is recorded, processed, summarized and reported on a timely basis and is accumulated and communicated to a company’s management, including its Co-Presidents and Chief Financial Officer, as appropriate, to allow timely decisions regarding required disclosure. Barrick has invested resources to document and analyze its system of disclosure controls and its internal control over financial reporting. A control system, no matter how well designed and operated, can provide only reasonable, not absolute, assurance with respect to the reliability of financial reporting and financial statement preparation (see “Enterprise Risk Management” and “Internal Control Over Financial Reporting and Disclosure Controls and Procedures”).

Competition

Barrick competes with other mining companies and individuals for mining claims and leases on exploration properties, the acquisition of mining assets and access to water, power and other required infrastructure. This competition may increase Barrick’s cost of acquiring suitable claims, properties and assets, should they become available to Barrick. Barrick also competes with other mining companies to attract and retain key executives and employees. There can be no assurance that Barrick will continue to be able to compete successfully with its competitors in acquiring properties, assets or access to infrastructure or in attracting and retaining skilled and experienced employees.

Ability to support the carrying value of goodwill and non-current assets

As of December 31, 2014, the carrying value of Barrick’s goodwill was approximately $4.4 billion or 13% of Barrick’s total assets. Goodwill is allocated to each cash generating unit (“CGU”), where CGUs generally represent individual mineral properties. Goodwill is tested annually for impairment at the beginning of the fourth quarter. In addition, at each reporting period Barrick assesses whether there is an indication that goodwill is impaired and, if there is such an indication, Barrick would test for goodwill impairment at that time. The test for goodwill impairment involves a comparison of the recoverable amount of an operating segment to its carrying value. A goodwill impairment charge is recognized for any excess of the carrying amount of the operating segment over its recoverable amount.

Non-current assets are tested for impairment when events or changes in circumstances suggest that the carrying amount of these assets may not be recoverable. The impairment test is carried out using the same approach that is used for goodwill.

Barrick recorded after-tax impairment charges of $3.4 billion for the year ended December 31, 2014. The assessment for goodwill and non-current asset impairment is subjective and requires management to make estimates and assumptions for a number of factors that market participants would make about the recoverable amount of the CGU, including estimates of production levels, operating costs and capital expenditures reflected in Barrick’s life-of-mine plans, as well as economic factors beyond management’s control, such as gold and copper prices, discount rates and observable net asset value multiples. Should management’s estimate of the future not reflect actual events, further goodwill or non-current asset impairment charges may materialize and the timing and amount of such impairment charges is difficult to predict.

Holding of Acacia

On March 24, 2010, Acacia began operating as a separate, publicly traded company that holds all of Barrick’s former African gold mines, gold projects and gold exploration properties. Barrick retained an equity interest of 73.9% in Acacia. This holding was reduced to 63.9% following the partial divestment of shares completed on March 11, 2014. The board of directors and/or executive management team of Acacia may determine to undertake actions that are different than those that the board of directors and/or executive management team of Barrick would have taken. In addition, the minority shareholders of Acacia represent an important stakeholder group that is required to be considered in Acacia’s corporate governance and decision-making. Given the potential divergence in stakeholder interests, there is a risk that actions undertaken by Acacia could differ from actions that would have been taken by Barrick and in certain circumstances could adversely affect Barrick’s reputation and/or result in potential civil or criminal liability for the Company. In addition, holding a controlling equity interest in a London Stock Exchange-listed company such as Acacia places certain practical and regulatory constraints on the manner in which Barrick could dispose of its interest in Acacia, should it determine it wishes to do so. Furthermore, such market fluctuations could adversely affect the market price of Acacia and the value which Barrick could realize on this investment.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

Reference is made to the Management’s Discussion and Analysis of Financial and Operating Results of the Company (IFRS) for the year ended December 31, 2014, which is available on SEDAR at www.sedar.com and on EDGAR at www.sec.gov as an exhibit to Barrick’s Form 40-F.

CONSOLIDATED FINANCIAL STATEMENTS

Reference is made to the Company’s Consolidated Financial Statements as at and for the year ended December 31, 2014 (IFRS), which is available on SEDAR at www.sedar.com and on EDGAR at www.sec.gov as an exhibit to Barrick’s Form 40-F.

CAPITAL STRUCTURE

Set forth below is a description of Barrick’s share capital. The following statements are brief summaries of, and are subject to the provisions of, the articles of amalgamation and by-laws of Barrick and the relevant provisions of the Business Corporations Act (Ontario).

General

Barrick’s authorized share capital consists of an unlimited number of Barrick common shares, an unlimited number of first preferred shares issuable in series (the “First Preferred Shares”) and an unlimited number of second preferred shares issuable in series (the “Second Preferred Shares”).

Common Shares

The holders of Barrick common shares are entitled to one vote for each share on all matters submitted to a vote of shareholders and do not have cumulative voting rights. The holders of Barrick common shares are entitled to receive dividends if, as and when declared by the Board of Directors of Barrick in respect of the Barrick common shares. Subject to the prior rights of the holders, if any, of the First Preferred Shares and Second Preferred Shares then outstanding and of the shares then outstanding of any other class ranking senior to the Barrick common shares, the holders of Barrick common shares are entitled to share ratably in any distribution of the assets of Barrick upon liquidation, dissolution or winding-up, after satisfaction of all debts and other liabilities. As of March 20, 2015, there were 1,164,669,708 Barrick common shares issued and outstanding.

The rights, preferences and privileges of holders of Barrick common shares are subject to the rights of the holders of shares of any series of First Preferred Shares or Second Preferred Shares or any other class ranking senior to the Barrick common shares that Barrick may issue in the future.

There are no limitations contained in the articles or by-laws of Barrick or the Business Corporations Act (Ontario) on the ability of a person who is not a Canadian resident to hold Barrick common shares or exercise the voting rights associated with Barrick common shares. The Barrick common shares are not subject to any exchange, conversion, exercise, redemption, retraction, surrender or similar rights or restrictions.

Preferred Shares

First Preferred Shares and Second Preferred Shares may be issued from time to time in series. The Board of Directors of the Company determines by resolution the designation, rights, privileges, restrictions and conditions to be attached to each such series.

The Company is entitled to redeem all or any part of the First Preferred Shares or Second Preferred Shares of any series on payment for each share of the amount equal to the result obtained when the stated capital account for the series is divided by the number of issued and outstanding shares of such series together with such premium, if any, as may be determined by the Board of Directors in connection with its determination of the designation, rights, privileges, restrictions and conditions to be attached to the applicable series, and all declared and unpaid dividends thereon. The Company is also entitled to purchase for cancellation all or any part of the First Preferred Shares of any series.

The First Preferred Shares and the Second Preferred Shares of each series are entitled to a preference over the common shares of the Company and any other shares ranking junior to the First Preferred Shares or Second Preferred Shares, as the case may be, with respect to the payment of dividends and the distribution of assets in the event of a liquidation, dissolution or winding-up of the Company. Any series of First Preferred Shares or Second Preferred Shares may also be given such other preferences over the common shares and any other shares ranking junior to the First Preferred Shares or Second Preferred Shares, as the case may be, as may be determined. In the event of a liquidation, dissolution or winding-up of the Company, the holders of the First Preferred Shares are entitled to receive, in the aggregate, the amount of the stated capital account of the First Preferred Shares plus all declared and unpaid dividends plus, if the liquidation, dissolution or winding-up is voluntary, any premium to which the shares would be entitled on a redemption, before any amount is paid or property or assets are distributed to the holders of common shares or any other shares ranking junior to the First Preferred Shares. After payment of such amount, the holders of the First Preferred Shares are not entitled to share in any further distribution of the property or assets of the Company. In the event of a liquidation, dissolution or winding-up of the Company, the holders of the Second Preferred Shares are entitled to receive, in the aggregate, the amount of the stated capital account of the Second Preferred Shares plus all declared and unpaid dividends plus, if the liquidation, dissolution or winding-up is voluntary, any premium to which the shares would be entitled on a redemption, before any amount is paid or property or assets are distributed to the holders of common shares or any other shares ranking junior to the Second Preferred Shares. After payment of such amount, the holders of the Second Preferred Shares are not entitled to share in any further distribution of the property or assets of the Company.

The holders of First Preferred Shares and Second Preferred Shares are entitled to receive fixed, non-cumulative preferential quarterly cash dividends at such rate and on such dates as may be determined by the Board of Directors in connection with its determination of the designation, rights, privileges, restrictions and conditions to be attached to the applicable series.

The approval of the holders of the First Preferred Shares or the Second Preferred Shares is required to delete or vary any right, privilege, restriction or condition attaching to the First Preferred Shares or Second Preferred Shares, as the case may be, as a class and any other matter requiring the approval or consent of the holders of the First Preferred Shares or the Second Preferred Shares, as the case may be, as a class.

The first series of First Preferred Shares is designated as “$0.114 Non-cumulative Redeemable Convertible First Preferred Shares, Series A” (the “First Preferred Shares, Series A”), consisting of 10,000,000 First Preferred Shares. In addition to the rights, privileges, restrictions and conditions attached to the First Preferred Shares as a class, the First Preferred Shares, Series A are entitled to fixed non-cumulative preferential cash dividends of C$0.114 per year, payable quarterly and can be converted into common shares on a one for one basis (subject to adjustment) if called for redemption. The redemption price for the First Preferred Shares, Series A is initially C$1.90 per share, but it may change if the Company gives notice that it has determined that the market price of the First Preferred Shares, Series A is a stipulated price. On or after the day that is 30 days after such notice is given, a holder of First Preferred Shares, Series A can require the Company to redeem his or her First Preferred Shares, Series A. The approval of the holders of the First Preferred Shares, Series A is required in respect of certain changes to the provisions relating to the First Preferred Shares or the First Preferred Shares, Series A. As of March 20, 2015, there were no First Preferred Shares, Series A issued and outstanding.

The second series of First Preferred Shares is designated as “$0.126 Non-cumulative Redeemable Convertible First Preferred Shares, Series B” (the “First Preferred Shares, Series B”), consisting of 10,000,000 First Preferred Shares. In addition to the rights, privileges, restrictions and conditions attached to the First Preferred Shares as a class, the First Preferred Shares, Series B are entitled to fixed non-cumulative preferential cash dividends of C$0.126 per year, payable quarterly and can be converted into common shares on a one for one basis (subject to adjustment) if called for redemption. The redemption price for each First Preferred Share, Series B is its stated capital (being C$2.10 per share) plus a premium of C$0.2625 per share, together with all declared and unpaid dividends. The approval of the holders of the First Preferred Shares, Series B is required in respect of certain changes to the provisions relating to the First Preferred Shares or the First Preferred Shares, Series B. No class of shares may be created or issued ranking as to capital or dividends prior to or on parity with the First Preferred Shares except with the prior approval of the holders of the First Preferred Shares, Series B. As of March 20, 2015, there were no First Preferred Shares, Series B issued and outstanding.

The third series of First Preferred Shares is designated as “First Preferred Shares, Series C Special Voting Share” (the “Special Voting Share”), consisting of one Special Voting Share. The Special Voting Share was issued to effect the assumption by Barrick of the BGI exchangeable share structure in connection with the acquisition of Homestake. In addition to the rights, privileges, restrictions and conditions attached to the First Preferred Shares as a class, except as otherwise required by applicable law, the holder of record of the Special Voting Share has a number of votes equal to the number of BGI exchangeable shares outstanding from time to time, which are not owned by Barrick or its subsidiaries or affiliates, multiplied by 0.53. The holder of the Special Voting Share will vote together with the holders of Barrick common shares as a single class on all matters submitted to a vote of the holders of the Barrick common shares, except as may be required by applicable law. The holder of the Special Voting Share is entitled to receive, in any distribution of property or assets of Barrick upon any liquidation, dissolution or winding-up of Barrick, an amount equal to the stated capital of the share plus all declared and unpaid dividends on the share, before any amount is paid or distributed in respect of the Barrick common shares or any other Barrick shares ranking junior to the Special Voting Share. The holder of the Special Voting Share is entitled to receive a dividend of C$0.04 per year. All outstanding BGI exchangeable shares (other than BGI exchangeable shares owned by Barrick or any subsidiary or affiliate of Barrick) were redeemed by Barrick on February 27, 2009. The Special Voting Share was redeemed and cancelled by Barrick in March 2009.

The first series of Second Preferred Shares is designated as “$0.222 Non-cumulative Redeemable Convertible Second Preferred Shares, Series A” (the “Second Preferred Shares, Series A”), consisting of 15,000,000 Second Preferred Shares. In addition to the rights, privileges, restrictions and conditions attached to the Second Preferred Shares as a class, the Second Preferred Shares, Series A are entitled to fixed non-cumulative preferential cash dividends of C$0.222 per year, payable quarterly and can be converted into common shares on a one for one basis (subject to adjustment) if called for redemption. The redemption price for each Second Preferred Share, Series A is C$2.43 per share, together with all declared and unpaid dividends. A holder of Second Preferred Shares, Series A can require the Company to redeem his or her Second Preferred Shares, Series A at the redemption price. The approval of the holders of the Second Preferred Shares, Series A is required in respect of certain changes to the provisions relating to the Second Preferred Shares or the Second Preferred Shares, Series A. No class of shares may be created or issued ranking as to capital or dividends prior to or on parity with the Second Preferred Shares (with the exception of the First Preferred Shares) except with the prior approval of the holders of the Second Preferred Shares, Series A. As of March 20, 2015, there were no Second Preferred Shares, Series A issued and outstanding.

RATINGS

The following table sets out the ratings of Barrick’s corporate debt by the rating agencies indicated as at March 20, 2015:

Rating Agency
	Moody’s Investors Service	Standard & Poor’s Ratings Services	DBRS
Senior Unsecured Debt	Baa2	BBB-	BBB

Moody’s Investors Service (“Moody’s”) credit ratings for long-term debt are on a rating scale that ranges from Aaa to C, which represents the range from highest to lowest quality of such securities rated. According to Moody’s, a rating of Baa is the fourth highest of nine major categories. Moody’s applies numerical modifiers 1, 2 and 3 to each generic rating classification from Aa through Caa in its corporate bond rating system. The 1 modifier indicates that the obligation ranks in the higher end of its generic rating category; the 2 modifier indicates a mid-range ranking; and the 3 modifier indicates that the obligation ranks in the lower end of its generic rating category. A Moody’s rating outlook is an opinion regarding the likely rating direction over the medium term. Ratings outlooks fall into four categories: positive, negative, stable, and developing. A stable outlook indicates a low likelihood of a rating change over the medium term. A negative, positive or developing outlook indicates a higher likelihood of a rating change over the medium term. The time between the assignment of a new rating outlook and a subsequent rating action has historically varied widely. On average, the next rating action has followed within about a year. The next rating action subsequent to the assignment of a negative rating outlook has historically been a downgrade or review for possible downgrade. In April 2013, Moody’s lowered their rating on the Company’s senior unsecured debt from Baa1 to Baa2 and assigned a negative outlook. In November 2014, Moody’s affirmed the Baa2 rating, noting Barrick’s excellent liquidity, but maintaining a negative outlook due to execution risks associated with Barrick’s plans to reduce debt as well as the risk of deteriorating credit metrics at a sustained gold price below $1,200 per ounce. According to the Moody’s rating system, long-term obligations rated Baa are judged to be medium-grade and subject to moderate credit risk and, as such, may possess certain speculative characteristics.

Standard & Poor’s Ratings Services (“S&P”) credit ratings for long-term debt are on a rating scale that ranges from AAA to D, which represents the range from highest to lowest quality of such securities rated. The BBB rating is the fourth highest of ten major categories. The ratings from AA to CCC may be modified by the addition of a plus (+) or minus (–) sign to show relative standing within the major rating categories. If S&P anticipates that a credit rating may change in the next six to 24 months, it may issue an updated ratings outlook indicating whether the possible change is likely to be “positive,” “negative,” “stable,” or “developing”. However, a rating outlook does not mean that a rating change is inevitable. In April 2013, S&P lowered their rating on the Company’s long-term corporate credit to BBB from BBB+ and also placed a negative rating outlook on the rating. In May 2014, S&P affirmed the BBB rating with a negative outlook, noting recent cost reductions and asset sales had improved operating and financial leverage, but that high debt levels made core credit measures highly sensitive to modest changes in gold prices. In March 2015, S&P lowered the Company’s long-term corporate credit rating to BBB- and also placed a stable outlook on the rating, noting the Company’s liquidity position as strong and that the downgrade reflects their revised estimates for the Company following the release of its year-end 2014 results. According to the S&P rating system, debt securities rated in the BBB category are more subject to adverse economic conditions than obligations in higher-rated categories. However, the obligor is deemed to have adequate capacity to meet its financial commitments.

DBRS Limited (“DBRS”) uses a long-term debt rating scale that ranges from AAA to D, which represents the range from highest to lowest quality of such securities rated, and, with the exception of the AAA and D categories, also contains the subcategories “high” and “low.” The absence of either a “high” or “low” designation indicates the rating is in the “middle” of the category. In March 2014, DBRS lowered their rating on the Company’s senior unsecured debt to BBB from BBB (high) and assigned a negative trend, reflecting deterioration in the Company’s financial metrics, ongoing challenges regarding indebtedness, uncertain gold and copper prices and the anticipated need to fund the completion of the Pascua-Lama project before its long-term benefit from production can be derived. According to DBRS, a rating of BBB is in the fourth highest of ten major categories and is of adequate credit quality. The capacity for the payment of financial obligations is considered acceptable, but of lesser credit quality than A. While BBB is a respectable rating, entities in this category are considered to be vulnerable to future events.

Barrick understands that the ratings are based on, among other things, information furnished to the above ratings agencies by Barrick and information obtained by the ratings agencies from publicly available sources. The credit ratings given to Barrick’s debt instruments by the rating agencies are not recommendations to buy, hold or sell such debt instruments since such ratings do not comment as to market price or suitability for a particular investor. There is no assurance that any rating will remain in effect for any given period of time or that any rating will not be revised or withdrawn entirely by a rating agency in the future if, in its judgment, circumstances so warrant. Credit ratings are intended to provide investors with (i) an independent measure of the credit quality of an issue of securities; (ii) an indication of the likelihood of repayment for an issue of securities; and (iii) an indication of the capacity and willingness of the issuer to meet its financial obligations in accordance with the terms of those securities. Credit ratings accorded to Barrick’s debt instruments may not reflect the potential impact of all risks on the value of such instruments, including risks related to market or other factors discussed in this Annual Information Form (see also “Risk Factors”).

Barrick has paid each of Moody’s and S&P their customary fees in connection with the provision of the above credit ratings. The Company has not made any payments to DBRS and no payments have been made to Moody’s and S&P unrelated to the provision of their rating services for the last two years.

MARKET FOR SECURITIES

Barrick’s common shares are listed and posted for trading on the Toronto Stock Exchange and the New York Stock Exchange under the symbol ABX. The following table outlines the closing share price trading range and volume of shares traded by month in 2014, based on trading information published by each Exchange.

	Toronto Stock Exchange			New York Stock Exchange
	Share Price Trading Range		Share Volume	Share Price Trading Range		Share Volume
	High	Low		High	Low
2014	(C$ per share)		(millions)	($ per share)		(millions)
January	22.12	19.00	70	19.95	17.59	78
February	23.78	20.34	68	21.45	18.34	71
March	23.40	19.58	60	21.10	17.72	73
April	20.97	18.92	65	19.22	17.17	71
May	19.38	16.81	43	17.65	15.47	51
June	19.65	17.14	50	18.34	15.69	55
July	20.78	19.21	55	19.48	18.02	63
August	21.14	19.43	30	19.36	17.75	40
September	19.77	16.32	46	18.13	14.56	63
October	16.80	12.80	54	15.03	11.45	95
November	15.05	12.43	61	13.32	10.91	105
December	14.37	11.67	79	12.52	10.05	137

Acacia’s common shares are listed and posted for trading on the London Stock Exchange under the symbol ACA. The following table outlines the closing share price trading range and volume of shares traded by month in 2014, based on trading information provided by the LSE.

	London Stock Exchange Share Price Trading Range		Share Volume
	High	Low
2014	(UK£ per share)		(millions)
January	222.4	184.2	20
February	291.9	220.0	24
March	320.0	240.7	38
April	266.1	248.0	14
May	242.3	214.1	17
June	224.2	204.6	25
July	264.5	217.9	17
August	264.7	231.5	9
September	246.8	207.5	15
October	220.9	195.0	19
November	236.3	200.5	18
December	258.5	234.0	11

MATERIAL CONTRACTS

Set out below is a description of Barrick’s material contracts as at December 31, 2014.

On March 6, 2003, Placer Dome entered into an Indenture (the “2003 Indenture”) with Deutsche Bank Trust Company Americas in connection with the issuance of senior debt securities.

On March 6, 2003, Placer Dome entered into a First Supplemental Indenture with Deutsche Bank Trust Company Americas in connection with the issuance and sale by Placer Dome of $200 million principal amount of 6.375% debentures on March 6, 2003. This First Supplemental Indenture, together with the original 2003 Indenture, sets out the terms and conditions pertaining to the $200 million principal amount 6.375% debentures.

On October 10, 2003, Placer Dome entered into a Second Supplemental Indenture with Deutsche Bank Trust Company Americas in connection with the issuance and sale by Placer Dome of $300 million principal amount of 6.45% debentures on October 10, 2003. This Second Supplemental Indenture, together with the original 2003 Indenture, sets out the terms and conditions pertaining to the $300 million principal amount 6.45% debentures.

On November 12, 2004, Barrick entered into an Indenture with Barrick Gold Inc., Barrick Gold Finance Company and JPMorgan Chase Bank (the “2004 Indenture”). Pursuant to the 2004 Indenture, (a) Barrick issued $200 million principal amount of 5.80% notes due 2034 (the “Barrick 2034 Notes”), (b) Barrick Gold Finance Company issued $200 million principal amount of 5.80% notes due 2034 (the “BGFC 2034 Notes”), and (c) Barrick Gold Finance Company issued $350 million principal amount of 4.875% notes due 2014 (the “BGFC 2014 Notes”), all on November 12, 2004. On December 16, 2013, the entire balance of the BGFC 2014 Notes was repaid in full. The 2004 Indenture sets out the terms and conditions pertaining to the Barrick 2034 Notes and the BGFC 2034 Notes. The BGFC 2034 Notes are unconditionally guaranteed by Barrick.

On October 12, 2006, Barrick International (Barbados) Corp., formerly Barrick International Bank Corp. (“BIBC”) issued an aggregate of $1 billion of notes (the “BIBC Notes”) comprised of $400 million of 5.75% notes due 2016 and $600 million of 6.35% notes due 2036 pursuant to an Indenture dated as of the same date among BIBC, as issuer, Barrick (HMC) Mining Company (“Barrick (HMC)”), as initial joint obligor, Barrick, as parent guarantor and The Bank of New York, as trustee (the “2006 Indenture”). The 2006 Indenture sets out the terms and conditions pertaining to the BIBC Notes, which include an unconditional guarantee by Barrick.

On the same date, and as part of the same transaction, ABX Financing Company (“ABXFC”), a company incorporated for the purpose of acquiring the BIBC Notes, issued an aggregate of $1 billion of notes (the “ABXFC Notes”) comprised of $400 million of 5.75% notes due 2016 and $600 million of 6.35% notes due 2036 pursuant to an Indenture dated as of the same date among ABXFC, as issuer, BIBC, Barrick (HMC) and Barrick, as guarantors, and The Bank of New York, as trustee (the “ABXFC Indenture”). On December 3, 2013, pursuant to a cash tender offer, approximately $136 million of the principal amount of the 5.75% notes due 2016 was repaid. The ABXFC Indenture sets out the terms and conditions pertaining to the ABXFC Notes, which include an unconditional guarantee by Barrick, BIBC and Barrick (HMC).

On September 11, 2008, Barrick entered into an Indenture with Barrick Gold Financeco LLC, Barrick North America Finance LLC and The Bank of New York Mellon (“2008 Indenture”). Pursuant to the 2008 Indenture, (i) Barrick Gold Financeco LLC issued $500 million principal amount 6.125% notes due 2013 (the “BGFC 2013 Notes”), and (ii) Barrick North America Finance LLC issued $500 million principal amount 6.80% notes due 2018 (the “BNAF 2018 Notes”) and $250 million principal amount 7.50% notes due 2038 (the “BNAF 2038 Notes”), all on September 11, 2008. On March 19, 2009, Barrick issued an aggregate of $750 million principal amount 6.95% notes due 2019 (the “BGC 2019 Notes”) pursuant to the 2008 Indenture. During 2013, upon maturity, the outstanding principal amount of the BGFC 2013 Notes was repaid in full. The 2008 Indenture sets out the terms and conditions pertaining to the BNAF 2018 Notes, the BNAF 2038 Notes and the BGC 2019 Notes. Each of the BNAF 2018 Notes and the BNAF 2038 Notes are unconditionally guaranteed by Barrick.

On October 16, 2009, Barrick entered into an Indenture with Barrick (PD) Australia Finance Pty Ltd. and the Bank of New York Mellon (the “2009 Indenture”). Pursuant to the 2009 Indenture, Barrick (PD) Australia Finance Pty Ltd. issued $400 million principal amount 4.950% notes due 2020 (the “BPDAF 2020 Notes”) and $850 million principal amount 5.950% notes due 2039 (the “BPDAF 2039 Notes”), all on October 16, 2009. The 2009 Indenture sets out the terms and conditions pertaining to the BPDAF 2020 Notes and the BPDAF 2039 Notes. Each of the BPDAF 2020 Notes and the BPDAF 2039 Notes are unconditionally guaranteed by Barrick.

On June 1, 2011, Barrick entered into an Indenture with Barrick North America Finance LLC (“BNAF”), Citibank N.A. and Wilmington Trust Company (the “2011 Indenture”). Pursuant to the 2011 Indenture, Barrick and BNAF issued an aggregate of $4.0 billion in debt securities comprised of: $700 million of 1.75% notes due 2014 (the “Barrick 2014 Notes”) and $1.1 billion of 2.90% notes due 2016 (the “Barrick 2016 Notes”), each issued by Barrick, as well as $1.35 billion of 4.40% notes due 2021 (the “BNAF 2021 Notes”) and $850 million of 5.70% notes due 2041 (the “BNAF 2041 Notes”), each issued by BNAF. On December 3, 2013, pursuant to a cash tender offer, approximately $871 million of the principal amount of the Barrick 2016 Notes was repaid. On December 16, 2013, the outstanding principal amount of the Barrick 2014 Notes was repaid in full. The BNAF 2021 Notes and the BNAF 2041 Notes are unconditionally guaranteed by Barrick.

On April 3, 2012, Barrick issued an aggregate of $2 billion in debt securities pursuant to the 2011 Indenture, comprised of $1.25 billion of 3.85% notes due 2022 and $750 million of 5.25% notes due 2042.

On May 2, 2013, Barrick and BNAF issued an aggregate of $3 billion in debt securities pursuant to the 2011 Indenture, comprised of $650 million of 2.50% notes due 2018 and $1.5 billion of 4.10% notes due 2023 issued by Barrick as well as $850 million of 5.75% notes due 2043 issued by BNAF (the “BNAF Notes”). The BNAF Notes are unconditionally guaranteed by Barrick. On December 3, 2013, pursuant to a cash tender offer, approximately $398 million of the principal amount of the 2.50% notes due 2018 was repaid.

TRANSFER AGENTS AND REGISTRARS

Barrick’s transfer agent and registrar for its common shares is CST Trust Company in Canada at its principal office in Toronto, Ontario and American Stock Transfer & Trust Company, LLC in the United States at its principal office in Brooklyn, New York.

DIVIDEND POLICY

In 2012, Barrick paid a total cash dividend of $0.80 per common share – $0.20 in mid-March, $0.20 in mid-June, $0.20 in mid-September and $0.20 in mid-December, which represented a 33% increase from the previous quarterly dividend. This increase reflected Barrick’s ability to generate substantial cash flows from its operations in a high gold price environment. On August 1, 2013, Barrick announced that its Board of Directors reduced the quarterly dividend from $0.20 per common share to $0.05 per common share to improve the Company’s liquidity profile. The reduction in the quarterly dividend became effective starting with the dividend payable in mid-September 2013. In 2013, Barrick paid a total cash dividend of $0.50 per common share – $0.20 in mid-March, $0.20 in mid-June, $0.05 in mid-September and $0.05 in mid-December. In 2014, Barrick paid a total cash dividend of $0.20 per common share – $0.05 in mid-March, $0.05 in mid-June, $0.05 in mid-September and $0.05 in mid-December. The amount and timing of any dividends is within the discretion of Barrick’s Board of Directors. The Board of Directors reviews the dividend policy quarterly based on, among other things, the Company’s current and projected liquidity profile.

DIRECTORS AND OFFICERS OF THE COMPANY

As of March 20, 2015, directors and executive officers of Barrick as a group beneficially own, directly or indirectly, or exercise control or direction over 1,496,089 common shares representing approximately 0.128% of the outstanding common shares of Barrick.

Directors of the Company

Barrick’s founder and former Chairman, Peter Munk, retired as Chairman and stepped down from the Board of Directors at the Company’s April 30, 2014 annual and special meeting of shareholders (the “AGM”). The Board of Directors appointed John Thornton, formerly Co-Chairman, to become Chairman following the AGM. Howard Beck and Brian Mulroney, two long-standing directors, also retired from the Board at the AGM. Four new independent directors were elected to the Board of Directors at the AGM: Ned Goodman, Nancy Lockhart, David Naylor and Ernie Thrasher. On July 30, 2014, two additional independent directors were appointed to the Board of Directors: Michael Evans and Brian Greenspun.

The present term of each director will expire at the next annual meeting of shareholders or upon such director’s successor being elected or appointed. The following are the directors of the Company as at March 20, 2015.

Name (age) and municipality of residence	Principal occupations during past 5 years
C. William D. Birchall (72) Toronto, Ontario Canada

Mr. Birchall is the Vice Chairman of Barrick. Mr. Birchall is the former Vice Chairman of Trizec Hahn Corporation, a real estate company. He is the President of the charitable William Birchall Foundation. Mr. Birchall graduated from Merchant Taylor’s School and is a Fellow of the United Kingdom Institute of Chartered Accountants.

Barrick Board Details:

•  Vice Chairman since 2005 and Director since July 14, 1984

Gustavo Cisneros (69) Santo Domingo, Dominican Republic

Mr. Cisneros is the Chairman of the Cisneros Group of Companies, a privately held media, entertainment, technology and consumer products organization. Mr. Cisneros is a member of Barrick’s International Advisory Board. He is also a senior advisor to RRE Ventures LLC, a venture capital firm. Mr. Cisneros is a member of the advisory boards of a number of organizations and universities, including the United Nations Information and Communication Technologies (ICT) Task Force, Haiti Presidential International Advisory Board, The Americas Society and Harvard University. Mr. Cisneros holds an undergraduate degree from Babson College.

Barrick Board Details:

•  Director since September 9, 2003

Name (age) and municipality of residence	Principal occupations during past 5 years
J. Michael Evans (57) New York, New York USA

Mr. Evans served as Vice Chairman of The Goldman Sachs Group, Inc. from February 2008 until his retirement in December 2013. Mr. Evans was chairman of the firm’s Asia operations from 2004 to 2013 and held various leadership positions within the firm’s securities business, including global head of equity capital markets. He is chairman of the board of Right To Play USA and a board member of City Harvest. He is also a trustee of the Asia Society and a member of the Advisory Council for the Bendheim Center for Finance at Princeton University. Mr. Evans holds an undergraduate degree from Princeton University. Mr. Evans won a gold medal for Canada at the 1984 summer Olympics in men’s eight rowing.

Barrick Board Details:

•  Director since July 30, 2014

Ned Goodman (77) Toronto, Ontario Canada

Mr. Goodman is the founder of Dundee Corporation, an independent asset management company focused in the areas of real estate and infrastructure, energy, resources and agriculture. From July 2014 to January 2015, Mr. Goodman was Chairman of Dundee Corporation and from June 1993 to July, 2014 he was President and Chief Executive Officer of Dundee Corporation. Mr. Goodman is founder and benefactor of the Goodman Institute of Investment Management, a graduate school for investment management at Concordia University, the Goodman School of Business at Brock University and the Goodman School of Mines at Laurentian University. He is the Chancellor of Brock University, Chairman Emeritus of the Canadian Council of Christians and Jews, a Governor of Junior Achievement of Canada and a Trustee of the Fraser Institute. Mr. Goodman is also a founding director of the Roasters Foundation, The Goodman Family Foundation and Dynamic Fund Foundation. Mr. Goodman holds an undergraduate degree in geology from McGill University, a master’s degree in business administration from the University of Toronto and an honourary law degree from Concordia University.

Barrick Board Details:

•  Director since April 30, 2014

Name (age) and municipality of residence	Principal occupations during past 5 years
Brian L. Greenspun (68) Henderson, Nevada USA

Mr. Greenspun is the Publisher and Editor of the Las Vegas Sun. He is also Chairman and Chief Executive Officer of Greenspun Media Group. Mr. Greenspun has been appointed to two U.S. Presidential Commissions. In the early 1990s, he was appointed by President Bill Clinton to the White House Commission on Small Business. In December 2014, he was appointed by President Barack Obama to the Commission for the Preservation of America’s Heritage Abroad. He is a Trustee of The Brookings Institution, the University of Nevada Las Vegas Foundation and the Simon Wiesenthal Museum of Tolerance. He is active in numerous civic and charitable organizations in the Las Vegas community. Mr. Greenspun holds a law degree and undergraduate degree from Georgetown University.

Barrick Board Details:

•  Director since July 30, 2014

J. Brett Harvey (64) Canonsburg, Pennsylvania USA

Mr. Harvey is Chairman of CONSOL Energy Inc., a coal, gas and energy services company. He was CONSOL Energy Inc.’s Executive Chairman from May 2014 to January 2015, Chairman and Chief Executive Officer from June 2010 to May 2014, and Chief Executive Officer from January 1998 to June 2010. From January 2009 to May 2014, he was also the Chairman and Chief Executive Officer of CNX Gas Corporation, a subsidiary of CONSOL Energy Inc. Mr. Harvey is a member of the National Executive Board of the Boy Scouts of America, and is a director and past chairman of the Laurel Highlands Council of the Boy Scouts. He holds an undergraduate degree in mining engineering from the University of Utah.

Barrick Board Details:

•  Director since December 15, 2005

Nancy H.O. Lockhart (60) Toronto, Ontario Canada

Ms. Lockhart is a Corporate Director. She was the Chief Administrative Officer of Frum Development Group, a property development and management company, from 1995 to September 2013. She is also a member of the Sotheby’s Canada Advisory Board. Ms. Lockhart is a director of the Centre for Addiction and Mental Health Foundation, Loran Scholars Foundation and Royal Conservatory of Music and the Chair of Crow’s Theatre Company. She is a past director of the Canada Deposit Insurance Corporation.

Barrick Board Details:

•  Director since April 30, 2014

Name (age) and municipality of residence	Principal occupations during past 5 years
Dambisa Moyo (46) London, United Kingdom

Dr. Moyo is an international economist and commentator on the global economy. Dr. Moyo worked at the World Bank from 1993 to 1995 and at Goldman Sachs from 2001 to 2008 where she worked in debt capital markets, hedge fund coverage and as an economist in the global macroeconomics team. Dr. Moyo holds an undergraduate degree and a master’s degree in business administration from American University, a master’s degree from Harvard University’s Kennedy School of Government and a doctorate in economics from Oxford University.

Barrick Board Details:

•  Director since April 27, 2011

Anthony Munk (54) Toronto, Ontario Canada

Mr. Anthony Munk has been a Senior Managing Director of Onex Corporation, a leading North American private equity firm, since 2013. Prior to 2013, he was a Managing Director of Onex Corporation. Mr. Munk is a director of JELD-WEN Holding, Inc. and the Aurea Foundation, and was formerly a director of RSI Home Products Inc. and Chairman of the Board of Husky Injection Molding Systems Ltd., which are private companies. He is also a director of the public company, Cineplex Inc. Mr. Munk holds an undergraduate degree from Queen’s University.

Barrick Board Details:

•  Director since December 10, 1996

C. David Naylor (60) Toronto, Ontario Canada

Dr. Naylor is Professor of Medicine at the University of Toronto, Canada’s largest academic institution. President from 2005 to October 2013, Dr. Naylor was previously the Dean of the Faculty of Medicine of the University. From 2010 to 2011, he served on the Independent Panel on Federal Support to Research and Development of the Government of Canada. Dr. Naylor is a fellow of the Royal Society of Canada, a foreign associate of the U.S. Institute of Medicine, and an Officer of the Order of Canada. He has been a board member for several hospitals, foundations, and professional associations. Dr. Naylor holds a medical degree from the University of Toronto and a doctorate in social and administrative studies from Oxford University, where he was a Rhodes Scholar.

Barrick Board Details:

•  Director since April 30, 2014

Steven J. Shapiro (63) Silverthorne, Colorado USA

Mr. Shapiro is a Corporate Director. He was formerly Executive Vice President, Finance and Corporate Development and a director of Burlington Resources, Inc., an oil and gas exploration and production company. Mr. Shapiro holds an undergraduate degree from Union College and a master’s degree in business administration from Harvard University.

Barrick Board Details:

•  Director since September 1, 2004

Name (age) and municipality of residence	Principal occupations during past 5 years
John L. Thornton (61) Palm Beach, Florida USA

Mr. Thornton was appointed Chairman of Barrick on April 30, 2014. From June 5, 2012 to April 29, 2014, Mr. Thornton was Co-Chairman of Barrick. He is also Non-Executive Chairman of PineBridge Investments, a global asset manager. He is also a Professor, Director of the Global Leadership Program, and Member of the Advisory Board at the Tsinghua University School of Economics and Management in Beijing. He is also Co-Chairman of the Board of Trustees of the Brookings Institution in Washington, D.C. He retired in 2003 as President and a member of the board of the Goldman Sachs Group. Mr. Thornton is a trustee, advisory board member or member of, the China Investment Corporation (CIC), China Securities Regulatory Commission (CSRC), The Hotchkiss School, McKinsey Advisory Council, Morehouse College, and the African Leadership Academy. Mr. Thornton holds an undergraduate degree from Harvard College, a degree in jurisprudence from Oxford University and a master’s degree from the Yale School of Management.

Barrick Board Details:

•  Director since February 15, 2012

Ernie L. Thrasher (59) Latrobe, Pennsylvania USA

Mr. Thrasher is the founder, Chief Executive Officer and Chief Marketing Officer of Xcoal Energy & Resources, a global coal products supplier. He is the former President of AMCI Export Corporation and Executive Vice-President, Marketing of AMCI International (both coal products suppliers). Mr. Thrasher is also a member of the Council on Foreign Relations (USA) and a director on the National Committee on United States-China Relations.

Barrick Board Details:

•  Director since April 30, 2014

Mr. Shapiro, a director of the Company, was a director of Asia Resource Minerals plc (formerly Bumi plc) from 2011 to 2014. Trading on the London Stock Exchange of the voting ordinary shares of Asia Resource Minerals plc was suspended by the United Kingdom Financial Conduct Authority (the “FCA”) from April 22, 2013 to July 22, 2013, while Mr. Shapiro was acting as a director for such company. Asia Resource Minerals plc voluntarily requested this temporary trading suspension pending clarification of the company’s financial position on the publication of its audited full year results for the year ended December 31, 2012. Trading in the voting ordinary shares of Asia Resource Minerals plc resumed on July 22, 2013, following the publication of its audited full year results for 2012 and discussions with the FCA.

Corporate Governance and Committees of the Board

Barrick’s current corporate governance policies and practices are consistent with the requirements of Canadian securities laws. Barrick’s policies and practices also take into account the rules of the Toronto Stock Exchange and the corporate governance standards adopted by the New York Stock Exchange (the “NYSE Standards”), even though the majority of the NYSE Standards do not directly apply to Barrick as a Canadian company. The one significant difference between Barrick’s corporate governance practices and the NYSE Standards which are applicable to U.S. companies is summarized below:

•	Section 303A.08 of the NYSE Standards requires shareholder approval of all “equity compensation plans” and material revisions. The definition of equity compensation plans under the NYSE Standards covers plans that provide for the delivery of newly issued securities, as well as plans that rely on securities reacquired on the market by the issuing company for the purpose of redistribution to employees and directors. In comparison, the Toronto Stock Exchange rules require shareholder approval of security-based compensation arrangements only in respect of arrangements which involve the delivery of newly issued securities or specified amendments thereto. Therefore, Barrick does not seek shareholder approval for equity compensation plans and amendments unless they involve newly issued securities or constitute specified amendments under the Toronto Stock Exchange rules.

Corporate Governance and Nominating Committee

The Corporate Governance and Nominating Committee is comprised of G. Cisneros, B.L. Greenspun, N.H.O. Lockhart and D. Moyo.

Audit Committee

The Audit Committee is comprised of D. Moyo, C.D. Naylor, S.J. Shapiro and E.L. Thrasher.

Compensation Committee

The Compensation Committee is comprised of G. Cisneros, J.B. Harvey, S.J. Shapiro and E.L. Thrasher.

Corporate Responsibility Committee

The Corporate Responsibility Committee is comprised of C.W.D. Birchall, B.L. Greenspun, N.H.O. Lockhart and E.L. Thrasher.

Risk Committee

The Risk Committee is comprised of C.W.D. Birchall, J.M. Evans, D. Moyo, A. Munk and C.D. Naylor.

International Advisory Board

The only member of the Board that also sits on the International Advisory Board is G. Cisneros.

Executive Officers of the Company

In addition to John L. Thornton and C. William D. Birchall, as set out above, the following are the executive officers of the Company as at March 20, 2015:

Name (age) and municipality of residence	Office	Principal occupations during past 5 years
Kelvin Dushnisky (51) Oakville, Ontario Canada	Co-President	Co-President; prior to July 2014, Senior Executive Vice-President; prior to August 2012, Executive Vice President, Corporate and Legal Affairs; prior to June 2010, Executive Vice President, Corporate Affairs.

Name (age) and municipality of residence	Office	Principal occupations during past 5 years
James Gowans (63) Toronto, Ontario Canada	Co-President	Co-President; prior to July 2014, Executive Vice President and Chief Operating Officer; prior to January 2014, Managing Director of Debswana Diamond Company; prior to 2011, Chief Operating Officer and Chief Technical Officer of De Beers S.A.

Darian Rich (54) Toronto, Ontario Canada	Executive Vice President, Talent Management	Executive Vice President, Talent Management; prior to July, 2014, Senior Vice President, Human Resources; prior to July 2013, Vice President, Human Resources; prior to February 2012, Vice President, Human Resources of Albemarle Corporation.

Kevin Thomson (58) Toronto, Ontario Canada	Senior Executive Vice President, Strategic Matters	Senior Executive Vice President, Strategic Matters; prior to October 2014, Senior Partner at Davies Ward Phillips & Vineberg LLP.

Shaun Usmar (45) Toronto, Ontario Canada	Senior Executive Vice President and Chief Financial Officer	Senior Executive Vice President and Chief Financial Officer; prior to February 2015, Senior Executive Vice President and Chief Financial Officer Designate; prior to December 2014, self-employed; prior to May 2014, Managing Partner of Magris Resources Inc.; prior to February 2014, self-employed; prior to May 2013, Chief Financial Officer of Xstrata Nickel.

Richard Williams (48) Toronto, Ontario Canada	Chief of Staff	Chief of Staff; prior to February, 2015, Senior Vice President and Chief of Staff; prior to October 2014, Chief Executive Officer of Afghan Gold and Minerals Company Limited.

AUDIT COMMITTEE

Audit Committee Mandate

Purpose

1.     The purpose of the Audit Committee (the “Committee”) of the Board of Directors (the “Board”) is to assist the Board in its oversight of: (i) the financial reporting process and the quality, transparency and integrity of the Company’s financial statements and other related public disclosures; (ii) the Company’s internal controls over financial reporting; (iii) the Company’s compliance with legal and regulatory requirements relevant to the financial statements and financial reporting; (v) the external auditors’ qualifications and independence; and (v) the performance of the internal audit function and the external auditors.

2.     The function of the Committee is oversight. The members of the Committee are not full-time employees of the Company. The Company’s management is responsible for the preparation of the Company’s financial statements in accordance with applicable accounting standards and applicable laws and regulations. The

Company’s external auditors are responsible for the audit or review, as applicable, of the Company’s financial statements in accordance with applicable auditing standards and laws and regulations.

Committee Responsibilities

3.	The Committee’s responsibilities shall include:

External Auditors

(a)	retaining and terminating, and/or making recommendations to the Board of Directors and the shareholders with respect to the retention or termination of, an external auditing firm to conduct review engagements on a quarterly basis and an annual audit of the Company’s financial statements;

(b)	communicating to the external auditors that they are ultimately accountable to the Board and the Committee as representatives of the shareholders;

(c)	obtaining and reviewing an annual report prepared by the external auditors describing: the firm’s internal quality-control procedures; any material issues raised by the most recent internal quality-control review, or peer review, of the firm, or by any inquiry or investigation by governmental or professional authorities, within the preceding five years, respecting one or more independent audits carried out by the firm, and any steps taken to deal with any such issues;

(d)	evaluating the independence of the external auditor and any potential conflicts of interest and (to assess the auditors’ independence) all relationships between the external auditors and the Company, including obtaining and reviewing an annual report prepared by the external auditors describing all relationships between the external auditors and the Company;

(e)	approving, or recommending to the Board of Directors for approval, all audit engagement fees and terms, as well as all non-audit engagements of the external auditors prior to the commencement of the engagement;

(f)	reviewing with the external auditors the plan and scope of the quarterly review and annual audit engagements;

(g)	setting hiring policies with respect to the employment of current or former employees of the external auditors;

Financial Reporting

(h)	reviewing, discussing and recommending to the Board for approval the annual audited financial statements and related “management’s discussion and analysis of financial and operating results” prior to filing with securities regulatory authorities and delivery to shareholders;

(i)	reviewing and discussing with the external auditors the results of their reviews and audit, any issues arising and management’s response, including any restrictions on the scope of the external auditors’ activities or requested information and any significant disagreements with management, and resolving any disputes;

(j)	reviewing, discussing and approving, or recommending to the Board for approval, the quarterly financial statements and quarterly “management’s discussion and analysis of financial and operating results” prior to filing with securities regulatory authorities and delivery to shareholders;

(k)	reviewing and discussing with management and the external auditors the Company’s critical accounting policies and practices, material alternative accounting treatments, significant accounting and reporting judgments, material written communications between the external auditor and management (including management representation letters and any schedule of unadjusted differences) and significant adjustments resulting from the audit or review;

(l)	reviewing and discussing with management the Company’s earnings press releases, as well as type of financial information and earnings guidance (if any) provided to analysts and ratings agencies;

(m)	reviewing and discussing such other relevant public disclosures containing financial information as the Committee may consider necessary or appropriate;

(n)	reviewing and discussing with management the disclosure controls relating to the Company’s public disclosure of financial information, including information extracted or derived from the financial statements, and periodically assess the adequacy of such procedures;

Internal Controls Over Financial Reporting

(o)	reviewing and discussing with management, the external auditors and the head of internal audit the effectiveness of the Company’s internal controls over financial reporting, including reviewing and discussing any significant deficiencies in the design or operation of internal controls, and any fraud, whether or not material, that involves management or other employees who have a significant role in the Company’s internal controls over financial reporting;

(p)	discussing the Company’s process with respect to risk assessment (including fraud risk), risk management and the Company’s major financial risks and financial reporting exposures, all as they relate to internal controls over financial reporting, and the steps management has taken to monitor and control such risks;

(q)	reviewing and discussing with management the Company’s Code of Business Conduct and Ethics and anti-fraud program and the actions taken to monitor and enforce compliance;

(r)	establishing procedures for:

(i)	the receipt, retention and treatment of complaints regarding accounting, internal controls or auditing matters; and

(ii)	the confidential, anonymous submission by employees of the Company of concerns regarding questionable accounting, internal controls or auditing matters;

Internal Audit

(s)	reviewing and discussing with management, the external auditors and the head of internal audit the responsibilities and effectiveness of the Company’s internal audit function, including reviewing the internal audit mandate, independence, organizational structure, internal audit plans and adequacy of resources, receiving periodic internal audit reports and meeting privately with the head of internal audit on a periodic basis;

(t)	approving in advance the retention and dismissal of the head of internal audit;

Other

(u)	meeting separately, periodically, with each of management, the head of internal audit and the external auditors;

(v)	reporting regularly to the Board;

(w)	liaising with the Risk Committee of the Board, as appropriate, on matters relevant to the Company’s management of enterprise risks;

(x)	reviewing and assessing its mandate and recommending any proposed changes to the Corporate Governance and Nominating Committee of the Board on an annual basis; and

(y)	evaluating the functioning of the Committee on an annual basis, including with reference to the discharge of its mandate, with the results to be reported to the Corporate Governance and Nominating Committee, which shall report to the Board.

Responsibilities of the Committee Chair

4.     The fundamental responsibility of the Committee Chair is to be responsible for the management and effective performance of the Committee and provide leadership to the Committee in fulfilling its mandate and any other matters delegated to it by the Board. To that end, the Committee Chair’s responsibilities shall include:

(a)	working with the Chairman of the Board and the Secretary to establish the frequency of Committee meetings and the agendas for meetings;

(b)	providing leadership to the Committee and presiding over Committee meetings;

(c)	facilitating the flow of information to and from the Committee and fostering an environment in which Committee members may ask questions and express their viewpoints;

(d)	reporting to the Board with respect to the significant activities of the Committee and any recommendations of the Committee;

(e)	liaising with the Chair of the Risk Committee of the Board, as appropriate, on matters relevant to the Company’s management of enterprise risks;

(f)	leading the Committee in annually reviewing and assessing the adequacy of its mandate and evaluating its effectiveness in fulfilling its mandate; and

(g)	taking such other steps as are reasonably required to ensure that the Committee carries out its mandate.

Powers

5.     The Committee shall have the authority, including approval of fees and other retention terms, to obtain advice and assistance from outside legal, accounting or other advisors in its sole discretion, at the expense of the Company, which shall provide adequate funding for such purposes. The Company shall also provide the Committee with adequate funding for the ordinary administrative expenses of the Committee. The Committee shall have unrestricted access to information, management, the external auditors and the head of internal audit, including private meetings, as it considers necessary or appropriate to discharge its duties and responsibilities. The Committee may, in its discretion, delegate all or a portion of its duties and responsibilities to a subcommittee of the Committee.

Composition

6.     The Committee shall be appointed by the Board annually and shall be comprised of a minimum of three directors. If an appointment of members of the Committee is not made as prescribed, the members shall continue as such until their successors are appointed.

7.     All of the members of the Committee shall be directors whom the Board has determined are independent, taking into account the applicable rules and regulations of securities regulatory authorities and/or stock exchanges.

8.     Each member of the Committee shall be “financially literate” and at least one member of the Committee shall have “accounting or related financial management expertise”1. At least one member of the Committee shall be an “audit committee financial expert”, as defined in the applicable rules and regulations of securities regulatory authorities and/or stock exchanges.

9.     If a Committee member simultaneously serves on the audit committee of more than two public companies, the Board shall make a determination as to whether such service impairs the ability of such member to serve effectively on the Committee and disclose such determination in the Company’s annual proxy statement.

Meetings

10.   The Committee shall have a minimum of four meetings per year, to coincide with the Company’s financial reporting cycle. Additional meetings will be scheduled as considered necessary or appropriate, including to consider specific matters at the request of the external auditors or the head of internal audit.

11.   The time and place of the meetings of the Committee, the calling of meetings and the procedure at such meetings shall be determined by the Chair of the Committee unless otherwise determined by the by-laws of the Company or by resolution of the Board, provided that all matters put forward for approval by the Committee shall be determined by majority vote.

Composition of the Audit Committee

The Audit Committee is comprised entirely of independent directors (D. Moyo, C.D. Naylor, S.J. Shapiro and E.L. Thrasher). There were five meetings of the Audit Committee in 2014. All of the members of the Committee attended all of the meetings held in 2014 while they were members.

Relevant Education and Experience

All of the members of the Audit Committee are financially literate and at least one member has accounting or related financial management expertise. Barrick’s Board of Directors has determined that S.J. Shapiro, a member of the Audit Committee, is an “audit committee financial expert” as defined by SEC rules and is independent, as that term is defined by the New York Stock Exchange’s corporate governance standards applicable to Barrick.

(1)	For purposes of this mandate, “financially literate” means the ability to read and understand a balance sheet, an income statement, a cash flow statement and the related notes that present a breadth and level of complexity of accounting issues that are generally comparable to the breadth and complexity of issues that can reasonably be expected to be raised by the Company’s financial statements, and “accounting or related financial management expertise” means the ability to analyze and interpret a full set of financial statements, including the related notes that present a breadth and level of complexity of accounting issues that are generally comparable to the breadth and complexity of issues that can reasonably be expected to be raised by the Company’s financial statements.

The rules adopted by the SEC indicate that the designation of Mr. Shapiro as an audit committee financial expert will not deem him to be an “expert” for any purpose or impose any duties, obligations or liability on Mr. Shapiro that are greater than those imposed on members of the Audit Committee and Barrick’s Board of Directors who do not carry this designation. Other members of the Audit Committee are also experienced audit committee members and may qualify as “audit committee financial experts”; however, the Board of Directors has only made the specific determination in respect of Mr. Shapiro.

Set out below is a description of the education and experience of each Audit Committee member that is relevant to the performance of his or her responsibilities in that capacity. For more information about the members of Barrick’s Audit Committee, see “Directors and Officers of the Company – Directors of the Company.”

Dambisa Moyo	Dr. Moyo holds an undergraduate degree and a master’s degree in business administration from American University, a master’s degree from Harvard University’s Kennedy School of Government and a doctorate in economics from Oxford University. She has been a member of the audit committee of Barclays Bank since 2014. Dr. Moyo brings extensive management experience to the Board as well as experience with internal controls and procedures for financial reporting.

C. David Naylor	Dr. Naylor holds a medical degree from the University of Toronto and a doctorate in social and administrative studies from Oxford University, where he was a Rhodes Scholar. He was the President of the University of Toronto from 2005 to 2013. He has been a member of the audit committee of NorthWest International Healthcare Properties REIT since 2014. The Board benefits from Dr. Naylor’s multidisciplinary management experience.

Steven J. Shapiro	Mr. Shapiro holds an undergraduate degree from Union College and a master’s degree in business administration from Harvard University. Mr. Shapiro was Chief Financial Officer of Burlington Resources, Inc. from 2000 to 2006 and Chief Financial Officer of Vastar Resources from 1994 to 2000. He was a member of the audit committee of Asia Resource Minerals plc from 2002 to 2014 and was a member of the Audit Committee of El Paso Corporation from 2006 to 2012. The Board benefits from Mr. Shapiro’s financial and accounting experience.

Ernie L. Thrasher	Mr. Thrasher is the founder, Chief Executive Officer and Chief Marketing Officer of Xcoal Energy & Resources, a global coal products supplier. He is the former President of AMCI Export Corporation and Executive Vice-President, Marketing of AMCI International (both coal products suppliers). Mr. Thrasher brings extensive management experience to the Board as well as experience with financial reporting.

Participation on Other Audit Committees

Members of the Audit Committee may not serve on more than two public company audit committees, including Barrick, without Board approval. No member of the Audit Committee currently serves on the audit committee of more than two publicly-traded companies, including Barrick.

Audit Committee Pre-Approval Policies and Procedures

Barrick’s Audit Committee has adopted a Policy on Pre-Approval of Audit, Audit-Related and Non-Audit Services for the pre-approval of services performed by Barrick’s auditors. The objective of this Policy is to specify the scope of services permitted to be performed by the Company’s auditors and to ensure that the independence of the Company’s auditors is not compromised through their engagement for other services. All services provided by the Company’s auditors are pre-approved by the Audit Committee as they arise or through an annual pre-approval of amounts for specific types of services. All services performed by Barrick’s auditors comply with the Policy on Pre-Approval of Audit, Audit-Related and Non-Audit Services, and professional standards and securities regulations governing auditor independence.

External Auditor Service Fees

PricewaterhouseCoopers LLP are the auditors of Barrick’s Consolidated Financial Statements. The following PricewaterhouseCoopers LLP fees were incurred by Barrick in each of the years ended December 31, 2014 and 2013 for professional services rendered to Barrick:

Fees(1) (amount in millions)	2014	2013
Audit Fees(2)	$10.2	$11.1
Audit-related Fees(3)	1.2	0.8
Tax Fees(4)	0.8	0.9
All Other Fees(5)	0.3	0.1

Total	$12.5	$12.9

(1)	The classification of fees is based on applicable Canadian securities laws and SEC definitions.
(2)	Audit fees include fees for services rendered by the external auditors in relation to the audit and review of Barrick’s financial statements and in connection with the Company’s statutory and regulatory filings. The decrease in audit fees in 2014 compared to 2013 is primarily related to certain statutory audits that were performed in 2013 but not required in 2014.
(3)	In 2014, audit-related fees primarily related to services in connection with transactions ($0.5 million) and a change in the Company’s information technology system ($0.2 million). In 2013, audit-related fees primarily related to services in connection with the Company’s equity offering ($0.3 million) and the Company’s tender offer for certain debt securities ($0.2 million).
(4)	Tax fees mainly related to tax compliance services and audit support for various jurisdictions.
(5)	In 2014, other fees primarily related to training services provided in South America. In 2013, other fees related to various miscellaneous activities.

INTERNAL CONTROL OVER FINANCIAL REPORTING AND DISCLOSURE CONTROLS AND PROCEDURES

Management is responsible for establishing and maintaining internal control over financial reporting and disclosure controls and procedures. Internal control over financial reporting is a framework designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements in accordance with International Financial Reporting Standards. The Company’s internal control over financial reporting framework includes those policies and procedures that pertain to the preparation of financial information, including information contained in Barrick’s 2014 Annual Report and this Annual Information Form.

Disclosure controls and procedures form a broader framework designed to ensure that other financial and non-financial information disclosed publicly fairly presents in all material respects the financial condition, results of operations and cash flows of the company for the periods presented in the MD&A and Barrick’s Annual Report. Barrick’s disclosure controls and procedures framework includes processes designed to ensure that material information relating to Barrick, and its consolidated subsidiaries, is made known to management, including Barrick’s Co-Presidents and Chief Financial Officer, by others within those entities to allow timely decisions regarding required disclosure. Disclosure controls and procedures apply to various disclosures, including reports filed with securities regulatory agencies.

The management of Barrick, at the direction of our Co-Presidents and Chief Financial Officer, have evaluated the effectiveness of the design and operation of the Company’s internal control over financial reporting (as defined in rules adopted by the SEC) and disclosure controls and procedures as at December 31, 2014, based on the framework and criteria established in Internal Control – Integrated Framework (2013) as issued by the Committee of Sponsoring Organizations (COSO) of the Treadway Commission. Based on management’s evaluation, Barrick’s Co-Presidents and Chief Financial Officer concluded that the Company’s internal control over financial reporting and disclosure controls and procedures were effective as at December 31, 2014. For additional information as regards the effectiveness of internal control over financial reporting, see “Management’s Report on Internal Control over Financial Reporting” in Barrick’s 2014 Annual Report.

Together, the internal control over financial reporting and disclosure controls and procedures frameworks provide internal control over financial reporting and disclosure. A control system, no matter how well designed and operated, can provide only reasonable, not absolute, assurance with respect to the reliability of financial statement preparation and financial reporting. Accordingly, Barrick’s management, including Barrick’s Co-Presidents and Chief Financial Officer, does not expect that Barrick’s internal control over financial reporting and disclosure will prevent or detect all misstatements or fraud. Further, projections of any evaluation of the effectiveness of internal control to future periods is subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with policies or procedures may change.

Barrick will continue to monitor the effectiveness of its internal control over financial reporting and disclosure and may make modifications from time to time as considered necessary or desirable.

Barrick’s annual management report on internal control over financial reporting and the integrated audit report of Barrick’s auditors for the year ended December 31, 2014 are included in Barrick’s 2014 Annual Report and its 2014 Form 40-F/Annual Information Form on file with the SEC and Canadian provincial securities regulatory authorities.

NON-GAAP FINANCIAL MEASURES

Cash costs per ounce, All-in sustaining costs per ounce, All-in costs per ounce, C1 cash costs per pound and C3 fully allocated costs per pound

Beginning with Barrick’s 2012 Annual Report, the Company adopted a non-GAAP “all-in sustaining costs per ounce” measure. This was based on the expectation that the World Gold Council (“WGC”) (a market development organization for the gold industry comprised of and funded by 18 gold mining companies from around the world, including Barrick) was developing a similar metric and that investors and industry analysts were interested in a measure that better represented the total recurring costs associated with producing gold. The WGC is not a regulatory organization. In June 2013, the WGC published its definition of “adjusted operating costs”, “all-in sustaining costs” and also a definition of “all-in costs.” Barrick voluntarily adopted the definition of these metrics starting with Barrick’s Second Quarter 2013 MD&A. Starting in the MD&A, the non-GAAP “adjusted operating costs” was renamed “cash costs”. The manner in which this measure is calculated has not been changed.

The “all-in sustaining costs” measure is similar to the presentation prior to the Second Quarter 2013 MD&A, with the exception of the classification of sustaining capital. In the Company’s previous calculation, certain capital expenditures were presented as mine expansion projects, whereas they meet the definition of sustaining capital expenditures under the WGC definition, and therefore these expenditures have been reclassified as sustaining capital expenditures.

Barrick’s “all-in costs” measure starts with “all-in sustaining costs” and adds additional costs which reflect the varying costs of producing gold over the life-cycle of a mine, including: non-sustaining capital expenditures (capital expenditures at new projects and capital expenditures at existing operations related to projects that significantly increase the net present value of the mine and are not related to current production) and other non-sustaining costs (primarily exploration and evaluation (“E&E”) costs, community relations costs and general and administrative costs that are not associated with current operations). This definition recognizes that there are different costs associated with the life-cycle of a mine, and that it is therefore appropriate to distinguish between sustaining and non-sustaining costs.

The Company believes that its use of “all-in sustaining costs” and “all-in costs” will assist analysts, investors and other stakeholders of Barrick in understanding the costs associated with producing gold, understanding the economics of gold mining, assessing the Company’s operating performance and also its ability to generate free cash flow from current operations and to generate free cash flow on an overall Company basis. Due to the capital intensive nature of the industry and the long useful lives over which these items are depreciated, there can be a significant timing difference between net earnings calculated in accordance with IFRS and the amount of free cash flow that is being generated by a mine. In the current market environment for gold mining equities, many investors and analysts are more focused on the ability of gold mining companies to generate free cash flow from current operations, and consequently Barrick believes these measures are useful non-GAAP operating metrics and supplement Barrick’s IFRS disclosures. These measures are not representative of all of the Company’s cash expenditures as they do not include income tax payments, interest costs or dividend payments. These measures do not include depreciation or amortization. “All-in sustaining costs” and “all-in costs” are intended to provide additional information only and do not have standardized definitions under IFRS and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS. These measures are not equivalent to net income or cash flow from operations as determined under IFRS. Although the WGC has published a standardized definition, other companies may calculate these measures differently.

In addition to presenting these metrics on a by-product basis, Barrick has calculated these metrics on a co-product basis. Barrick’s co-product metrics remove the impact of other metal sales that are produced as a by-product of the Company’s gold production from cost per ounce calculations, but does not reflect a reduction in costs for costs associated with other metal sales.

The Company believes that C1 cash costs per pound enables investors to better understand the performance of Barrick’s global copper business in comparison to other copper producers who present results on a similar basis. C1 cash costs per pound excludes royalties and non-routine charges as they are not direct production costs. C3 fully allocated costs per pound include C1 cash costs, depreciation, royalties, exploration and evaluation expense, administration expense and non-routine charges.

Reconciliation of Gold Cost of Sales to Cash costs per ounce, All-in sustaining costs per ounce and All-in costs per ounce

		For the years ended December 31			For the three months ended December 31
($ millions, except per ounce information in dollars)	Reference	2014	2013	2012	2014	2013
Cost of sales	A	$5,662	$6,063	$6,078	$1,472	$1,445
Cost of sales applicable to non-controlling interests[1]	B	(514)	(383)	(216)	(132)	(104)
Cost of sales applicable to ore purchase arrangement	C	—	(46)	(161)	—	—
Other metal sales	D	(183)	(189)	(141)	(45)	(43)
Realized non-hedge gains/losses on fuel hedges	E	(8)	(20)	(8)	4	(5)
Community relations costs related to current operations	F	53	52	39	16	20
Treatment and refinement charges	G	11	6	6	3	2

Total production costs		$5,021	$5,483	$5,597	$1,318	$1,315

Depreciation	H	($1,267)	($1,363)	($1,401)	($332)	($268)
Impact of Barrick Energy	I	—	(57)	(90)	—	—

Cash Costs		$3,754	$4,063	$4,106	$986	$1,047

General & administrative costs	J	300	298	438	82	63
Rehabilitation - accretion and amortization (operating sites)	K	127	139	131	30	31
Mine on-site exploration and evaluation costs	L	20	61	115	6	16
Mine development expenditures[2]	M	655	1,101	1,222	141	236
Sustaining capital expenditures[2]	M	569	901	1,381	208	251

All-in sustaining costs		$5,425	$6,563	$7,393	$1,453	$1,644

Community relations costs not related to current operations	F	35	23	26	19	12
Rehabilitation - accretion and amortization not related to current operations	K	12	10	10	3	2
Exploration and evaluation costs (non-sustaining)	L	153	117	193	45	30
Non-sustaining capital expenditures[2]
Pascua-Lama	M	195	1,998	1,869	103	605
Pueblo Viejo	M	—	29	512	—	(4)
Cortez	M	19	132	27	5	9
Goldstrike thiosulfate project	M	287	223	145	65	71
Bulyanhulu CIL	M	29	83	27	4	30
Other	M	43	24	35	22	7

All-in costs		$6,198	$9,202	$10,237	$1,719	$2,406

Ounces sold - consolidated basis (000s ounces)		6,960	7,604	7,465	1,741	1,951
Ounces sold - non-controlling interest (000s ounces)[1]		(675)	(430)	(173)	(168)	(122)
Ounces sold - equity basis (000s ounces)		6,284	7,174	7,292	1,572	1,829

Total production costs per ounce[3]		$800	$764	$767	$839	$719

Cash costs per ounce[3]		$598	$566	$563	$628	$573
Cash costs per ounce (on a co-product basis)[3,4]		$618	$589	$580	$648	$592

All-in sustaining costs per ounce[3]		$864	$915	$1,014	$925	$899
All-in sustaining costs per ounce (on a co-product basis)[3,4]		$884	$938	$1,031	$945	$918

All-in costs per ounce[3]		$986	$1,282	$1,404	$1,094	$1,317
All-in costs per ounce (on a co-product basis)[3,4]		$1,006	$1,305	$1,421	$1,114	$1,336

[1]	Relates to interest in Pueblo Viejo and Acacia held by outside shareholders.
[2]	Amounts represent Barrick’s share of capital expenditures.
[3]	Total production costs, cash costs, all-in sustaining costs, and all-in costs per ounce may not calculate based on amounts presented in this table due to rounding.
[4]	Amounts presented on a co-product basis remove the impact of other metal sales (net of non-controlling interest) from cost per ounce calculations that are produced as a by-product of Barrick’s gold production.

	For the years ended December 31			For the three months ended December 31
($ millions, except per ounce information in dollars)	2014	2013	2012	2014	2013
References
A Cost of sales - gold
Cost of sales (statement of income)	$6,830	$7,329	$7,332	$1,799	$1,853
Less: cost of sales - copper (Note 5)	(954)	(1,098)	(1,231)	(272)	(265)
Direct mining, royalties and community relations	787	926	985	221	219
Depreciation	174	188	253	53	50
Hedge gains	(7)	(16)	(7)	(2)	(4)
Add: Barrick Energy depreciation	—	43	102	—	—
Less: Community relations costs - gold & other non-operating	(69)	(62)	(64)	(22)	(24)
Less: Cost of sales related to power sales	(72)	(15)	—	(17)	(15)
Less: Cost of sales - corporate [1]	(73)	(134)	(61)	(16)	(104)

Total Cost of Sales - Gold	$5,662	$6,063	$6,078	$1,472	1,445

[1] 2013 and 2012 figures include amounts related to Barrick Energy that was sold in third quarter 2013.

B Cost of sales applicable to non-controlling interests

Cost of sales applicable to Acacia (Note 5)
Direct mining, royalties and community relations	$564	$596	$647	$165	$155
Depreciation	129	160	162	35	29

Total related to Acacia	$693	$756	$809	$200	$184

Portion attributable to non-controlling interest	$222	$189	$216	$66	$42

Cost of sales applicable to Pueblo Viejo (Note 5)
Direct mining, royalties and community relations (excluding cost of sales related to power sales)	$566	$420	$—	$138	$143
Depreciation	243	139	—	56	44

Total related to Pueblo Viejo	$809	$559	$—	$194	$187

Portion attributable to non-controlling interest	$292	$194	$—	$66	$62

Cost of sales applicable to non-controlling interests	$514	$383	$216	$132	$104

C	Cost of sales applicable to ore purchase arrangement

Equal to the cost of sales from ore purchase agreements that have economic characteristics similar to a toll milling arrangement, as the cost of producing these ounces is not indicative of our normal production costs. These figures cannot be tied directly to the financial statements or notes.

D	Other metal sales

By-product revenues from metals produced in conjunction with gold are deducted from the costs incurred to produce gold (note 6). By product revenues from metals produced net of copper and non-controlling interest for the three months and year ended December 31, 2014 were $35 million and $139 million, respectively (2013: $37 million and $168 million, respectively, 2012: $130 million).

E	Realized non-hedge gains/losses on fuel hedges

Fuel gains/(losses) (Note 24E)	($181)	$12	$6	($201)	($6)
Add/Less: Unrealized gains/(losses)	173	(32)	(14)	205	1

Realized non-hedge gains/(losses) on fuel hedges	($8)	($20)	($8)	$4	($5)

	For the years ended December 31			For the three months ended December 31
($ millions, except per ounce information in dollars)	2014	2013	2012	2014	2013
F Community relations costs
Community relations costs (Note 7)	$76	$71	$75	$23	$28
Community relations costs relating to Pascua-Lama	25	18	8	16	10
Less: NCI of Community relations costs	(4)	(5)	(3)	(2)	(3)
Less: Community relations costs - non-gold	(9)	(9)	(15)	(2)	(3)

Total Community relations costs - gold	$88	$75	$65	$35	$32

Community relations costs related to current operations	53	52	39	16	20
Community relations costs not related to current operations	35	23	26	19	12

Total Community relations costs - gold	$88	$75	$65	$35	$32

G	Treatment and refinement charges

Treatment and refinement charges, which are recorded against concentrate revenues, for the three months and year ended December 31, 2014 were $3 million and $11 million, respectively (2013: $2 million and $6 million, respectively, 2012: $6 million).

H Depreciation - gold
Depreciation (Note 7)	$1,648	$1,732	$1,651	$434	$442
Less: copper depreciation (Note 5)	(174)	(188)	(253)	(53)	(50)
Add: Barrick Energy depreciation	—	43	102	—	—
Less: NCI portion	(135)	(88)	(46)	(33)	(17)
Less: Depreciation - corporate assets	(72)	(136)	(53)	(16)	(107)

Total depreciation - gold	$1,267	$1,363	$1,401	$332	$268

I Impact of Barrick Energy (Note 4)
Revenue related to Barrick Energy	$—	$93	$153	$—	$—
Less: Cost of sales related to Barrick Energy	—	(79)	(165)	—	—
Add: Barrick Energy depreciation	—	43	102	—	—

Impact of Barrick Energy	$—	$57	$90	$—	$—

J General & administrative costs
Total general & administrative costs (statement of income)	$385	$390	$503	$102	$93
Less: non-gold and non-operating general & administrative costs	(56)	(58)	(74)	(15)	(16)
Less: NCI portion	(15)	(10)	—	(5)	(2)
Add: World Gold Council fees	3	8	26	—	2
Less: non-recurring items[1]	(17)	(32)	(17)	—	(14)

Total general & administrative costs	$300	$298	$438	$82	$63

[1]	2014 figures include amounts relating to severance costs.

K	Rehabilitation - accretion and amortization

Includes depreciation (note 7) on the assets related to rehabilitation provisions of our gold operations of $17 million and $73 million for the three months and year ended December 31, 2014, respectively, (2013: $18 million and $88 million, respectively, 2012: $91 million) and accretion (note 13) on the rehabilitation provision of our gold operations of $16 million and $66 million for the three months and year ended December 31, 2014, respectively (2013: $16 million and $61 million, respectively, 2012: $50 million).

	For the years ended December 31			For the three months ended December 31
($ millions, except per ounce information in dollars)	2014	2013	2012	2014	2013
L Exploration and evaluation costs
Exploration and evaluation costs (note 8)	$184	$208	$359	$54	$54
Less: exploration and evaluation costs - non-gold & NCI	(11)	(30)	(51)	(3)	(8)

Total exploration and evaluation costs - gold	$173	$178	$308	$51	$46

Exploration & evaluation costs (sustaining)	20	61	115	6	16
Exploration and evaluation costs (non-sustaining)	153	117	193	45	30

Total exploration and evaluation costs - gold	$173	$178	$308	$51	$46

M Capital expenditures
Gold segments (Note 5)	$1,702	$2,558	$3,630	$443	$624
Pascua-Lama operating unit (Note 5)	195	2,226	2,113	103	635
Other gold projects[1]	72	177	128	48	51

Capital expenditures - gold	$1,969	$4,961	$5,871	$594	$1,310

Less: NCI portion	(142)	(173)	(204)	(38)	(38)
Less: capitalized interest (note 13)	(30)	(297)	(567)	(8)	(67)
Add: capitalized interest relating to copper	—	—	118	—	—

Total capital expenditures - gold	$1,797	$4,491	$5,218	$548	$1,205

Mine development expenditures	655	1,101	1,222	141	236
Sustaining capital expenditures	569	901	1,381	208	251
Non-sustaining capital expenditures	573	2,489	2,615	199	718

Total capital expenditures - gold	$1,797	$4,491	$5,218	$548	$1,205

[1]	2013 and 2012 figures include capital expenditures related to Barrick Energy that was sold in third quarter 2013.

Reconciliation of Copper Cost of Sales to C1 cash costs per pound and C3 fully allocated costs per pound

($ millions, except per pound information in dollars)	For the years ended December 31			For the three months ended December 31
	2014	2013	2012	2014	2013
Cost of sales	$947	$1,091	$1,227	$270	$267
Depreciation/amortization	(171)	(184)	(253)	(52)	(49)
Treatment and refinement charges	120	126	95	42	36
Community relations	7	9	10	2	2
Less: royalties	(39)	(48)	(34)	(14)	(12)
Non-routine charges	(1)	5	(56)	—	1
Other metal sales	(1)	(1)	(1)	—	—
Other[1]	(26)	—	(22)	—	—

C1 cash cost of sales	$836	$998	$966	$248	$245

Depreciation/amortization	171	184	253	52	49
Royalties	39	48	34	14	12
Non-routine charges	1	(5)	56	—	(1)
Administration costs	16	16	9	4	3
Other expense (income)	(5)	17	27	(2)	3

C3 fully allocated cost of sales	$1,058	$1,258	$1,345	$316	$311

Pounds sold - consolidated basis (millions pounds)	435	519	472	139	134

C1 cash cost per pound[2]	$1.92	$1.92	$2.05	$1.78	$1.81

C3 fully allocated cost per pound[2]	$2.43	$2.42	$2.85	$2.27	$2.33

[1]	Includes $17 million related to copper cathode purchases and $10 million of abnormal costs related to the conveyor collapse at Lumwana, as these costs are not indicative of Barrick’s normal production costs.
[2]	C1 cash costs per pound and C3 fully allocated costs may not calculate based on amounts presented in this table due to rounding.

Realized Prices

Realized price is a non-GAAP financial measure which excludes from sales:

•	Unrealized gains and losses on non-hedge derivative contracts;

•	Unrealized mark-to-market gains and losses on provisional pricing from copper and gold sales contracts;

•	Sales attributable to ore purchase arrangements; and

•	Export duties.

This measure is intended to enable management to better understand the price realized in each reporting period for gold and copper sales because unrealized mark-to-market value of non-hedge gold and copper derivatives are subject to change each period due to changes in market factors such as market and forward gold and copper prices so that prices ultimately realized may differ from those recorded. The exclusion of such unrealized mark-to-market gains and losses from the presentation of this performance measure enables investors to understand performance based on the realized proceeds of selling gold and copper production.

The gains and losses on non-hedge derivatives and receivable balances relate to instruments/balances that mature in future periods, at which time the gains and losses will become realized. The amounts of these gains and losses reflect fair values based on market valuation assumptions at the end of each period and do not necessarily represent the amounts that will become realized on maturity. The Company also excludes export duties that are paid upon sale and netted against revenues. Barrick believes this provides investors and analysts with a more accurate measure with which to compare to market gold prices and to assess Barrick’s gold sales performance. For those reasons, management believes that this measure provides a more accurate reflection of the Company’s past performance and is a better indicator of its expected performance in future periods.

The realized price measure is intended to provide additional information, and does not have any standardized definition under IFRS and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS. The measure is not necessarily indicative of sales as determined under IFRS. Other companies may calculate this measure differently. The following table reconciles realized prices to the most directly comparable IFRS measure.

Reconciliation of Sales to Realized Price per ounce/per pound

	For the years ended December 31
	Gold			Copper
($ millions, except per ounce/pound information in dollars)	2014	2013	2012	2014	2013	2012
Sales	$8,744	$10,670	$12,564	$1,224	$1,651	$1,689
Sales applicable to non-controlling interests	(851)	(589)	(288)	—	—	—
Sales attributable to ore purchase agreement	—	(46)	(174)	—	—	—
Realized non-hedge gold/copper derivative (losses) gains	1	1	—	(11)	(22)	(76)
Treatment and refinement charges	11	6	6	120	126	95
Export duties	48	51	65	—	—	—
Other[1]	—	—	—	—	—	(22)

Revenues – as adjusted	$7,953	$10,093	$12,173	$1,333	$1,755	$1,686

Ounces/pounds sold (000s ounces/millions pounds)	6,284	7,174	7,292	435	519	472

Realized gold/copper price per ounce/pound[2]	$1,265	$1,407	$1,669	$3.03	$3.39	$3.57

[1]	Revenue related to copper cathode purchases made in second quarter 2014.
[2]	Realized price per ounce/pound may not calculate based on amounts presented in this table due to rounding.

Adjusted Net Earnings and Adjusted Net Earnings per Share

Adjusted net earnings is a non-GAAP financial measure which excludes the following from net earnings:

•	Impairment charges (reversals) related to intangibles, goodwill, property, plant and equipment, and investments;

•	Gains/losses and other one-time costs relating to acquisitions/dispositions;

•	Foreign currency translation gains/losses;

•	Significant tax adjustments not related to current period earnings;

•	Costs related to restructuring/severance arrangements, care and maintenance and demobilization costs, and other expenses not related to current operations;

•	Unrealized gains/losses on non-hedge derivative instruments; and

•	Change in the measurement of the PER at closed sites.

Management uses this measure internally to evaluate Barrick’s underlying operating performance for the reporting periods presented and to assist with the planning and forecasting of future operating results. The Company believes that adjusted net earnings allows investors and analysts to better evaluate the results of Barrick’s underlying business. Management believes that adjusted net earnings is a useful measure of the Company’s performance because tax adjustments not related to the current period; impairment charges, gains/losses and other one-time costs relating to asset acquisitions/dispositions and business combinations; and project costs related to restructuring/severance arrangements, project care and maintenance and demobilization costs, do not reflect the underlying operating performance of Barrick’s core mining business and are not necessarily indicative of future operating results. Barrick also adjusts for changes in PER discount rates relating to our closed sites as they are not related to our current operating sites and not necessarily indicative of underlying results. Furthermore, foreign currency translation gains/losses and unrealized gains/losses from non-hedge derivatives are not necessarily reflective of the underlying operating results for the reporting periods presented.

As noted, Barrick uses this measure for internal purposes. Management’s internal budgets and forecasts and public guidance do not reflect potential impairment charges, potential gains/losses on the acquisition/disposition of assets, foreign currency translation gains/losses, or unrealized gains/losses on non-hedge derivatives. Consequently, the presentation of adjusted net earnings enables investors and analysts to better understand the underlying operating performance of our core mining business through the eyes of Management. Management periodically evaluates the components of adjusted net earnings based on an internal assessment of performance measures that are useful for evaluating the operating performance of the Company’s business segments and a review of the non-GAAP measures used by mining industry analysts and other mining companies.

Adjusted net earnings is intended to provide additional information only and does not have any standardized definition under IFRS and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS. The measures are not necessarily indicative of operating profit or cash flow from operations as determined under IFRS. Other companies may calculate these measures differently. The following table reconciles these non-GAAP measures to the most directly comparable IFRS measure.

Reconciliation of Net Earnings to Adjusted Net Earnings and Adjusted Net Earnings per Share1

	For the years ended December 31			For the three months ended December 31
($ millions, except per share amounts in dollars)	2014	2013	2012	2014	2013
Net earnings (loss) attributable to equity holders of the Company	($2,907)	($10,366)	($538)	$(2,851)	($2,830)
Impairment charges related to intangibles, goodwill, property, plant and equipment, and investments	3,394	11,536	4,425	2,848	2,815
Acquisition/disposition (gains)/losses	(48)	442	(13)	(13)	(31)
Foreign currency translation (gains)/losses	169	233	125	(17)	138
Tax adjustments	(49)	297	(83)	63	17
Other expense adjustments[2]	97	483	75	6	296
Unrealized losses/(gains) on non-hedge derivative instruments	137	(56)	(37)	138	1

Adjusted net earnings	$793	$2,569	$3,954	$174	$406

Net earnings (loss) per share[3]	($2.50)	($10.14)	($0.54)	($2.45)	($2.61)
Adjusted net earnings per share[3]	$0.68	$2.51	$3.95	$0.15	$0.37

[1]	Amounts presented in this table are after-tax and net of non-controlling interest.
[2]	Other expense adjustments include $30 million of demobilization costs relating to Pascua-Lama for the year ended December 31, 2014 (2013: $196 million).
[3]	Calculated using weighted average number of shares outstanding under the basic method of earnings per share.

INTERESTS OF EXPERTS

PricewaterhouseCoopers LLP, the auditors of the Company, has advised the Company that it is independent of Barrick Gold Corporation in accordance with the Rules of Professional Conduct of the Chartered Professional Accountants of Ontario and has complied with the SEC’s rules on auditor independence.

ADDITIONAL INFORMATION

Additional information, including directors’ and officers’ remuneration and indebtedness, principal holders of the Company’s securities and options to purchase securities is contained in the Company’s Management Information Circular and Proxy Statement dated March 18, 2015. As well, additional financial information is provided in the Company’s 2014 Annual Report, in the Company’s Consolidated Financial Statements (as prepared under IFRS) and Management’s Discussion and Analysis of Financial and Operating Results for the year ended December 31, 2014 (as prepared under IFRS), each of which is available electronically from SEDAR (www.sedar.com) and from EDGAR (www.sec.gov). Additional Information relating to Barrick is available on SEDAR at www.sedar.com and on EDGAR at www.sec.gov.